Exhibit 99.1

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 88 for details.

Quarterly Report
to Shareholders

Scotiabank reports second quarter results

TORONTO, May 25, 2022 –
Scotiabank reported second quarter net income of $2,747 million compared to $2,456 million in the same period last year. Diluted earnings per share (EPS) were $2.16, compared to $1.88 in the same period a year ago.

Adjusted net income
(1)
for the second quarter was $2,765 million and EPS was $2.18, up from $1.90 last year. Adjusted return on equity was 16.4% compared to 14.9% a year ago.

“We are pleased with the very strong EPS growth of 15% and a return on equity of 16.4%. Continued loan growth of 13%, an improving net interest margin, strong customer balance sheets, combined with prudent expense management, positions the Bank well to grow its earnings" said Brian Porter, President and CEO of Scotiabank.

Canadian Banking earnings grew 27% compared to the prior year. Results were underpinned by higher revenues, driven by robust mortgage and commercial loan growth, strong fee income, lower provision for credit losses, and the sixth consecutive quarter of positive operating leverage.

International Banking earnings continued its strong recovery exceeding $600 million this quarter. This was driven by robust mortgage and commercial loan growth, expanding margin and continued improvement in fee income that resulted in revenue growing at 4%, while generating positive operating leverage and lower provision for credit losses.

Global Wealth Management earnings grew 9% driven by higher brokerage revenues, mutual fund fees, and net interest income supported by strong loan and deposit growth.

Global Banking and Markets delivered earnings of $488 million. Strong revenue and loan growth in the corporate and investment banking business, was partially offset by lower capital markets revenue reflecting market conditions.

The Bank remains well capitalized with a Common Equity Tier 1 capital ratio
(2)
of 11.6%. Strong internal capital generation positions the Bank to continue to grow in line with its strategic objectives, while returning capital to shareholders. The Bank announced a quarterly dividend increase of 3 cents per share.

"I am proud of the many recognitions Scotiabank received this quarter, most notably, the award for Best Use of Technology for Customer Experience Overall in
The Digital Banker’s
2022 Global Digital CX Banking Awards. This award reinforces the Bank’s momentum in innovating, digitizing and modernizing our organization to meet our customers’ evolving needs” said Brian Porter. “Scotiabank also continues to demonstrate leadership as a top employer, recently winning a third consecutive recognition as one of the Best Workplaces in Canada by the Great Place to Work Institute. And we are reinforcing our commitment to advancing the inclusion of women and creating a more equitable and diverse workplace, earning a top spot in The Globe and Mail’s 2022
Women Lead Here
list, which recognizes
best-in-class
executive gender diversity amongst Canadian corporations.”

(1)
Refer to
Non-GAAP
Measures section on page 4.
(2)
This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018)
.

Enhanced Disclosure Task Force (EDTF) Recommendations
Below is the index of EDTF recommendations to facilitate easy reference in the Bank’s public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q2 2022		2021 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			14
	2	The Bank’s risk to terminology, measures and key parameters.			82-85
	3	Top and emerging risks, and the changes during the reporting period.			87-88, 92-98
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	46-49		61-64, 106-109, 122-124
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			79-81
	6	Description of risk culture and procedures applied to support the culture.			82-85
	7	Description of key risks from the Bank’s business model.			86
	8	Stress testing use within the Bank’s risk governance and capital management.			82-83
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	46	3	61-64	216
	10	a) Regulatory capital components.	46, 76	18-21	65
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		15-16
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	46	70	66-67
	12	Discussion of targeted level of capital, and the plans on how to establish this.			61-64
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.		5,34,36-47,55-57, 61,73,79	69-73, 86, 131	185, 240
	14	Analysis of the capital requirements for each Basel asset class.		13-14,34-48,54-57, 61,66-69	69-73	185, 233-240
	15	Tabulate credit risk in the Banking Book.	81	13-14, 34-48, 66-69	69-73	235
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		49,60,72	69-73
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.		77	70-72
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	38-41		104-109
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	38-41		106
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	44-45		110-112
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	42-43		109-110
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	37		103
	23	Discussion of significant trading and non-trading market risk factors.	82		99-104	239-240
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	36, 82		99-104	239-240
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.			99-104	240
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		5,34,36-47, 55-57	92-98, 125-131	194-196, 236-238
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				163-165, 196
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	64	31, 32	94, 125-126, 128-129	196
	29	Analysis of counterparty credit risk that arises from derivative transactions.	47, 80-81	78	90-91	183-186
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	80-81		90-91, 95
Other risks	31	Quantified measures of the management of operational risk.			73, 113
	32	Discussion of publicly known risk items.	47		78

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended April 30, 2022. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2021 Annual Report. This MD&A is dated May 25, 2022.
Additional information relating to the Bank, including the Bank’s 2021 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2021 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Non-GAAP Measures

12	Financial Highlights

13	Overview of Performance

15	Group Financial Performance

17	Business Segment Review

30	Geographic Highlights

31	Quarterly Financial Highlights

32	Financial Position

32	Risk Management

46	Capital Management

47	Financial Instruments

48	Off-Balance Sheet Arrangements

48	Regulatory Developments

49	Accounting Policies and Controls

50	Share Data

51	Glossary
Forward-looking statements
From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2021 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.
We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional
competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the
COVID-19
pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2021 Annual Report, as may be updated by quarterly reports.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP
Measures
The Bank uses a number of financial measures to assess its performance, as well as the performance of its operating segments. Some of these measures are presented on a non-GAAP
basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The Bank believes that non-GAAP
measures are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP
measures are used throughout this report and defined below.
Adjusted results and diluted earnings per share
The following tables present a reconciliation of GAAP reported financial results to non-GAAP
adjusted financial results. The financial results have been adjusted for the following:
Adjustments impacting current and prior periods:
Amortization of acquisition-related intangible assets:
These costs relate to the amortization of intangibles recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

Adjustments impacting prior periods only:
Restructuring and other provisions, recorded in Q4, 2021:
The Bank recorded a restructuring charge of $126 million pre-tax, and settlement and litigation provisions in the amount of $62 million pre-tax. These charges were recorded in the Other operating segment.
Acquisition and divestiture-related amounts:
i.
Acquisition-related integration costs are costs that were incurred by the Bank and related to integrating previously acquired businesses. These costs were recorded in the International Banking and Global Wealth Management operating segments. The Bank ceased incurring these costs in fiscal year 2020.
ii.
Net (gain)/loss on divestitures recorded in the Other operating segment.
Valuation-related adjustments, recorded in Q1, 2020:
The Bank recognized certain valuation-related adjustments totalling $315 million pre-tax related to modifying its allowance for credit losses measurement methodology under IFRS 9 ($155 million), enhancement of its fair value methodology primarily relating to uncollateralized OTC derivatives ($116 million) and recognition of an impairment loss related to one software asset ($44 million).

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

T1 Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Reported Results
Net interest income	$4,473	$4,344	$4,176	$8,817	$8,527
Non-interest income	3,469	3,705	3,560	7,174	7,281
Total revenue	7,942	8,049	7,736	15,991	15,808
Provision for credit losses	219	222	496	441	1,260
Non-interest expenses	4,159	4,223	4,042	8,382	8,250
Income before taxes	3,564	3,604	3,198	7,168	6,298
Income tax expense	817	864	742	1,681	1,444
Net income	$2,747	$2,740	$2,456	$5,487	$4,854
Net income attributable to non-controlling interests in subsidiaries (NCI)	78	88	90	166	180
Net income attributable to equity holders	2,669	2,652	2,366	5,321	4,674
Preferred shareholders and other equity instrument holders	74	44	77	118	120
Net income attributable to common shareholders	$2,595	$2,608	$2,289	$5,203	$4,554
Diluted earnings per share (in dollars)	$2.16	$2.14	$1.88	$4.30	$3.74
Adjustments
Amortization of acquisition-related intangible assets (1)	$24	$25	$26	$49	$54
Adjustments (Pre-tax)	$24	$25	$26	$49	$54
Income tax expense/(benefit)	(6)	(7)	(7)	(13)	(15)
Adjustments (After tax)	$18	$18	$19	$36	$39
Adjustment attributable to NCI	–	–	–	–	–
Adjustments (After tax and NCI)	$18	$18	$19	$36	$39
Adjusted Results
Net interest income	$4,473	$4,344	$4,176	$8,817	$8,527
Non-interest income	3,469	3,705	3,560	7,174	7,281
Total revenue	7,942	8,049	7,736	15,991	15,808
Provision for credit losses	219	222	496	441	1,260
Non-interest expenses	4,135	4,198	4,016	8,333	8,196
Income before taxes	3,588	3,629	3,224	7,217	6,352
Income tax expense	823	871	749	1,694	1,459
Net Income	$2,765	$2,758	$2,475	$5,523	$4,893
Net income attributable to NCI	78	88	90	166	180
Net income attributable to equity holders	2,687	2,670	2,385	5,357	4,713
Preferred shareholders and other equity instrument holders	74	44	77	118	120
Net income attributable to common shareholders	$2,613	$2,626	$2,308	$5,239	$4,593
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	$2,613	$2,626	$2,308	$5,239	$4,593
Dilutive impact of share-based payment options and others	–	24	13	67	119
Adjusted net income attributable to common shareholders (diluted)	2,613	2,650	2,321	5,306	4,712
Weighted average number of basic common shares outstanding (millions)	1,199	1,211	1,213	1,205	1,213
Dilutive impact of share-based payment options and others (millions)	2	19	10	20	35
Adjusted weighted average number of diluted common shares outstanding (millions)	1,201	1,230	1,223	1,225	1,248
Adjusted diluted earnings per share (in dollars) (2)	$2.18	$2.15	$1.90	$4.33	$3.78
Impact of adjustments on diluted earnings per share (in dollars)	$0.02	$0.01	$0.02	$0.03	$0.04
(1)	Recorded in non-interest expenses.
(2)	Earnings per share calculations are based on full dollar and share amounts.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

T1A Reconciliation of reported and adjusted results by business line
(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
	For the three months ended April 30, 2022
Reported net income (loss)	$1,179	$681	$409	$488	$(10)	$2,747
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	76	2	–	–	78
Reported net income attributable to equity holders	$1,179	$605	$407	$488	$(10)	$2,669
Adjustments:
Amortization of acquisition-related intangible assets (2)	4	8	6	–	–	18
Adjusted net income (loss)	$1,183	$689	$415	$488	$(10)	$2,765
Adjusted net income attributable to equity holders	$1,183	$613	$413	$488	$(10)	$2,687

	For the three months ended January 31, 2022
Reported net income (loss)	$1,201	$630	$415	$561	$(67)	$2,740
Net income attributable to NCI	–	85	3	–	–	88
Reported net income attributable to equity holders	$1,201	$545	$412	$561	$(67)	$2,652
Adjustments:
Amortization of acquisition-related intangible assets (2)	4	7	7	–	–	18
Adjusted net income (loss)	$1,205	$637	$422	$561	$(67)	$2,758
Adjusted net income attributable to equity holders	$1,205	$552	$419	$561	$(67)	$2,670

	For the three months ended April 30, 2021
Reported net income (loss)	$927	$507	$374	$517	$131	$2,456
Net income attributable to NCI	–	87	2	–	1	90
Reported net income attributable to equity holders	$927	$420	$372	$517	$130	$2,366
Adjustments:
Amortization of acquisition-related intangible assets (2)	4	9	6	–	–	19
Adjusted net income (loss)	$931	$516	$380	$517	$131	$2,475
Adjusted net income attributable to equity holders	$931	$429	$378	$517	$130	$2,385

	For the six months ended April 30, 2022
Reported net income (loss)	$2,380	$1,311	$824	$1,049	$(77)	$5,487
Net income attributable to NCI	–	161	5	–	–	166
Reported net income attributable to equity holders	$2,380	$1,150	$819	$1,049	$(77)	$5,321
Adjustments:
Amortization of acquisition-related intangible assets (2)	8	15	13	–	–	36
Adjusted net income (loss)	$2,388	$1,326	$837	$1,049	$(77)	$5,523
Adjusted net income attributable to equity holders	$2,388	$1,165	$832	$1,049	$(77)	$5,357

	For the six months ended April 30, 2021
Reported net income (loss)	$1,838	$984	$795	$1,060	$177	$4,854
Net income attributable to NCI	–	175	5	–	–	180
Reported net income attributable to equity holders	$1,838	$809	$790	$1,060	$177	$4,674
Adjustments:
Amortization of acquisition-related intangible assets (2)	8	18	13	–	–	39
Adjusted net income (loss)	$1,846	$1,002	$808	$1,060	$177	$4,893
Adjusted net income attributable to equity holders	$1,846	$827	$803	$1,060	$177	$4,713
(1)	Refer to Business Segment Review on page 17.
(2)	Recorded in non-interest expenses.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of International Banking’s reported, adjusted and constant dollar results
International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 13.
T2 Reconciliation of International Banking’s reported and adjusted results and constant dollar results

Reported Results	For the three months ended						For the six months ended
($ millions)	January 31, 2022			April 30, 2021			April 30, 2021
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$1,648	$(40)	$1,688	$1,662	$44	$1,618	$3,450	$178	$3,272
Non-interest income	749	(4)	753	716	24	692	1,489	77	1,412
Total revenue	2,397	(44)	2,441	2,378	68	2,310	4,939	255	4,684
Provision for credit losses	274	(9)	283	396	10	386	921	54	867
Non-interest expenses	1,285	(28)	1,313	1,294	30	1,264	2,696	122	2,574
Income tax expense	208	(2)	210	181	5	176	338	18	320
Net income	$630	$(5)	$635	$507	$23	$484	$984	$61	$923
Net income attributable to non-controlling interest in subsidiaries (NCI)	$85	$(3)	$88	$87	$6	$81	$175	$15	$160
Net income attributable to equity holders of the Bank	$545	$(2)	$547	$420	$17	$403	$809	$46	$763
Other measures
Average assets ($ billions)	$196	$(3)	$199	$194	$5	$189	$197	$9	$188
Average liabilities ($ billions)	$144	$(3)	$147	$149	$5	$144	$151	$8	$143

Adjusted Results	For the three months ended						For the six months ended
($ millions)	January 31, 2022			April 30, 2021			April 30, 2021
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$1,648	$(40)	$1,688	$1,662	$44	$1,618	$3,450	$178	$3,272
Non-interest income	749	(4)	753	716	24	692	1,489	77	1,412
Total revenue	2,397	(44)	2,441	2,378	68	2,310	4,939	255	4,684
Provision for credit losses	274	(9)	283	396	10	386	921	54	867
Non-interest expenses	1,275	(27)	1,302	1,283	29	1,254	2,672	121	2,551
Income tax expense	211	(3)	214	183	5	178	344	17	327
Net income	$637	$(5)	$642	$516	$24	$492	$1,002	$63	$939
Net income attributable to NCI	$85	$(2)	$87	$87	$6	$81	$175	$15	$160
Net income attributable to equity holders of the Bank	$552	$(3)	$555	$429	$18	$411	$827	$48	$779
Reconciliation of average total assets, core earning assets and core net interest income
Earning assets
Earning assets are defined as income generating assets which include interest-bearing deposits with banks, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances.
Non-earning
assets
Non-earning
assets are defined as cash and
non-interest
bearing deposits with financial institutions, precious metals, derivative financial instruments, property and equipment, goodwill and other intangible assets, deferred tax assets and other assets.
Core earning assets
Core earning assets are defined as income generating assets which include interest-bearing deposits with banks, investment securities and loans net of allowances.
Core net interest income
Core net interest income is defined as net interest income earned from core earning assets.
Net interest margin
Net interest margin is calculated as core net interest income (annualized) divided by average core earning assets.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

T3 Average total assets, average earning assets, average core earning assets and net interest margin by business line

	As at and for the three months ended April 30, 2022
($ millions)	Canadian Banking	International Banking	GWM, GBM & Other Segments (1)		Total
Average total assets (2)	$423,218	$203,875	$637,100		$1,264,193
Average non-earning assets (2)	4,035	17,371	81,495		102,901
Average total earning assets (2)	$419,183	$186,504	$555,605		$1,161,292
Less:
Trading assets	–	4,376	140,125		144,501
Securities purchased under resale agreements and securities borrowed	–	145	127,110		127,255
Other deductions	22,478	2,216	34,924		59,618
Average core earning assets (2)	$396,705	$179,767	$253,446		$829,918
Net interest income on core earning assets	$2,144	$1,691	$671		$4,506
Net interest margin	2.22%	3.86%	nm	(3)	2.23%
(1)	Includes Global Wealth Management, Global Banking and Markets, and Other Segments.
(2)	Average balances represent the average of daily balances for the period.
(3)	Not meaningful

	As at and for the three months ended January 31, 2022
($ millions)	Canadian Banking	International Banking	GWM, GBM & Other Segments (1)		Total
Average total assets	$411,748	$196,100	$630,768		$1,238,616
Average non-earning assets	4,129	16,039	73,997		94,165
Average total earning assets	$407,619	$180,061	$556,771		$1,144,451
Less:
Trading assets	–	5,287	157,598		162,885
Securities purchased under resale agreements and securities borrowed	–	200	130,902		131,102
Other deductions	20,580	2,083	35,367		58,030
Average core earning assets	$387,039	$172,491	$232,904		$792,434
Net interest income on core earning assets	$2,133	$1,636	$552		$4,321
Net interest margin	2.19%	3.76%	nm	(2)	2.16%
(1)	Includes Global Wealth Management, Global Banking and Markets, and Other Segments.
(2)	Not meaningful

	As at and for the three months ended April 30, 2021
($ millions)	Canadian Banking	International Banking	GWM, GBM & Other Segments (1)		Total
Average total assets	$372,445	$194,219	$584,532		$1,151,196
Average non-earning assets	4,072	14,598	75,088		93,758
Average total earning assets	$368,373	$179,621	$509,444		$1,057,438
Less:
Trading assets	–	6,146	138,269		144,415
Securities purchased under resale agreements and securities borrowed	–	–	115,354		115,354
Other deductions	16,821	2,615	29,987		49,423
Average core earning assets	$351,552	$170,860	$225,834		$748,246
Net interest income on core earning assets	$1,934	$1,648	$538		$4,120
Net interest margin	2.26%	3.95%	nm	(2)	2.26%
(1)	Includes Global Wealth Management, Global Banking and Markets, and Other Segments.
(2)	Not meaningful

	As at and for the six months ended April 30, 2022
($ millions)	Canadian Banking	International Banking	GWM, GBM & Other Segments (1)		Total
Average total assets	$417,388	$199,923	$633,330		$1,250,641
Average non-earning assets	4,083	16,694	77,132		97,909
Average total earning assets	$413,305	$183,229	$556,198		$1,152,732
Less:
Trading assets	–	4,839	149,006		153,845
Securities purchased under resale agreements and securities borrowed	–	173	129,037		129,210
Other deductions	21,514	2,148	35,150		58,812
Average core earning assets	$391,791	$176,069	$243,005		$810,865
Net interest income on core earning assets	$4,277	$3,327	$1,223		$8,827
Net interest margin	2.20%	3.81%	nm	(2)	2.20%
(1)	Includes Global Wealth Management, Global Banking and Markets, and Other Segments.
(2)	Not meaningful

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at and for the six months ended April 30, 2021
($ millions)	Canadian Banking	International Banking	GWM, GBM & Other Segments (1)		Total
Average total assets	$370,344	$196,833	$586,445		$1,153,622
Average non-earning assets	4,109	15,590	77,091		96,790
Average total earning assets	$366,235	$181,243	$509,354		$1,056,832
Less:
Trading assets	–	5,896	134,949		140,845
Securities purchased under resale agreements and securities borrowed	–	–	115,402		115,402
Other deductions	16,260	2,414	30,058		48,732
Average core earning assets	$349,975	$172,933	$228,945		$751,853
Net interest income on core earning assets	$3,918	$3,427	$1,090		$8,435
Net interest margin	2.26%	4.00%	nm	(2)	2.26%
(1)	Includes Global Wealth Management, Global Banking and Markets, and Other Segments.
(2)	Not meaningful
Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.
Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed.
Adjusted return on equity represents adjusted net income attributable to common shareholders (annualized) as a percentage of adjusted average common shareholders’ equity.
Return on equity by operating segment
T4 Return on equity by operating segment

	For the three months ended April 30, 2022
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,178	$603	$407	$487	$(80)		$2,595
Total average common equity	17,848	18,804	9,529	12,832	6,490		65,503
Return on equity	27.1%	13.2%	17.5%	15.6%	nm	(1)	16.2%
Adjusted (2)
Net income attributable to common shareholders	$1,182	$611	$413	$487	$(80)		$2,613
Total average common equity	17,848	18,804	9,529	12,832	6,517		65,530
Return on equity	27.2%	13.3%	17.8%	15.6%	nm	(1)	16.4%
(1)	Not meaningful
(2)	Refer to Tables on page 5.

	For the three months ended January 31, 2022							For the three months ended April 30, 2021
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,198	$542	$410	$559	$(101)		$2,608	$922	$413	$369	$513	$72		$2,289
Total average common equity	17,373	17,569	9,443	12,717	8,359		65,461	16,086	17,189	9,225	12,106	8,817		63,423
Return on equity	27.4%	12.2%	17.2%	17.4%	nm	(1)	15.8%	23.5%	9.9%	16.4%	17.4%	nm	(1)	14.8%
Adjusted (2)
Net income attributable to common shareholders	$1,202	$549	$417	$559	$(101)		$2,626	$926	$422	$375	$513	$72		$2,308
Total average common equity	17,373	17,569	9,443	12,717	8,470		65,572	16,086	17,189	9,225	12,106	8,847		63,453
Return on equity	27.5%	12.4%	17.5%	17.4%	nm	(1)	15.9%	23.6%	10.1%	16.7%	17.4%	nm	(1)	14.9%
(1)	Not meaningful
(2)	Refer to Tables on page 5.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the six months ended April 30, 2022							For the six months ended April 30, 2021
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$2,376	$1,145	$817	$1,046	$(181)		$5,203	$1,826	$795	$783	$1,051	$99		$4,554
Total average common equity	17,607	18,176	9,485	12,774	7,210		65,252	16,252	17,501	9,282	12,236	7,951		63,222
Return on equity	27.2%	12.7%	17.4%	16.5%	nm	(1)	16.1%	22.7%	9.2%	17.0%	17.3%	nm	(1)	14.5%
Adjusted (2)
Net income attributable to common shareholders	$2,384	$1,160	$830	$1,046	$(181)		$5,239	$1,834	$813	$796	$1,051	$99		$4,593
Total average common equity	17,607	18,176	9,485	12,774	7,296		65,338	16,252	17,501	9,282	12,236	7,987		63,258
Return on equity	27.3%	12.9%	17.6%	16.5%	nm	(1)	16.2%	22.8%	9.4%	17.3%	17.3%	nm	(1)	14.6%
(1)	Not meaningful
(2)	Refer to Tables on page 5.
Return on tangible common equity
Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders (annualized), adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes.
Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of adjusted average tangible common equity.
T5 Return on tangible common equity

	For the three months ended			For the six months ended
(Unaudited)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Reported
Average common equity	$65,503	$65,461	$63,423	$65,252	$63,222
Average goodwill (1)	(9,263)	(9,234)	(9,510)	(9,234)	(9,542)
Average acquisition-related intangibles (net of deferred tax)	(3,817)	(3,833)	(3,912)	(3,823)	(3,924)
Average tangible common equity	$52,423	$52,394	$50,001	$52,195	$49,756
Net income attributable to common shareholders – reported	$2,595	$2,608	$2,289	$5,203	$4,554
Amortization of acquisition-related intangible assets (after tax) (2)	18	18	19	36	39
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after tax)	$2,613	$2,626	$2,308	$5,239	$4,593
Return on tangible common equity – reported (3)	20.4%	19.9%	18.9%	20.2%	18.6%
Adjusted
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after tax)	$2,613	$2,626	$2,308	$5,239	$4,593
Average tangible common equity – adjusted (2)	$52,450	$52,505	$50,031	$52,281	$49,792
Return on tangible common equity – adjusted (3)	20.4%	19.8%	18.9%	20.2%	18.6%
(1)	Includes imputed goodwill from investments in associates.
(2)	Refer to Tables on page 5.
(3)	Calculated on full dollar amounts.
Productivity ratio
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest
expenses as a percentage of total revenue. A lower ratio indicates improved productivity.
Adjusted productivity ratio represents adjusted
non-interest
expenses as a percentage of adjusted total revenue.
Operating leverage
This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest
expenses.
Adjusted operating leverage represents the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest
expenses.
Provision for credit losses (PCL) as a % of average net loans and acceptances
The ratio represents PCL (annualized) expressed as a % of average net loans and acceptances.
Adjusted provision for credit losses as a % of average net loans and acceptances represents adjusted PCL (annualized) expressed as a % of average net loans and acceptances.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxable equivalent basis
The Bank analyzes certain net interest income and
non-interest
income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.
Effective tax rate
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expense by income before taxes.
Adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes.
Effective tax rate (TEB) basis is calculated by dividing income tax expense, adjusted to a tax equivalent basis, by income before taxes, adjusted to a tax equivalent basis.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Highlights
T6 Financial highlights

	As at and for the three months ended			For the six months ended
(Unaudited)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Operating results ($ millions)
Net interest income	4,473	4,344	4,176	8,817	8,527
Non-interest income	3,469	3,705	3,560	7,174	7,281
Total revenue	7,942	8,049	7,736	15,991	15,808
Provision for credit losses	219	222	496	441	1,260
Non-interest expenses	4,159	4,223	4,042	8,382	8,250
Income tax expense	817	864	742	1,681	1,444
Net income	2,747	2,740	2,456	5,487	4,854
Net income attributable to common shareholders	2,595	2,608	2,289	5,203	4,554
Operating performance
Basic earnings per share ($)	2.16	2.15	1.89	4.32	3.76
Diluted earnings per share ($)	2.16	2.14	1.88	4.30	3.74
Return on equity (%) (1)	16.2	15.8	14.8	16.1	14.5
Return on tangible common equity (%) (2)	20.4	19.9	18.9	20.2	18.6
Productivity ratio (%) (1)	52.4	52.5	52.2	52.4	52.2
Net interest margin (%) (2)	2.23	2.16	2.26	2.20	2.26
Financial position information ($ millions)
Cash and deposits with financial institutions	85,910	99,053	52,017
Trading assets	133,644	152,947	144,247
Loans	689,702	667,338	608,165
Total assets	1,288,506	1,245,474	1,125,248
Deposits	876,554	851,045	756,661
Common equity	64,833	66,172	63,459
Preferred shares and other equity instruments	5,552	5,552	4,549
Assets under administration (1)	640,227	651,200	622,786
Assets under management (1)	326,223	345,339	328,663
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%) (3)	11.6	12.0	12.3
Tier 1 capital ratio (%) (3)	12.8	13.4	13.6
Total capital ratio (%) (3)	15.0	15.1	15.7
Total loss absorbing capacity (TLAC) ratio (%) (4)	30.1	28.3	24.2
Leverage ratio (%) (5)	4.2	4.4	4.7
TLAC Leverage ratio (%) (4)	9.8	9.4	8.3
Risk-weighted assets ($ millions) (3)	445,273	433,682	404,727
Liquidity coverage ratio (LCR) (%) (6)	125	123	129
Net stable funding ratio (NSFR) (%) (7)	109	108	112
Credit quality
Net impaired loans ($ millions)	2,660	2,812	3,178
Allowance for credit losses ($ millions) (8)	5,375	5,583	6,893
Gross impaired loans as a % of loans and acceptances (1)	0.60	0.64	0.81
Net impaired loans as a % of loans and acceptances (1)	0.37	0.41	0.50
Provision for credit losses as a % of average net loans and acceptances (annualized) (1)(9)	0.13	0.13	0.33	0.13	0.41
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized) (1)(9)	0.24	0.24	0.80	0.24	0.64
Net write-offs as a % of average net loans and acceptance (annualized) (1)	0.25	0.27	0.76	0.26	0.59
Adjusted results (2)
Adjusted net income ($ millions)	2,765	2,758	2,475	5,523	4,893
Adjusted diluted earnings per share ($)	2.18	2.15	1.90	4.33	3.78
Adjusted return on equity (%)	16.4	15.9	14.9	16.2	14.6
Adjusted return on tangible common equity (%)	20.4	19.8	18.9	20.2	18.6
Adjusted productivity ratio (%)	52.1	52.2	51.9	52.1	51.8
Adjusted provision for credit losses as a % of average net loans and acceptances (annualized) (9)	0.13	0.13	0.33	0.13	0.41
Common share information
Closing share price ($) (TSX)	81.35	91.56	78.27
Shares outstanding (millions)
Average – Basic	1,199	1,211	1,213	1,205	1,213
Average – Diluted	1,201	1,230	1,223	1,225	1,248
End of period	1,198	1,204	1,214
Dividends paid per share ($)	1.00	1.00	0.90	2.00	1.80
Dividend yield (%) (1)	4.5	4.6	4.9	4.6	5.3
Market capitalization ($ millions) (TSX)	97,441	110,274	94,988
Book value per common share ($) (1)	54.13	54.94	52.29
Market value to book value multiple (1)	1.5	1.7	1.5
Price to earnings multiple (trailing 4 quarters) (1)	9.8	11.4	12.4
Other information
Employees (full-time equivalent)	90,619	89,782	89,847
Branches and offices	2,405	2,424	2,569
(1)	Refer to Glossary on page 51 for the description of the measure.
(2)	Refer to page 4 for a discussion of Non-GAAP measures.
(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(5)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).
(6)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(8)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures and other financial assets.
(9)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of Performance
Financial performance summary
The Bank’s reported net income this quarter was $2,747 million, compared to $2,456 million in the same period last year, and $2,740 million last quarter. Diluted earnings per share were $2.16 compared to $1.88 in the same period last year and $2.14 last quarter. Return on equity was 16.2%, compared to 14.8% in the same period last year and 15.8% last quarter.
Adjusted net income was $2,765 million compared to $2,475 million last year, an increase of 12%. Adjusted diluted earnings per share were $2.18 compared to $1.90 last year. Adjusted return on equity was 16.4% compared to 14.9% a year ago. The increase in net income was due primarily to higher net interest income driven by loan portfolio growth, and lower provision for credit losses.
Adjusted net income was $2,765 million this quarter compared to $2,758 million last quarter. Adjusted diluted earnings per share were $2.18, compared to $2.15 last quarter, and adjusted return on equity was 16.4% compared to 15.9% last quarter.
Economic summary and outlook
The global economy is deeply affected by the Russian war on Ukraine. In addition to the terrible human cost of the aggression, the conflict and associated sanctions have led to sharp rises in many commodity prices along with supply disruptions in key commodities. These developments have led to sharp revisions to already-high inflation forecasts. In most countries, the rise in input prices is also dampening growth, as the cost of imported raw materials has risen rapidly. This has led to a reduction in global growth forecasts. Adding to these impacts, the COVID lockdowns in China are leading to a sharp reduction in growth there, with minimal impact on commodity prices so far.
While growth in many countries is being revised down owing to these developments, this is not the case for the key countries in our footprint given their commodity production. In Canada, for instance, growth has been revised upwards in 2022 as a result of the powerful momentum observed in early 2022 data along with the substantial increase in the value of Canadian exports.
Inflation control is the key challenge for policy makers across our footprint. In Canada and the United States, we anticipate that policy rates will rise to 3% by the end of this year as central banks fight inflation. Robust growth continues to be expected this year and next in both countries, and while we consider the risk of recession low at present, high inflation and rising interest rates increase the odds of a slowdown over the next couple of years.
Policy makers in the Pacific Alliance countries have increased policy rates rapidly over the last year in response to the same inflationary pressure observed in developed markets which has been amplified locally by exchange rate weakness. Additional interest rate increases are expected to dampen inflation. Growth is generally forecast to remain strong this year in most countries, owing to the lagged impact of COVID support policies and higher commodity prices. Political developments will continue to impact the region given the electoral calendar and constitutional reform process underway in some countries.
Impact of foreign currency translation
The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the “
Constant dollar
” table in
Non-GAAP
Measures on page 7.
T7 Impact of foreign currency translation

	Average exchange rate			% Change
For the three months ended	April 30, 2022	January 31, 2022	April 30, 2021	April 30, 2022 vs. January 31, 2022	April 30, 2022 vs. April 30, 2021
U.S dollar/Canadian dollar	0.790	0.789	0.795	0.0%	(0.6)%
Mexican Peso/Canadian dollar	16.072	16.383	16.197	(1.9)%	(0.8)%
Peruvian Sol/Canadian dollar	2.964	3.143	2.929	(5.7)%	1.2%
Colombian Peso/Canadian dollar	3,033.704	3,128.422	2,867.219	(3.0)%	5.8%
Chilean Peso/Canadian dollar	637.946	653.988	571.409	(2.5)%	11.6%

	Average exchange rate		% Change
For the six months ended	April 30, 2022	April 30, 2021	April 30, 2022 vs. April 30, 2021
U.S dollar/Canadian dollar	0.789	0.786	0.5%
Mexican Peso/Canadian dollar	16.230	15.903	2.1%
Peruvian Sol/Canadian dollar	3.055	2.867	6.5%
Colombian Peso/Canadian dollar	3,081.854	2,809.225	9.7%
Chilean Peso/Canadian dollar	646.099	572.708	12.8%

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended		For the six months ended
Impact on net income (1) ($ millions except EPS)	April 30, 2022 vs. April 30, 2021	April 30, 2022 vs. January 31, 2022	April 30, 2022 vs. April 30, 2021
Net interest income	$(54)	$41	$(201)
Non-interest income (2)	(9)	67	(114)
Total revenue	(63)	108	(315)
Non-interest expenses	31	(27)	134
Other items (net of tax)	13	(28)	71
Net income	$(19)	$53	$(110)
Earnings per share (diluted)	$(0.02)	$0.04	$(0.09)
Impact by business line ($ millions)
Canadian Banking	$–	$–	$(1)
International Banking (2)	(25)	36	(78)
Global Wealth Management	–	2	(5)
Global Banking and Markets	2	1	(5)
Other (2)	4	14	(21)
Net income	$(19)	$53	$(110)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance
Net income
Q2 2022 vs Q2 2021
Net income was $2,747 million compared to $2,456 million, an increase of 12%. Adjusted net income was $2,765 million compared to $2,475 million, an increase of 12%, due mainly to higher net interest income and lower provision for credit losses, partially offset by lower non-interest
income, higher
non-interest
expenses and provision for income taxes, as well as the negative impact of foreign currency translation.
Q2 2022 vs Q1 2022
Net income increased by $7 million on both a reported and adjusted basis. Higher net interest income, lower non-interest
expenses and the positive impact of foreign currency translation, were mostly offset by lower non-interest
income.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Net income was $5,487 million compared to $4,854 million, an increase of 13%. Adjusted net income was $5,523 million compared to $4,893 million, an increase of 13%, due mainly to lower provision for credit losses and higher net interest income, partially offset by lower non-interest
income, higher
non-interest
expenses and provision for income taxes, as well as the negative impact of foreign currency translation.
Total revenue
Q2 2022 vs Q2 2021
Revenues were $7,942 million compared to $7,736 million, an increase of 3%, due mainly to higher net interest income, partially offset by lower non-interest
income.
Q2 2022 vs Q1 2022
Revenues were down 1%, due to lower
non-interest
income, partially offset by higher net interest income.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Revenues were $15,991 million compared to $15,808 million, an increase of 1%, due mainly to higher net interest income, partially offset by lower non-interest
income.
Net interest income
Q2 2022 vs Q2 2021
Net interest income was $4,473 million, up $297 million or 7%. Strong mortgage, commercial, and corporate loan growth were partly offset by margin compression and the negative impact of foreign currency translation.
Net interest margin was down three basis points to 2.23%, driven primarily by lower margins in International Banking and Canadian Banking, mainly related to changes in business mix. This was partly offset by the benefit of Central Bank rate increases, as well as a higher contribution from asset/liability management activities.
Q2 2022 vs Q1 2022
Net interest income was up $129 million or 3% driven primarily by loan growth and higher margins across all business lines, and the positive impact of foreign currency translation. These were partly offset by the impact of three fewer days in the quarter.
Net interest margin was up seven basis points to 2.23%, driven by higher contribution from asset/liability management activities, and higher margins across all business lines which benefited from Central Bank rate increases. These were partly offset by increased levels of high quality, lower-margin liquid assets.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Net interest income was $8,817 million, an increase of $290 million or 3%. Strong mortgage, commercial and corporate loan growth were partly offset by margin compression and the negative impact of foreign currency translation.
Net interest margin was down six basis points to 2.20%, driven primarily by lower margins in International Banking and Canadian Banking, mainly related to changes in business mix, as well as a lower contribution from asset/liability management activities. These were partly offset by the benefit of Central Bank rate increases.
Non-interest
income
Q2 2022 vs Q2 2021
Non-interest
income was $3,469 million, down $91 million or 3%. The decrease was due mainly to lower investment gains, trading revenues, and underwriting and advisory fees, as well as the negative impact of foreign currency translation. These were partly offset by higher banking and wealth management revenues, which increased 8% and 6%, respectively.
Q2 2022 vs Q1 2022
Non-interest
income was down $236 million or 6%, due primarily to lower trading revenues, wealth management revenues, and lower underwriting and advisory fees, as well as the impact of three fewer days in the quarter. These were partially offset by higher investment gains and the positive impact of foreign currency translation.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Non-interest
income was $7,174 million, down $107 million or 1%. The decrease was due mainly to lower investment gains, trading revenues, and underwriting and advisory fees, as well as the negative impact of foreign currency translation. These were partly offset by higher banking and higher wealth management revenues, which increased 8% and 4%, respectively.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses
Q2 2022 vs Q2 2021
The provision for credit losses was $219 million, compared to $496 million, a decrease of $277 million or 56%. The provision for credit losses ratio decreased 20 basis points to 13 basis points.
Provision for credit losses on performing loans was a net reversal of $187 million, compared to a net reversal of $696 million. The provision reversals this period were driven primarily by improved retail portfolio credit quality, partially offset by portfolio growth. Higher provision reversals last year were due mainly to credit migration to impaired, primarily in International Banking.
Provision for credit losses on impaired loans was $406 million, compared to $1,192 million, a decrease of $786 million or 66%, due primarily to lower formations across all portfolios. The provision for credit losses ratio on impaired loans decreased 56 basis points to 24 basis points.
Q2 2022 vs Q1 2022
The provision for credit losses was $219 million, compared to $222 million, a decrease of $3 million or 1%. The provision for credit losses ratio was stable at 13 basis points.
Provision for credit losses on performing loans was a net reversal of $187 million, compared to a net reversal of $183 million. The net reversal this quarter includes approximately $210 million due to the release of allowances built in fiscal year 2020 no longer required, primarily in the retail portfolio, reflecting improvement in credit quality, and reversals in energy portfolios as a result of increased commodity prices. These were partially offset by portfolio growth and the impact of the macroeconomic forecast.
Provision for credit losses on impaired loans was $406 million compared to $405 million driven by higher commercial formations, mainly in International Banking, mostly offset by lower retail formations in both Canadian Banking and International Banking. The provision for credit losses ratio on impaired loans was 24 basis points, remaining unchanged from the prior quarter.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
The provision for credit losses was $441 million, compared to $1,260 million, a decrease of $819 million or 65%. The provision for credit losses ratio decreased 28 basis points to 13 basis points.
Provision for credit losses on performing loans was a net reversal of $370 million, compared to a net reversal of $694 million. The provision reversals were primarily in the retail portfolio driven by improved credit quality and also in the energy portfolio due to increased commodity prices, partially offset by portfolio growth. The provision reversals included approximately $420 million (April 30, 2021 - $200 million) of allowance releases from those built in fiscal year 2020 no longer required.
Provision for credit losses on impaired loans was $811 million compared to $1,954 million, a decrease of $1,143 million or 58% due primarily to lower formations across all portfolios. The provision for credit losses ratio on impaired loans decreased 40 basis points to 24 basis points.
Non-interest expenses
Q2 2022 vs Q2 2021
Non-interest
expenses were $4,159 million, up $117 million or 3%. Higher personnel costs, share-based compensation, professional fees, advertising and technology-related costs to support business growth were partly offset by the positive impact of foreign currency translation and lower performance-based compensation.
The productivity ratio was 52.4% compared to 52.2%. On an adjusted basis, the productivity ratio was 52.1% compared to 51.9%. Operating leverage was negative 0.2% on a reported basis and negative 0.3% on an adjusted basis.
Q2 2022 vs Q1 2022
Non-interest
expenses were down $64 million or 2%. The decrease was due to lower performance-based compensation, seasonally higher share-based
compensation in the prior quarter, lower business and capital taxes, the positive impact of foreign currency translation and the benefit of three fewer days in the quarter.
The productivity ratio was 52.4% compared to 52.5%. On an adjusted basis, the productivity ratio was 52.1% compared to 52.2%.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Non-interest
expenses were up $132 million or 2%. Higher personnel costs, share-based payments, professional fees, advertising and technology-related costs to support business growth were partly offset by the positive impact of foreign currency translation. The prior year’s expenses included the increased investment in the SCENE loyalty program and higher performance-based compensation related to elevated wealth management performance fees.
The productivity ratio was 52.4% compared to 52.2%. On an adjusted basis, the productivity ratio was 52.1% compared to 51.8%. Operating leverage was negative 0.4% on a reported basis and negative 0.5% on an adjusted basis.
Taxes
Q2 2022 vs Q2 2021
The effective tax rate was 22.9% compared to 23.2%, due primarily to changes in earnings mix across businesses and jurisdictions.
Q2 2022 vs Q1 2022
The effective tax rate was 22.9% compared to 24.0% in the previous quarter, due primarily to higher inflationary adjustments in Mexico and Chile this quarter and changes in earnings mix across businesses and jurisdictions.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
The effective tax rate increased to 23.4% from 22.9%. On an adjusted basis, the effective rate was 23.5% as compared to 23.0%, due primarily to changes in earnings mix across businesses and jurisdictions.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review
Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•
The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up
is recorded in the Other segment.

•
For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking
T8 Canadian Banking financial performance
	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Reported Results
Net interest income	$2,144	$2,133	$1,934	$4,277	$3,918
Non-interest income (1)	759	741	690	1,500	1,354
Total revenue	2,903	2,874	2,624	5,777	5,272
Provision for credit losses	(12)	(35)	145	(47)	360
Non-interest expenses	1,324	1,282	1,229	2,606	2,433
Income tax expense	412	426	323	838	641
Net income	$1,179	$1,201	$927	$2,380	$1,838
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,179	$1,201	$927	$2,380	$1,838
Other financial data and measures
Return on equity (2)	27.1%	27.4%	23.5%	27.2%	22.7%
Net interest margin (2)	2.22%	2.19%	2.26%	2.20%	2.26%
Provision for credit losses – performing (Stage 1 and 2)	$(143)	$(160)	$(97)	$(303)	$(96)
Provision for credit losses – impaired (Stage 3)	$131	$125	$242	$256	$456
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	(0.01)%	(0.03)%	0.16%	(0.02)%	0.20%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	0.13%	0.12%	0.27%	0.12%	0.25%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	0.14%	0.14%	0.24%	0.14%	0.23%
Average assets ($ billions)	$423	$412	$372	$417	$370
Average liabilities ($ billions)	$326	$320	$311	$323	$308
(1)
Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2022 – $18 (January 31, 2022 – $8; April 30, 2021 – $26) and for the six months ended April 30, 2022 – $26 (April 30, 2021 – $46).

(2)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(3)	Refer to Glossary on page 51 for the description of the measure.

T8A Adjusted Canadian Banking financial performance
	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Adjusted Results (1)
Net interest income	$2,144	$2,133	$1,934	$4,277	$3,918
Non-interest income	759	741	690	1,500	1,354
Total revenue	2,903	2,874	2,624	5,777	5,272
Provision for credit losses	(12)	(35)	145	(47)	360
Non-interest expenses (2)	1,319	1,276	1,224	2,595	2,422
Income tax expense	413	428	324	841	644
Net income	$1,183	$1,205	$931	$2,388	$1,846
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,183	$1,205	$931	$2,388	$1,846
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)
Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended April 30, 2022 – $5 (January 31, 2022 – $6; April 30, 2021 – $5) and for the six months ended April 30, 2022 – $11 (April 30, 2021 – $11).

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q2 2022 vs Q2 2021
Net income attributable to equity holders was $1,179 million, compared to $927 million. Adjusted net income attributable to equity holders was $1,183 million, an increase of $252 million or 27%. The increase was due primarily to higher revenues and lower provision for credit losses, partly offset by higher non-interest
expenses.
Q2 2022 vs Q1 2022
Net income attributable to equity holders decreased $22 million or 2%. The decrease was due primarily to higher non-interest expenses and provision for credit losses, partly offset by higher revenues.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Net income attributable to equity holders was $2,380 million, compared to $1,838 million. Adjusted net income attributable to equity holders was $2,388 million, an increase of $542 million or 29%. The increase was due primarily to higher revenues and lower provision for credit losses, partly offset by higher non-interest
expenses.
Average assets
Q2 2022 vs Q2 2021
Average assets increased $51 billion or 14% to $423 billion. The growth included $37 billion or 16% in residential mortgages, $12 billion or 19% in business loans and acceptances, and $1 billion or 1% in personal loans.
Q2 2022 vs Q1 2022
Average assets increased $11 billion or 3%. The growth included $7 billion or 3% in residential mortgages and $4 billion or 6% in business loans and acceptances.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Average assets increased $47 billion or 13% to $417 billion. The growth included $35 billion or 15% in residential mortgages and $11 billion or 18% in business loans and acceptances.
Average liabilities
Q2 2022 vs Q2 2021
Average liabilities increased $15 billion or 5% to $326 billion. The growth included $9 billion or 8% in non-personal
deposits and $1 billion or 1% in personal deposits.
Q2 2022 vs Q1 2022
Average liabilities increased $6 billion or 2%. The growth included $3 billion or 1% in personal deposits and $1 billion or 1% in non-personal
deposits.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Average liabilities increased $15 billion or 5% to $323 billion. The growth included $10 billion or 10% in non-personal
deposits.
Total revenue
Q2 2022 vs Q2 2021
Revenues were $2,903 million, up $279 million or 11%, due to higher net interest income and non-interest
income.
Q2 2022 vs Q1 2022
Revenues increased $29 million or 1%, due to higher
non-interest
income and net interest income, partly offset by the impact of three fewer days in the quarter.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Revenues were $5,777 million, up $505 million or 10%, due to higher net interest income and non-interest
income.
Net interest income
Q2 2022 vs Q2 2021
Net interest income of $2,144 million increased $210 million or 11%, due primarily to strong loan growth, partially offset by margin compression. The net interest margin declined four basis points to 2.22%, due primarily to changes in business mix and lower loan spreads, partially offset by higher deposit spreads and the impact of the Bank of Canada rate increases.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2022 vs Q1 2022
Net interest income increased $11 million or 1%, driven by strong volume growth and margin expansion, partially offset by the impact of three fewer days in the quarter. The net interest margin increased three basis points to 2.22%, due primarily to higher deposit spreads and the impact of the Bank of Canada rate increases, partially offset by lower loan spreads.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Net interest income of $4,277 million increased $359 million or 9%, due primarily to strong loan growth, partially offset by margin compression. The net interest margin declined six basis points to 2.20%, due primarily to changes in business mix and lower loan spreads, partially offset by higher deposit spreads.
Non-interest income
Q2 2022 vs Q2 2021
Non-interest
income of $759 million increased $69 million or 10%. The increase was due primarily to higher banking revenue, foreign exchange fees, and mutual fund distribution fees, partially offset by lower income from investment in associated corporations.
Q2 2022 vs Q1 2022
Non-interest
income increased $18 million or 2% due primarily to higher banking revenue and income from investment in associated corporations, partially offset by lower mutual fund distribution fees.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Non-interest
income of $1,500 million increased $146 million or 11%. The increase was due primarily to higher banking revenue, mutual fund distribution fees, and foreign exchange fees, partially offset by lower income from investment in associated corporations.
Provision for credit losses
Q2 2022 vs Q2 2021
The provision for credit losses was a net reversal of $12 million, a decrease of $157 million. The provision for credit losses ratio was negative one basis point, a decrease of 17 basis points.
Provision for credit losses on performing loans was a net reversal of $143 million, compared to a net reversal of $97 million. The provision reversals were driven primarily by improved retail portfolio credit quality, partially offset by portfolio growth.
Provision for credit losses on impaired loans was $131 million compared to $242 million, a decrease of $111 million due primarily to lower retail provisions driven by lower formations. The provision for credit losses ratio on impaired loans was 13 basis points, a decrease of 14 basis points.
Q2 2022 vs Q1 2022
The provision for credit losses was a net reversal of $12 million, compared to a net reversal of $35 million. The provision for credit losses ratio was negative one basis point, an increase of two basis points.
Provision for credit losses on performing loans was a net reversal of $143 million, compared to a net reversal of $160 million. The provision reversals were driven primarily by improved retail portfolio credit quality, partially offset by portfolio growth and the impact of the macroeconomic forecast.
Provision for credit losses on impaired loans was $131 million compared to $125 million, an increase of $6 million or 5% due primarily to higher retail provisions driven by higher formations, partially offset by lower commercial provisions. The provision for credit losses ratio on impaired loans was 13 basis points, an increase of one basis point.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
The provision for credit losses was a net reversal of $47 million, a decrease of $407 million. The provision for credit losses ratio was negative two basis points, a decrease of 22 basis points.
Provision for credit losses on performing loans was a net reversal of $303 million, compared to a net reversal of $96 million. The provision reversals were driven primarily by improved retail portfolio credit quality, partially offset by portfolio growth.
Provision for credit losses on impaired loans was $256 million compared to $456 million, a decrease of $200 million due primarily to lower retail provisions driven by lower formations. The provision for credit losses ratio on impaired loans was 12 basis points, a decrease of 13 basis points.
Non-interest expenses
Q2 2022 vs Q2 2021
Non-interest
expenses were $1,324 million, up $95 million or 8%, due largely to higher technology, personnel, and advertising costs to support business growth.
Q2 2022 vs Q1 2022
Non-interest
expenses were up $42 million or 3%, due largely to higher technology and personnel costs to support business growth, partly offset by the impact of three fewer days in the quarter.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Non-interest
expenses were $2,606 million, up $173 million or 7%, due largely to higher technology, personnel, and advertising costs to support business growth.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes
The effective tax rate was 25.9% compared to 25.8% in the prior year and 26.2% in the prior quarter.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
The effective tax rate of 26.0% increased from 25.9% in the prior year.

International Banking
T9 International Banking financial performance
	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Reported Results
Net interest income	$1,687	$1,648	$1,662	$3,335	$3,450
Non-interest income (1)	720	749	716	1,469	1,489
Total revenue	2,407	2,397	2,378	4,804	4,939
Provision for credit losses	276	274	396	550	921
Non-interest expenses	1,268	1,285	1,294	2,553	2,696
Income tax expense	182	208	181	390	338
Net income	$681	$630	$507	$1,311	$984
Net income attributable to non-controlling interest in subsidiaries	$76	$85	$87	$161	$175
Net income attributable to equity holders of the Bank	$605	$545	$420	$1,150	$809
Other financial data and measures
Return on equity (2)	13.2%	12.2%	9.9%	12.7%	9.2%
Net interest margin (2)	3.86%	3.76%	3.95%	3.81%	4.00%
Provision for credit losses – performing (Stage 1 and 2)	$(2)	$(12)	$(545)	$(14)	$(548)
Provision for credit losses – impaired (Stage 3)	$278	$286	$941	$564	$1,469
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	0.77%	0.77%	1.18%	0.77%	1.34%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	0.77%	0.81%	2.81%	0.79%	2.14%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	0.76%	0.88%	2.72%	0.82%	1.98%
Average assets ($ billions)	$204	$196	$194	$200	$197
Average liabilities ($ billions)	$149	$144	$149	$146	$151
(1)
Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2022 – $77 (January 31, 2022 – $68; April 30, 2021 – $53) and for the six months ended April 30, 2022 – $145 (April 30, 2021 – $102).

(2)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(3)	Refer to Glossary on page 51 for the description of the measure.

T9A Adjusted International Banking financial performance
	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Adjusted Results (1)
Net interest income	$1,687	$1,648	$1,662	$3,335	$3,450
Non-interest income	720	749	716	1,469	1,489
Total revenue	2,407	2,397	2,378	4,804	4,939
Provision for credit losses	276	274	396	550	921
Non-interest expenses (2)	1,258	1,275	1,283	2,533	2,672
Income tax expense	184	211	183	395	344
Net income	$689	$637	$516	$1,326	$1,002
Net income attributable to non-controlling interest in subsidiaries	$76	$85	$87	$161	$175
Net income attributable to equity holders of the Bank	$613	$552	$429	$1,165	$827
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)
Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended April 30, 2022 – $10 (January 31, 2022 – $10; April 30, 2021 – $11) and for the six months ended April 30, 2022 – $20 (April 30, 2021 – $24).

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q2 2022 vs Q2 2021
Net income attributable to equity holders was $605 million, compared to $420 million. Adjusted net income attributable to equity holders was $613 million, an increase from $429 million. This increase was driven by lower provision for credit losses, lower non-interest
expenses, and higher revenues, partially offset by the negative impact of foreign currency translation.
Q2 2022 vs Q1 2022
Net income attributable to equity holders increased $60 million or 11% from $545 million. Adjusted net income attributable to equity holders increased $61 million or 11%, compared to $552 million last quarter. This was due largely to lower income taxes, lower non-interest
expenses, and higher revenues.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Net income attributable to equity holders was $1,150 million, an increase of $341 million. Adjusted net income attributable to equity holders was $1,165 million, an increase of $338 million. This increase was due largely to lower provision for credit losses and non-interest
expenses, partially offset by lower revenues, higher income taxes and the negative impact of foreign currency translation.
Financial Performance on an Adjusted and Constant Dollar Basis
The discussion below on the results of operations is on an adjusted and constant dollar basis. Constant dollar basis excludes the impact of foreign currency translation, which is a non-GAAP
financial measure (refer to
Non-GAAP
Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.
T10 International Banking financial performance on adjusted and constant dollar basis

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Constant dollars – Adjusted (1)
Net interest income	$1,687	$1,688	$1,618	$3,335	$3,272
Non-interest income (2)	720	753	692	1,469	1,412
Total revenue	2,407	2,441	2,310	4,804	4,684
Provision for credit losses	276	283	386	550	867
Non-interest expenses	1,258	1,302	1,254	2,533	2,551
Income tax expense	184	214	178	395	327
Net income	$689	$642	$492	$1,326	$939
Net income attributable to non-controlling interest in subsidiaries	$76	$87	$81	$161	$160
Net income attributable to equity holders of the Bank	$613	$555	$411	$1,165	$779
Other financial data and measures
Average assets ($ billions)	$204	$199	$189	$200	$188
Average liabilities ($ billions)	$149	$147	$144	$146	$143
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)
Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2022 – $77 (January 31, 2022 – $68; April 30, 2021 – $55) and for the six months ended April 30, 2022 – $145 (April 30, 2021 – $104).

Net income
Q2 2022 vs Q2 2021
Net income attributable to equity holders was $605 million, compared to $403 million. Adjusted net income attributable to equity holders increased to $613 million from $411 million. This increase was driven by lower provision for credit losses and higher revenues, partially offset by higher income taxes.
Q2 2022 vs Q1 2022
Net income attributable to equity holders increased by $58 million or 10% from $547 million. Adjusted net income attributable to equity holders increased by $58 million or 10%, compared to $555 million last quarter. This was due to lower non-interest
expenses, income taxes, and provision for credit losses, partially offset by lower revenues.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Net income attributable to equity holders was $1,150 million, an increase of $387 million. Adjusted net income attributable to equity holders was $1,165 million, up $386 million. This increase was due to lower provision for credit losses, higher revenues, and lower non-interest
expenses, partially offset by higher income taxes.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Average assets
Q2 2022 vs Q2 2021
Average assets were $204 billion, an increase of $15 billion. Total loan growth of 9% was driven by a 10% increase in commercial loans and a 14% increase in residential mortgages, partially offset by lower personal loans and credit card balances.
Q2 2022 vs Q1 2022
Average assets increased 2%. Loans grew by 3%, driven by a 3% increase in commercial loans, 4% increase in residential mortgages and a 2% increase in personal loans and credit card balances.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Average assets were $200 billion and increased by $12 billion or 6%, due primarily to an increase in loans, partially offset by a decrease in investment securities.
Average liabilities
Q2 2022 vs Q2 2021
Average liabilities of $149 billion were up 3%. Total deposits increased 6%, driven by a 7% increase in non-personal
deposits and a 2% increase in personal deposits.
Q2 2022 vs Q1 2022
Average liabilities were up 1%. Total deposits increased by 3%, driven by a 4% increase in non-personal
deposits and a 1% increase in personal deposits.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Average liabilities were $146 billion, an increase of $3 billion or 2%. Total deposits increased by 4%, driven by a 4% increase in non-personal
deposits and a 3% increase in personal deposits.
Total revenue
Q2 2022 vs Q2 2021
Revenues were $2,407 million, an increase of $97 million or 4%, driven by higher net interest income and non-interest
income.
Q2 2022 vs Q1 2022
Revenues decreased by $34 million, or 1%, driven by lower
non-interest
income and the impact of three fewer days in the quarter.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Revenues were $4,804 million, up $120 million or 3%, driven primarily by higher non-interest
income and net interest income.
Net interest income
Q2 2022 vs Q2 2021
Net interest income of $1,687 million was up 4%, driven by increases in mortgages and commercial loans, partially offset by margin compression. Net interest margin declined by nine basis points to 3.86% due mainly to margin compression from higher funding costs, and changes in business mix.
Q2 2022 vs Q1 2022
Net interest income was in line with the prior quarter, impacted by three fewer days in the quarter. Net interest margin increased by 10 basis points to 3.86% driven primarily by the impact of higher central bank rates.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Net interest income was $3,335 million, up 2%, due mainly to an increase in residential mortgages and commercial loans, partially offset by margin compression. Net interest margin declined by 19 basis points due to changes in the business mix, mainly from a decline in personal loans and credit cards.
Non-interest income
Q2 2022 vs Q2 2021
Non-interest
income was $720 million, up 4%, due to higher banking fees, card fees, and income from associated corporations, partially offset by lower investment gains and capital market revenues.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2022 vs Q1 2022
Non-interest
income decreased by $33 million or 4%, due to lower banking fees and capital market revenues, partially offset by higher income from associated corporations.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Non-interest
income was $1,469 million, up 4%, due primarily to higher banking fees and income from associated corporations, partially offset by lower investment gains, and capital market revenues.
Provision for credit losses
Q2 2022 vs Q2 2021
The provision for credit losses was $276 million, a decrease of $110 million or 28%. The provision for credit losses ratio decreased 41 basis points to 77 basis points.
Provision for credit losses on performing loans was a net reversal of $2 million, compared to a net reversal of $537 million, an increase of $535 million. The increase is driven primarily by high provision reversals last year due to credit migration to impaired, primarily in the retail portfolio, and portfolio growth.
Provision for credit losses on impaired loans was $278 million compared to $923 million, a decrease of $645 million due primarily to lower retail provisions driven by lower formations across all markets. The provision for credit losses ratio on impaired loans was 77 basis points, a decrease of 204 basis points.
Q2 2022 vs Q1 2022
The provision for credit losses was $276 million, a decrease of $7 million or 2%. The provision for credit losses ratio remained unchanged at 77 basis points.
Provision for credit losses on performing loans was a net reversal of $2 million, compared to a net reversal of $12 million. The provision reversals were driven primarily by improved retail portfolio credit quality, partially offset by portfolio growth, mainly across Pacific Alliance countries.
Provision for credit losses on impaired loans was $278 million compared to $295 million, a decrease of $17 million due primarily to lower retail provisions driven by lower formations. The provision for credit losses ratio on impaired loans decreased four basis points to 77 basis points.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
The provision for credit losses was $550 million, a decrease of $317 million or 37%. The provision for credit losses ratio was 77 basis points, a decrease of 57 basis points.
Provision for credit losses on performing loans was a net reversal of $14 million, compared to a net reversal of $532 million driven primarily by high provision reversals in the prior period due to credit migration to impaired, primarily in retail portfolio. The provision reversals this year were driven primarily by improved retail portfolio credit quality, with offsets mainly related to portfolio growth.
Provision for credit losses on impaired loans was $564 million, compared to $1,399 million, a decrease of $835 million due primarily to lower retail provisions driven by lower formations across all markets. The provision for credit losses ratio on impaired loans was 79 basis points, a decrease of 135 basis points.
Non-interest expenses
Q2 2022 vs Q2 2021
Non-interest
expenses were $1,268 million, in line with the prior year. Adjusted non-interest
expenses of $1,258 million were also in line with the prior year. Increases related to business growth and inflationary impacts, were mostly offset by the benefit from efficiency initiatives executed last year.
Q2 2022 vs Q1 2022
Non-interest
expenses were $1,268 million compared to $1,313 million, a decrease of 3%. Adjusted non-interest
expenses decreased by $44 million or 3% from $1,302 million last quarter. The decrease was due to lower performance-related compensation, and higher business taxes in the Caribbean in the prior quarter.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Non-interest
expenses were $2,553 million, down 1%. On an adjusted basis, non-interest
expenses were $2,533 million, a decrease of 1%. The decline was driven by lower salaries and employee benefits resulting from efficiency initiatives executed last year, partially offset by higher advertising costs.
Taxes
Q2 2022 vs Q2 2021
The effective tax rate was 21.0%, compared to 26.2%. On an adjusted basis, the effective tax rate was 21.1% compared to 26.2% due primarily to higher inflationary adjustments in Mexico and Chile this year.
Q2 2022 vs Q1 2022
The effective tax rate was 21.0%, compared to 24.8%. On an adjusted basis, the effective tax rate was 21.1% compared to 24.9% due primarily to higher inflationary adjustments in Mexico and Chile this quarter.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
The effective tax rate was 22.9%, compared to 25.6%. The adjusted effective tax rate was 23.0% compared to 25.6% due primarily to higher inflationary adjustments in Mexico and Chile this year and changes in earnings mix across jurisdictions.

Global Wealth Management

T11 Global Wealth Management financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Reported Results
Net interest income	$184	$174	$152	$358	$307
Non-interest income	1,174	1,248	1,156	2,422	2,391
Total revenue	1,358	1,422	1,308	2,780	2,698
Provision for credit losses	1	(1)	(2)	–	2
Non-interest expenses	803	862	802	1,665	1,619
Income tax expense	145	146	134	291	282
Net income	$409	$415	$374	$824	$795
Net income attributable to non-controlling interest in subsidiaries	$2	$3	$2	$5	$5
Net income attributable to equity holders of the Bank	$407	$412	$372	$819	$790
Other financial data and measures
Return on equity (1)	17.5%	17.2%	16.4%	17.4%	17.0%
Assets under administration ($ billions) (2)(3)	$591	$601	$567	$591	$567
Assets under management ($ billions) (2)(3)	$326	$345	$329	$326	$329
Average assets ($ billions)	$32	$31	$28	$32	$28
Average liabilities ($ billions)	$48	$47	$45	$48	$43
(1)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(2)	Refer to Glossary on page 51 for the description of the measure.
(3)	Prior period amounts have been restated to appropriately reflect certain intercompany items.

T11A Adjusted Global Wealth Management financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Adjusted Results (1)
Net interest income	$184	$174	$152	$358	$307
Non-interest income	1,174	1,248	1,156	2,422	2,391
Total revenue	1,358	1,422	1,308	2,780	2,698
Provision for credit losses	1	(1)	(2)	–	2
Non-interest expenses (2)	794	853	792	1,647	1,600
Income tax expense	148	148	138	296	288
Net income	$415	$422	$380	$837	$808
Net income attributable to non-controlling interest in subsidiaries	$2	$3	$2	$5	$5
Net income attributable to equity holders of the Bank	$413	$419	$378	$832	$803
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)
Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended April 30, 2022 – $9 (January 31, 2022 – $9; April 30, 2021 – $10) and for the six months ended April 30, 2022 – $18 (April 30, 2021 – $19).

Net income
Q2 2022 vs Q2 2021
Net income attributable to equity holders was $407 million, an increase of $35 million or 9%. The increase is due primarily to higher net interest income, brokerage revenues, and mutual fund fees.
Q2 2022 vs Q1 2022
Net income attributable to equity holders decreased $5 million or 1%. Higher net interest income and lower expenses were offset by lower mutual fund fees and brokerage revenues, as well as the 2% impact of seasonal performance fees in the prior quarter.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Net income attributable to equity holders was $819 million, up $29 million or 4%. Higher mutual fund fees, brokerage revenues, and net interest income were partially offset by higher volume-related expenses and the 7% impact of elevated seasonal performance fees in the prior year.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Assets under management (AUM) and assets under administration (AUA)
Q2 2022 vs Q2 2021
Assets under management of $326 billion decreased $3 billion or 1% driven by market depreciation partly offset by higher net sales. Assets under administration of $591 billion increased $24 billion or 4% due primarily to higher net sales, partially offset by market depreciation.
Q2 2022 vs Q1 2022
Assets under management decreased $19 billion or 6%, and Assets under administration decreased $10 billion or 2% driven primarily by market depreciation.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Assets under management of $326 billion decreased $3 billion or 1% driven by market depreciation partly offset by higher net sales. Assets under administration of $591 billion increased $24 billion or 4% due primarily to higher net sales, partially offset by market depreciation.
Total revenue
Q2 2022 vs Q2 2021
Revenues were $1,358 million, up $50 million or 4%. The increase is due primarily to higher mutual fund fees, brokerage revenues, and net interest income driven by strong volume growth and higher deposit margins.
Q2 2022 vs Q1 2022
Revenues were down $64 million or 5%, due primarily to the impact of three fewer days in the quarter, lower mutual fund fees and brokerage revenues, as well as the 1% impact of seasonal performance fees in the prior quarter. This was partially offset by higher net interest income driven by improved deposit margins.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Revenues were $2,780 million, up $82 million or 3%. The increase was due primarily to higher mutual fund fees, brokerage revenues, and net interest income driven by strong volume growth and higher deposit margins, partially offset by the 4% impact of elevated seasonal performance fees in the prior year.
Provision for credit losses
Q2 2022 vs Q2 2021
The provision for credit losses was $1 million, compared to a net reversal of $2 million, an increase of $3 million from last year driven by a new formation. The provision for credit losses ratio was one basis point, an increase of five basis points.
Q2 2022 vs Q1 2022
The provision for credit losses was $1 million, compared to a net reversal of $1 million in the last quarter, an increase of $2 million driven by a new formation. The provision for credit losses ratio was one basis point, an increase of two basis points.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
The provision for credit losses was nil, compared to $2 million. The provision for credit losses ratio was nil, a decrease of three basis points.
Non-interest expenses
Q2 2022 vs Q2 2021
Non-interest
expenses of $803 million were in line with the prior year. Higher technology costs to support business initiatives, and higher volume-related expenses, primarily distribution expenses, were largely offset by lower share-based compensation.
Q2 2022 vs Q1 2022
Non-interest
expenses were down $59 million or 7%, driven mainly by the impact of three fewer days in the quarter and lower volume-related expenses, primarily performance-based compensation and distribution expenses.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Non-interest
expenses of $1,665 million were up $46 million or 3%. This increase was driven mainly by volume-related expenses, primarily performance related compensation and distribution expenses, along with technology costs to support business initiatives.
Taxes
The effective tax rate was 26.2% compared to 26.3% in the prior year and 26.1% in the prior quarter.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
The effective tax rate of 26.1% was in line with the prior year.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets

T12 Global Banking and Markets financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Reported Results
Net interest income	$360	$373	$350	$733	$708
Non-interest income	902	1,031	907	1,933	1,885
Total revenue	1,262	1,404	1,257	2,666	2,593
Provision for credit losses	(46)	(16)	(43)	(62)	(23)
Non-interest expenses	653	670	633	1,323	1,247
Income tax expense	167	189	150	356	309
Net income	$488	$561	$517	$1,049	$1,060
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$488	$561	$517	$1,049	$1,060
Other financial data and measures
Return on equity (1)	15.6%	17.4%	17.4%	16.5%	17.3%
Provision for credit losses – performing (Stage 1 and 2)	$(42)	$(8)	$(55)	$(50)	$(50)
Provision for credit losses – impaired (Stage 3)	$(4)	$(8)	$12	$(12)	$27
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (2)	(0.16)%	(0.06)%	(0.18)%	(0.11)%	(0.05)%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (2)	(0.01)%	(0.03)%	0.05%	(0.02)%	0.05%
Net write-offs as a percentage of average net loans and acceptances (2)	0.02%	0.01%	0.06%	0.01%	0.08%
Average assets ($ billions)	$431	$444	$399	$438	$397
Average liabilities ($ billions)	$400	$407	$398	$403	$393
(1)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(2)	Refer to Glossary on page 51 for the description of the measure.
Net income
Q2 2022 vs Q2 2021
Net income attributable to equity holders was $488 million, a decrease of $29 million or 6%. This was due to higher non-interest
expense and lower
non-interest
income, partially offset by higher net interest income, lower provision for credit losses and the positive impact of foreign currency translation.
Q2 2022 vs Q1 2022
Net income attributable to equity holders decreased by $73 million or 13%. This was due to lower revenues and the impact of three fewer days in the quarter, partially offset by lower provision for credit losses and lower non-interest
expenses.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Net income attributable to equity holders was $1,049 million, a decrease of $11 million or 1% due to higher non-interest
expenses and the negative impact of foreign currency translation, partially offset by higher revenues and lower provision for credit losses.
Average assets
Q2 2022 vs Q2 2021
Average assets were $431 billion, an increase of $32 billion or 8% due mainly to increases in loans and securities purchased under resale agreements.
Q2 2022 vs Q1 2022
Average assets decreased $13 billion or 3% due mainly to lower trading securities, partly offset by higher loans.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Average assets were $438 billion, an increase of $41 billion or 10% due mainly to increases in trading securities, securities purchased under resale agreements, and loans.
Average liabilities
Q2 2022 vs Q2 2021
Average liabilities of $400 billion were higher by $2 billion or 1% due mainly to increases in deposits and derivative-related liabilities, partly offset by lower securities sold under repurchase agreements.
Q2 2022 vs Q1 2022
Average liabilities decreased $7 billion or 2% due mainly to lower securities sold under repurchase agreements.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Average liabilities were $403 billion, an increase of $10 billion or 3% due mainly to growth in deposits.
Total revenue
Q2 2022 vs Q2 2021
Revenues were $1,262 million, an increase of $5 million due primarily to higher net interest income and the positive impact of foreign currency translation, partially offset by lower non-interest
income.
Q2 2022 vs Q1 2022
Revenues decreased by $142 million or 10% due mainly to lower customer-driven trading activities.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Revenues increased by $73 million or 3% due primarily to higher net interest and non-interest
income driven by higher trading revenues, partially offset by the negative impact of foreign currency translation.
Net interest income
Q2 2022 vs Q2 2021
Net interest income was $360 million, an increase of $10 million or 3% due mainly to higher deposit margins and lending volumes, and loan origination fees.
Q2 2022 vs Q1 2022
Net interest income decreased by $13 million or 3% due mainly to the impact of three fewer days in the quarter and higher trading-related funding costs, partly offset by higher deposit margins.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Net interest income increased by $25 million or 4%, due mainly to higher deposit margins and lending volumes, and loan origination fees.
Non-interest income
Q2 2022 vs Q2 2021
Non-interest
income was $902 million, a decrease of $5 million or 1% due mainly to lower underwriting and advisory fees and credit fees, partly offset by higher trading revenues and the positive impact of foreign currency translation.
Q2 2022 vs Q1 2022
Non-interest
income decreased by $129 million or 13%, due mainly to lower trading revenues and underwriting and advisory fees, driven by lower customer activity.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Non-interest
income was $1,933 million, an increase of $48 million or 3%, due mainly to an increase in trading revenues, partially offset by lower underwriting and advisory fees, credit fees, and the negative impact of foreign currency translation.
Provision for credit losses
Q2 2022 vs Q2 2021
The provision for credit losses was a net reversal of $46 million, a decrease of $3 million or 7%. The provision for credit losses ratio was negative 16 basis points, an increase of two basis points.
Provision for credit losses on performing loans was a net reversal of $42 million compared to a net reversal of $55 million. The provision reversal this quarter was driven by reversals of allowances in the energy portfolio as a result of increased commodity prices.
Provision for credit losses on impaired loans was a net reversal of $4 million, a decrease of $16 million due primarily to lower formations and recoveries this quarter. The provision for credit losses ratio on impaired loans was negative one basis point, a decrease of six basis points.
Q2 2022 vs Q1 2022
The provision for credit losses was a net reversal of $46 million, compared to a net reversal of $16 million. The provision for credit losses ratio was negative 16 basis points, a decrease of 10 basis points.
Provision for credit losses on performing loans was a net reversal of $42 million, compared to a net reversal of $8 million. The provision reversal this quarter was driven by reversals of energy portfolio provisions due to increased commodity prices.
Provision for credit losses on impaired loans was a net reversal of $4 million, compared to a net reversal of $8 million, due primarily to higher recoveries in the prior quarter. The provision for credit losses ratio on impaired loans was negative one basis point, an increase of two basis points.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
The provision for credit losses was a net reversal of $62 million, compared to a net reversal of $23 million driven primarily by provision reversals on performing loans. The provision for credit losses ratio was negative 11 basis points, a decrease of six basis points.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses on performing loans was a net reversal of $50 million, unchanged from last year. The provision reversals were driven by reversals of energy portfolio provisions due to increased commodity prices.
Provision for credit losses on impaired loans was a net reversal of $12 million, a decrease of $39 million due primarily to lower formations. The provision for credit losses ratio on impaired loans was negative two basis points, a decrease of seven basis points.
Non-interest expenses
Q2 2022 vs Q2 2021
Non-interest
expenses of $653 million, were up $20 million or 3%, due mainly to increases in technology costs to support business development.
Q2 2022 vs Q1 2022
Non-interest
expenses decreased $17 million or 3% due mainly to lower share-based compensation, which is seasonally higher in the first quarter.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Non-interest
expenses of $1,323 million increased $76 million or 6% due mainly to increases in technology costs to support business development.
Taxes
Q2 2022 vs Q2 2021
The effective tax rate for the quarter was 25.5% compared to 22.5%. The changes were due mainly to prior year recoveries and change in earnings mix across jurisdictions.
Q2 2022 vs Q1 2022
The effective tax rate for the quarter was 25.5% compared to 25.2%.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
The effective tax rate was 25.4% compared to 22.6% due mainly to prior year recoveries and change in earnings mix across jurisdictions.
Other
(1)
T13 Other financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Reported Results
Net interest income (2)	$98	$16	$78	$114	$144
Non-interest income (2)(3)	(86)	(64)	91	(150)	162
Total revenue	12	(48)	169	(36)	306
Provision for credit losses	–	–	–	–	–
Non-interest expenses	111	124	84	235	255
Income tax expense/(benefit) (2)	(89)	(105)	(46)	(194)	(126)
Net income (loss)	$(10)	$(67)	$131	$(77)	$177
Net income (loss) attributable to non-controlling interest in subsidiaries	$–	$–	$1	$–	$–
Net income (loss) attributable to equity holders	$(10)	$(67)	$130	$(77)	$177
Other measures
Average assets ($ billions)	$174	$156	$158	$164	$162
Average liabilities ($ billions)	$269	$247	$177	$258	$188
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)
Includes the elimination of the
tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes for the three months ended April 30, 2022 – $92 (January 31, 2022 – $92; April 30, 2021 – $76) and for six months ended April 30, 2022 – $184 (April 30, 2021 – $145) to arrive at the amounts reported in the Consolidated Statement of Income.

(3)
Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies for the three months ended April 30, 2022 – $(16) (January 31, 2022 – $14; April 30, 2021 – $30) and for the six months ended April 30, 2022 – $(2) (April 30, 2021 – $15).

The Other segment includes Group Treasury, smaller Operating segments, Net gain/loss on divestitures and other corporate items which are not allocated to a business line.
Net interest income,
non-interest
income, and the provision for income taxes in each period include the elimination of tax-exempt
income
gross-up.
This amount is included in the operating segments, which are reported on a taxable equivalent basis.
Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2022 vs Q2 2021
Net income attributable to equity holders was a net loss of $10 million, compared to net income of $130 million in the prior year. The decrease of $140 million was due mainly to significantly lower investment gains and higher non-interest
expenses, partially offset by a higher contribution from asset/liability management activities.
Q2 2022 vs Q1 2022
Net income attributable to equity holders increased $57 million from the prior quarter, due primarily to higher contribution from asset/liability management activities.
Year-to-date
Q2 2022 vs
Year-to-date
Q2 2021
Net income attributable to equity holders was a net loss of $77 million compared to net income of $177 million. The decrease of $254 million was due mainly to significantly lower investments gains and a lower contribution from asset/liability management activities. This was partially offset by lower non-interest
expenses mainly related to the Bank’s increased investment in the SCENE loyalty program in the prior year.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights

T14 Geographic highlights
	For the three months ended April 30, 2022
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,480	$207	$412	$295	$410	$175	$329	$165	$4,473
Non-interest income	2,191	254	192	108	141	104	194	285	3,469
Total revenue	4,671	461	604	403	551	279	523	450	7,942
Provision for credit losses	(35)	(22)	51	89	38	53	39	6	219
Non-interest expenses	2,421	259	287	156	219	169	319	329	4,159
Income tax expense	534	57	54	46	31	20	49	26	817
Net income	1,751	167	212	112	263	37	116	89	2,747
Net income attributable to non-controlling interests in subsidiaries	(1)	–	4	3	34	16	22	–	78
Net income attributable to equity holders of the Bank	$1,752	$167	$208	$109	$229	$21	$94	$89	$2,669
Adjusted results (1)
Adjustments	9	–	–	2	5	–	1	1	18
Adjusted net income (loss) attributable to equity holders of the Bank	$1,761	$167	$208	$111	$234	$21	$95	$90	$2,687
Average Assets ($ billions)	$751	$210	$44	$27	$53	$14	$31	$134	$1,264

	For the three months ended January 31, 2022									For the three months ended April 30, 2021
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,386	$201	$421	$279	$405	$162	$325	$165	$4,344	$2,238	$181	$398	$298	$383	$179	$339	$160	$4,176
Non-interest income	2,312	278	173	119	139	103	183	398	3,705	2,322	239	173	121	156	95	173	281	3,560
Total revenue	4,698	479	594	398	544	265	508	563	8,049	4,560	420	571	419	539	274	512	441	7,736
Provision for credit losses	(37)	(6)	60	75	39	46	40	5	222	116	(16)	83	137	48	59	64	5	496
Non-interest expenses	2,462	255	289	149	224	175	334	335	4,223	2,298	238	300	165	239	161	326	315	4,042
Income tax expense	540	59	60	48	52	18	34	53	864	483	25	54	31	54	22	26	47	742
Net income	1,733	171	185	126	229	26	100	170	2,740	1,663	173	134	86	198	32	96	74	2,456
Net income attributable to non-controlling interests in subsidiaries	–	–	4	2	50	11	21	–	88	1	–	3	(2)	54	13	21	–	90
Net income attributable to equity holders of the Bank	$1,733	$171	$181	$124	$179	$15	$79	$170	$2,652	$1,662	$173	$131	$88	$144	$19	$75	$74	$2,366
Adjusted results (1)
Adjustments	10	–	–	1	5	–	1	1	18	10	–	–	1	5	–	1	2	19
Adjusted net income (loss) attributable to equity holders of the Bank	$1,743	$171	$181	$125	$184	$15	$80	$171	$2,670	$1,672	$173	$131	$89	$149	$19	$76	$76	$2,385
Average Assets ($ billions)	$721	$213	$43	$25	$52	$13	$30	$142	$1,239	$688	$165	$41	$27	$53	$13	$30	$134	$1,151

	For the six months ended April 30, 2022									For the six months ended April 30, 2021
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$4,866	$408	$833	$574	$815	$337	$654	$330	$8,817	$4,510	$358	$850	$654	$758	$371	$705	$321	$8,527
Non-interest income	4,503	532	365	227	280	207	377	683	7,174	4,733	481	343	272	336	199	336	581	7,281
Total revenue	9,369	940	1,198	801	1,095	544	1,031	1,013	15,991	9,243	839	1,193	926	1,094	570	1,041	902	15,808
Provision for credit losses	(72)	(28)	111	164	77	99	79	11	441	345	(14)	185	360	115	122	124	23	1,260
Non-interest expenses	4,883	514	576	305	443	344	653	664	8,382	4,663	468	622	344	489	336	683	645	8,250
Income tax expense	1,074	116	114	94	83	38	83	79	1,681	941	54	106	54	110	39	54	86	1,444
Net income	3,484	338	397	238	492	63	216	259	5,487	3,294	331	280	168	380	73	180	148	4,854
Net income attributable to non-controlling interests in subsidiaries	(1)	–	8	5	84	27	43	–	166	1	–	6	(5)	106	32	40	–	180
Net income attributable to equity holders of the Bank	$3,485	$338	$389	$233	$408	$36	$173	$259	$5,321	$3,293	$331	$274	$173	$274	$41	$140	$148	$4,674
Adjusted results (1)
Adjustments	19	–	–	3	10	–	2	2	36	19	–	–	4	10	–	2	4	39
Adjusted net income (loss) attributable to equity holders of the Bank	$3,504	$338	$389	$236	$418	$36	$175	$261	$5,357	$3,312	$331	$274	$177	$284	$41	$142	$152	$4,713
Average Assets ($ billions)	$735	$212	$44	$26	$52	$14	$31	$137	$1,251	$694	$157	$41	$28	$53	$13	$31	$137	$1,154
(1)	Refer to page 4 for a discussion of Non-GAAP Measures.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights
T15 Quarterly financial highlights

	For the three months ended
(Unaudited) ($ millions)	April 30 2022	January 31 2022	October 31 2021	July 31 2021	April 30 2021	January 31 2021	October 31 2020	July 31 2020
Reported results
Net interest income	$4,473	$4,344	$4,217	$4,217	$4,176	$4,351	$4,258	$4,253
Non-interest income	3,469	3,705	3,470	3,540	3,560	3,721	3,247	3,481
Total revenue	$7,942	$8,049	$7,687	$7,757	$7,736	$8,072	$7,505	$7,734
Provision for credit losses	219	222	168	380	496	764	1,131	2,181
Non-interest expenses	4,159	4,223	4,271	4,097	4,042	4,208	4,057	4,018
Income tax expense	817	864	689	738	742	702	418	231
Net income	$2,747	$2,740	$2,559	$2,542	$2,456	$2,398	$1,899	$1,304
Basic earnings per share ($)	2.16	2.15	1.98	2.00	1.89	1.87	1.44	1.10
Diluted earnings per share ($)	2.16	2.14	1.97	1.99	1.88	1.86	1.42	1.04
Net interest margin (%) (1)	2.23	2.16	2.17	2.23	2.26	2.27	2.22	2.10
Effective tax rate (%) (2)	22.9	24.0	21.2	22.5	23.2	22.7	18.0	15.1
Adjusted results (1)
Adjusting items:
Acquisition-related costs	$24	$25	$25	$24	$26	$28	$46	$66
Restructuring and other provisions	–	–	188	–	–	–	–	–
Net (gain)/ loss on divestitures	–	–	–	–	–	–	8	(44)
Tax on adjusting items	(6)	(7)	(56)	(6)	(7)	(8)	(15)	(18)
Adjustments (After tax)	18	18	157	18	19	20	39	4
Adjusted net income	$2,765	$2,758	$2,716	$2,560	$2,475	$2,418	$1,938	$1,308
Adjusted diluted earnings per share	$2.18	$2.15	$2.10	$2.01	$1.90	$1.88	$1.45	$1.04
(1)	Refer to page 4 for a discussion of Non-GAAP Measures.
(2)	Refer to Glossary on page 51 for the description of the measure.
Trending analysis
Earnings have trended upward over the period. Results in 2020 were negatively impacted by
COVID-19
due to the significantly higher provision for credit losses. Economic conditions have subsequently rebounded. Results have improved over the period mainly from lower provision for credit losses, as a result of improved credit quality and macroeconomic conditions.
Canadian Banking results have been trending upward over the period, driven by strong revenue growth, consistent positive operating leverage, and lower provision for credit losses as a result of improved credit quality.
International Banking results have reflected improvements over the period, compared to the negative impacts of the pandemic during 2020. Provision for credit losses have normalized, and expenses remain well controlled, driven by cost management initiatives.
Global Wealth Management has delivered strong earnings growth over the period. Revenue increases were driven by strong sales momentum and elevated levels of market activity in the Canadian asset management and wealth advisory businesses. Expenses have grown over the period due largely to higher volume-driven activity.
Global Banking and Markets results are affected by market conditions that impact revenue from client activity in the capital markets and corporate and investment banking businesses. Provision for credit losses have generally decreased over the period.
Provision for credit losses
Provision for credit losses decreased significantly during the period. This was driven by performing loan provision reversals reflecting improvement in credit quality and more favourable macroeconomic outlook. Impaired loan provisions also trended lower due to lower formations across markets.
Non-interest
expenses
Non-interest
expenses have been relatively stable over the period, with certain quarters impacted by seasonality or adjusting items. The trend has been driven by the favourable impact of foreign currency translation and ongoing expense management and efficiency initiatives.
Provision for income taxes
The effective tax rate was 22.9% this quarter and averaged 21.2% over the period. Effective tax rates were impacted by divestitures, varying levels of provision for credit losses and net income earned in foreign jurisdictions, as well as the variability of tax-exempt
dividend income and inflationary adjustments.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Position
T16 Condensed statement of financial position

	As at
(Unaudited) ($ billions)	April 30 2022	October 31 2021
Assets
Cash, deposits with financial institutions and precious metals	$87.0	$87.1
Trading assets	133.6	146.3
Securities purchased under resale agreements and securities borrowed	148.7	127.7
Investment securities	100.5	75.2
Loans	689.7	637.0
Other	129.0	111.5
Total assets	$1,288.5	$1,184.8
Liabilities
Deposits	$876.6	$797.3
Obligations related to securities sold under repurchase agreements and securities lent	132.0	123.5
Other liabilities	199.5	184.8
Subordinated debentures	8.4	6.3
Total liabilities	$1,216.5	$1,111.9
Equity
Common equity	$64.8	$64.8
Preferred shares and other equity instruments	5.6	6.0
Non-controlling interests in subsidiaries	1.6	2.1
Total equity	$72.0	$72.9
Total liabilities and equity	$1,288.5	$1,184.8
The Bank’s total assets were $1,289 billion as at April 30, 2022, up $104 billion or 9%, including 1% due to the impact of foreign currency translation, from October 31, 2021. Investment securities increased $25 billion due primarily to higher holdings of U.S. government debt. Loans increased $53 billion. Residential mortgages increased $18 billion mainly in Canada. Personal loans and credit cards increased $4 billion reflecting increased consumer spending. Business and government loans increased $30 billion mainly in Canada and the U.S. Securities purchased under resale agreements and securities borrowed increased $21 billion due to higher client demand. Derivative instrument assets increased by $12 billion due mainly to changes in foreign exchange rates, interest rates and higher activity. Other assets increased $7 billion due mainly to higher collateral requirements, tax assets and receivables. Trading securities decreased $14 billion due to lower trading and client activity.
Total liabilities were $1,217 billion as at April 30, 2022, up $105 billion or 9%, including 1% due to the impact of foreign currency translation, from October 31, 2021. Total deposits increased $79 billion. Personal deposits of $253 billion increased $9 billion due mainly to growth in Canada. Business and government deposits grew by $58 billion mainly in Canada. Deposits by financial institutions increased $12 billion due mainly to increased deposits from central banks and higher deposits in Canada. Obligation related to securities sold under repurchase agreements and securities lent increased by $9 billion due to higher activity and funding requirements. Obligations related to securities sold short increased by $4 billion due mainly to larger Canadian government positions. Derivative instrument liabilities increased $15 billion which was similar to the increase in derivative instrument assets.
Total shareholders’ equity decreased $925 million from October 31, 2021. Equity was lower due to dividends paid of $2,520 million, share buybacks of $2,336 million, redemption of preferred shares and other equity instruments of $500 million, change in derivative instruments designated as cash flow hedges of $2,558 million and a reduction in non-controlling interests in subsidiaries of $637 million due mainly to the Bank’s increased ownership in Scotiabank Chile. Partially offsetting these items were current year earnings of $5,487 million, an increase of $1,014 million in the cumulative foreign currency translation amount, revaluation of the Bank’s employee benefit plans of $855 million, and changes in other components of OCI of $290 million.
Risk Management
The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2021 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2021 Annual Report.
Significant developments that took place during this quarter are as follows:
Credit risk
Allowance for credit losses
IFRS 9
Financial Instruments
, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs as further described below. Expert credit judgement may be made in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors. Expert credit judgement continues to be applied to consider the continued impacts from
COVID-19,
both domestically and internationally, in the assessment of underlying credit deterioration and migration of balances to progressive stages. Consistent with the requirements of IFRS 9, the Bank considered both quantitative and qualitative information in the assessment of a significant increase in risk.
The Bank has no direct credit exposure to Russia or Ukraine but does have credit exposure to businesses that are impacted either directly or indirectly, by higher energy costs or commodity prices, or potential disruption within their supply chains. The Bank monitors both the internal and external indicators for signs of contagion risk and any second or third order risks that may arise from the war in Ukraine above and beyond those captured in the macroeconomic outlook. Such impacts are not significant and are appropriately mitigated.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. Relative to the base case, the optimistic scenario features a somewhat stronger economic activity. The two pessimistic scenarios were updated this quarter around the potential risk of stagflation and recession.
In light of current economic uncertainty, the updated pessimistic scenarios feature a protracted period of high commodity prices, elevated financial market uncertainty and a further disruption to supply chains. All these elements lead to much higher inflation compared to the baseline scenario. Central banks respond by hiking rates more aggressively in the pessimistic scenarios, pushing rates across the yield curve higher compared to the baseline scenario and resulting in a rapid deceleration of growth. In the pessimistic scenario, stagflation is short-lived, while in the very pessimistic scenario, a recession persists for a longer period of time.
The table below shows a comparison of projections for the next 12 months, as at April 30, 2022, January 31, 2022 and October 31, 2021, of select macroeconomic variables that impact the expected credit loss calculations (see page 66 for all key variables):
T17 Select macroeconomic variable projections

	Base Case Scenario			Alternative Scenario - Optimistic			Alternative Scenario - Pessimistic			Alternative Scenario - Very Pessimistic
Next 12 months	As at April 30 2022	As at January 31 2022	As at October 31 2021	As at April 30 2022	As at January 31 2022	As at October 31 2021	As at April 30 2022	As at January 31 2022	As at October 31 2021	As at April 30 2022	As at January 31 2022	As at October 31 2021
Canada
Real GDP growth, y/y % change	4.6	4.2	3.4	6.6	6.1	5.3	-0.8	0.0	-1.3	-2.2	-4.6	-7.4
Unemployment rate, average %	5.0	5.2	6.3	4.2	4.5	5.6	9.1	7.7	8.8	9.6	10.6	11.7
US
Real GDP growth, y/y % change	3.9	4.2	5.7	5.3	5.4	7.3	-1.9	1.2	2.4	-3.5	-2.2	-1.4
Unemployment rate, average %	3.8	4.1	3.8	3.5	3.9	3.4	7.4	5.8	5.6	7.8	7.1	6.8
Global
WTI oil price, average USD/bbl	96	69	69	102	75	75	129	59	61	140	56	57
The total allowance for credit losses as at April 30, 2022, was $5,375 million. The allowance for credit losses on loans was $5,294 million, down $198 million from the prior quarter. The decrease was due primarily to releases of performing loan provisions driven by improved portfolio credit quality and impact of increased commodity prices.
The allowance on performing loans was lower at $3,690 million compared to $3,869 million as at January 31, 2022. The decrease was primarily related to the Canadian Banking retail portfolio and Global Banking and Markets driven by releases due to improved portfolio credit quality, and reversals of allowances in the energy portfolio as a result of increased commodity prices.
The allowance on impaired loans decreased to $1,604 million from $1,623 million last quarter. The decrease was primarily related to the International Banking retail portfolio driven by lower formations across markets this quarter.
Impaired loans
Gross impaired loans decreased to $4,264 million as at April 30, 2022, compared to $4,435 million last quarter. The decrease was due primarily to lower net formations. The gross impaired loan ratio was 60 basis points as at April 30, 2022, a decrease of four basis points from last quarter.
Net impaired loans in Canadian Banking were $421 million as at April 30, 2022, a decrease of $66 million from last quarter, due to lower gross impaired loans driven by lower retail net formations and commercial write-offs. International Banking’s net impaired loans were $2,068 million as at April 30, 2022, a decrease of $29 million from last quarter, as lower retail gross impaired loans were partially offset by higher commercial gross impaired loans. In Global Wealth Management, net impaired loans were $23 million as at April 30, 2022, unchanged from last quarter. In Global Banking and Markets, net impaired loans were $148 million as at April 30, 2022, a decrease of $57 million from last quarter, due primarily to repayment on one account and low formations. Net impaired loans as a percentage of loans and acceptances were 0.37% as at April 30, 2022, a decrease of four basis points from 0.41% last quarter.
Overview of loan portfolio
The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.
Real estate secured lending
A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at April 30, 2022, these loans amounted to $446 billion or 62% of the Bank’s total loans and acceptances outstanding (January 31, 2022 – $437 billion or 63%). Of these, $359 billion or 81% are real estate secured loans (January 31, 2022 – $352 billion or 81%). The tables below provide more details by portfolios.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Insured and uninsured mortgages and home equity lines of credit
(1)
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.
T18 Insured and uninsured residential mortgages and HELOCs, by geographic areas

	As at April 30, 2022
	Residential mortgages						Home equity lines of credit
	Insured (2)		Uninsured		Total		Insured (2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada: (3)
Atlantic provinces	$5,119	1.7%	$6,513	2.2%	$11,632	3.9%	$–	–%	$1,024	4.8%	$1,024	4.8%
Quebec	7,703	2.6	12,219	4.2	19,922	6.8	–	–	1,019	4.8	1,019	4.8
Ontario	34,651	11.8	126,355	42.9	161,006	54.7	–	–	12,091	56.9	12,091	56.9
Manitoba & Saskatchewan	5,447	1.9	4,993	1.7	10,440	3.6	–	–	649	3.1	649	3.1
Alberta	17,251	5.9	15,683	5.3	32,934	11.2	–	–	2,476	11.7	2,476	11.7
British Columbia & Territories	11,846	4.0	46,540	15.8	58,386	19.8	–	–	3,980	18.7	3,980	18.7
Canada (4)	$82,017	27.9%	$212,303	72.1%	$294,320	100%	$–	–%	$21,239	100%	$21,239	100%
International	–	–	43,394	100	43,394	100	–	–	–	–	–	–
Total	$82,017	24.3%	$255,697	75.7%	$337,714	100%	$–	–%	$21,239	100%	$21,239	100%
	As at January 31, 2022
Canada (4)	$84,062	29.1%	$204,465	70.9%	$288,527	100%	$–	–%	$20,595	100%	$20,595	100%
International	–	–	42,464	100	42,464	100	–	–	–	–	–	–
Total	$84,062	25.4%	$246,929	74.6%	$330,991	100%	$–	–%	$20,595	100%	$20,595	100%
	As at October 31, 2021
Canada (4)	$86,386	30.8%	$193,783	69.2%	$280,169	100%	$–	–%	$20,464	100%	$20,464	100%
International	–	–	39,509	100	39,509	100	–	–	–	–	–	–
Total	$86,386	27.0%	$233,292	73.0%	$319,678	100%	$–	–%	$20,464	100%	$20,464	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $3,815 (January 31, 2022 – $3,582; October 31, 2021 – $3,783) of which $2,487 are insured (January 31, 2022 – $2,514; October 31, 2021 – $2,793).
Amortization period ranges for residential mortgages
(1)
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.
T19 Distribution of residential mortgages by amortization periods, and by geographic areas

	As at April 30, 2022
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	29.2%	37.3%	31.7%	1.6%	0.2%	100%
International	62.9%	17.6%	17.5%	2.0%	0.0%	100%
	As at January 31, 2022
Canada	29.5%	38.0%	31.1%	1.2%	0.2%	100%
International	62.0%	17.3%	15.2%	5.5%	0.0%	100%
	As at October 31, 2021
Canada	29.9%	38.5%	30.1%	1.3%	0.2%	100%
International	62.7%	17.4%	15.6%	4.3%	0.0%	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
Loan to value ratios
(1)
The Canadian residential mortgage portfolio is 72% uninsured (January 31, 2022 – 71%; October 31, 2021 – 69%). The average loan-to-value
(LTV) ratio of the uninsured portfolio is 47% (January 31, 2022 – 49%; October 31, 2021 – 49%).

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.
T20 Loan to value ratios

	Uninsured LTV ratios
	For the three months ended April 30, 2022
	Residential mortgages	Home equity lines of credit (2)
	LTV%	LTV%
Canada: (3)
Atlantic provinces	67.0%	63.2%
Quebec	65.3	70.1
Ontario	62.4	61.8
Manitoba & Saskatchewan	68.7	61.6
Alberta	69.0	71.7
British Columbia & Territories	63.1	60.9
Canada (3)	63.4%	62.5%
International	72.1%	n/a
	For the three months ended January 31, 2022
Canada (3)	64.4%	64.3%
International	73.2%	n/a
	For the three months ended October 31, 2021
Canada (3)	64.7%	64.7%
International	72.4%	n/a
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3)	The province represents the location of the property in Canada.
Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn
The Bank undertakes regular stress testing of its mortgage book to determine the impact of various combinations of home price declines and unemployment increases. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank
scenario analyses to assess the impact to the enterprise of different scenarios and is confident that it has the financial resources to withstand even a very negative outlook. In practice, the mortgage portfolio is robust to such scenarios due to the low LTV of the book, the high proportion of insured exposures and the diversified composition of the portfolio.
Regional
non-retail
exposures
The Bank’s exposures outside Canada and the US are diversified by region and product and are sized appropriately relative to the credit worthiness of the counterparties (65% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.
The Bank has no direct exposure to Russia or Ukraine. While some customers may be negatively impacted by the conflict in the region and by trade restrictions as a result of sanctions, the impact to the Bank, to date, is immaterial and appropriately mitigated.
The Banks exposures to sovereigns was $58.7 billion as at April 30, 2022 (January 31, 2022 – $57.3 billion; October 31, 2021 – $59.9 billion), $15.6 billion to banks (January 31, 2022 – $13.4 billion; October 31, 2021 – $13.4 billion) and $120.2 billion to corporates (January 31, 2022 – $116.7 billion; October 31, 2021 – $111.2 billion).

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s regional credit exposures are distributed as follows:
T21 Bank’s regional credit exposures distribution

	As at
	April 30, 2022							January 31 2022	October 31 2021
($ millions)	Loans and loan equivalents (1)	Deposits with financial institutions	Securities (2)	SFT and derivatives (3)	Funded total	Undrawn commitments (4)	Total	Total	Total
Latin America (5)	$82,416	$9,140	$16,815	$2,501	$110,872	$10,403	$121,275	$119,106	$114,711
Caribbean and Central America	11,644	3,339	3,960	15	18,958	3,544	22,502	22,109	21,746
Europe, excluding U.K.	5,485	1,451	4,658	1,714	13,308	8,508	21,816	22,843	22,361
U.K.	7,665	6,521	788	4,357	19,331	7,192	26,523	23,625	24,046
Asia	14,056	1,479	13,346	1,209	30,090	7,136	37,226	35,915	37,290
Other (6)	701	4	215	346	1,266	320	1,586	1,638	1,766
Total	$121,967	$21,934	$39,782	$10,142	$193,825	$37,103	$230,928	$225,236	$221,920
(1)
Individual allowances for credit losses are $512. Letters of credit and guarantees are included as funded exposure as they have been issued.Included in loans and loans equivalent are letters of credit and guarantees which total $13,304 as at April 30, 2022 (January 31, 2022 – $13,041; October 31, 2021 – $12,755).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)
SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $6,436 and collateral held against SFT was $103,108.

(4)
Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes countries in the Pacific Alliance plus Brazil, Uruguay, Venezuela, Ecuador and Argentina.
(6)	Includes Middle East and Africa.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.
T22 Market Risk Measures

	Average for the three months ended
Risk factor ($ millions)	April 30 2022	January 31 2022	April 30 2021
Credit spread plus interest rate	$10.4	$11.4	$14.3
Credit spread	5.7	3.2	6.2
Interest rate	9.6	12.0	15.3
Equities	4.0	3.9	6.1
Foreign exchange	2.0	2.0	2.9
Commodities	2.8	1.5	4.9
Debt specific	2.1	2.0	2.8
Diversification effect	(9.4)	(8.5)	(14.3)
Total VaR	$11.9	$12.3	$16.7
Total Stressed VaR	$26.4	$40.1	$40.2
In the second quarter of 2022, the average
one-day
Total VaR was in line with the prior quarter.
The average
one-day
Total Stressed VaR decreased during the quarter to $26.4 million, mainly due to unwinding year-end
client driven transactions. Stressed VaR is calculated using the worst-case scenario from fixed historical periods and in Q2 2022, the Stressed VaR was calculated from 2008/2009 credit crisis period.
There were three trading loss days this quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).
Non-trading
interest rate sensitivity
The following table shows the
pro-forma
pre-tax
impact on the Bank’s net interest income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis points increase and a 25 basis points decrease in interest rate across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.
T23 Structural interest sensitivity

	As at
	April 30, 2022						January 31, 2022		April 30, 2021 (1)
	Net interest income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity	Net interest income	Economic value of equity
+100 bps	$3	$(129)	$(126)	$(736)	$(963)	$(1,699)	$245	$(1,041)	$396	$(403)
-25 bps	(32)	32	–	66	230	296	(75)	177	(107)	(7)
(1)	Prior period amounts have been restated to conform with current period presentation

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

During the second quarter of 2022, both interest rate sensitivities remained within the Bank’s approved consolidated limits.
The Bank’s Asset/Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.
The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.
Market risk linkage to Consolidated Statement of Financial Position
Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading
risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading
risk measures is provided in the table below.
T24 Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at April 30, 2022	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$1,056	$1,056	$–	$–	n/a
Trading assets	133,644	133,570	74	–	Interest rate, FX
Derivative financial instruments	54,608	45,935	8,673	–	Interest rate, FX, equity
Investment securities	100,487	–	100,487	–	Interest rate, FX, equity
Loans	689,702	–	689,702	–	Interest rate, FX
Assets not subject to market risk (1)	309,009	–	–	309,009	n/a
Total assets	$1,288,506	$180,561	$798,936	$309,009
Deposits	$876,554	$–	$828,097	$48,457	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	21,927	–	21,927	–	Interest rate, equity
Obligations related to securities sold short	44,620	44,620	–	–	n/a
Derivative financial instruments	57,123	41,105	16,018	–	Interest rate, FX, equity
Trading liabilities (2)	433	433	–	–	n/a
Pension and other benefit liabilities	1,568	–	1,568	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (3)	214,314	–	–	214,314	n/a
Total liabilities	$1,216,539	$86,158	$867,610	$262,771
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

As at October 31, 2021	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$755	$755	$–	$–	n/a
Trading assets	146,312	146,238	74	–	Interest rate, FX
Derivative financial instruments	42,302	35,379	6,923	–	Interest rate, FX, equity
Investment securities	75,199	–	75,199	–	Interest rate, FX, equity
Loans	636,986	–	636,986	–	Interest rate, FX
Assets not subject to market risk (1)	283,290	–	–	283,290	n/a
Total assets	$1,184,844	$182,372	$719,182	$283,290
Deposits	$797,259	$–	$751,862	$45,397	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	22,493	–	22,493	–	Interest rate, equity
Obligations related to securities sold short	40,954	40,954	–	–	n/a
Derivative financial instruments	42,203	35,702	6,501	–	Interest rate, FX, equity
Trading liabilities (2)	417	417	–	–	n/a
Pension and other benefit liabilities	1,820	–	1,820	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (3)	206,806	–	–	206,806	n/a
Total liabilities	$1,111,952	$77,073	$782,676	$252,203
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity risk
Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.
Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 18 to the Condensed Interim Consolidated Financial Statements and in Note 36 to the Consolidated Financial Statements in the Bank’s 2021 Annual Report.
Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.
Liquid assets
Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs.
Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.
Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.
Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.
The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at April 30, 2022 unencumbered liquid assets were $264 billion (October 31, 2021 – $246 billion). Securities including National Housing Act (NHA) mortgage-backed securities, comprised 69% of liquid assets (October 31, 2021 – 67%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans were 31% (October 31, 2021 – 33%). The increase in total liquid assets was mainly attributable to an increase in foreign government securities, partially offset by a decrease in Canadian government securities, other liquid securities and NHA mortgage-backed securities.
The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at April 30, 2022. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.
The Bank’s liquid asset pool is summarized in the following table:
T25 Liquid asset pool

	As at April 30, 2022
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$76,822	$–	$76,822	$–	$4,883	$71,939	$–
Deposits with financial institutions	9,088	–	9,088	–	587	8,501	–
Precious metals	1,056	–	1,056	–	–	1,056	–
Securities:
Canadian government obligations	45,966	26,943	72,909	42,649	–	30,260	–
Foreign government obligations	85,236	91,726	176,962	81,016	–	95,946	–
Other securities	88,602	79,689	168,291	132,642	–	35,649	–
Loans:
NHA mortgage-backed securities	28,560	–	28,560	7,433	–	21,127	–
Call and short loans	–	–	–	–	–	–	–
Total	$335,330	$198,358	$533,688	$263,740	$5,470	$264,478	$–

	As at October 31, 2021
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$77,695	$–	$77,695	$–	$5,858	$71,837	$–
Deposits with financial institutions	8,628	–	8,628	–	197	8,431	–
Precious metals	755	–	755	–	–	755	–
Securities:
Canadian government obligations	47,772	20,311	68,083	30,490	–	37,593	–
Foreign government obligations	62,288	81,296	143,584	77,571	–	66,013	–
Other securities	98,476	69,368	167,844	128,979	–	38,865	–
Loans:
NHA mortgage-backed securities	30,153	–	30,153	8,114	–	22,039	–
Call and short loans	20	–	20	–	–	20	–
Total	$325,787	$170,975	$496,762	$245,154	$6,055	$245,553	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:
T26 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

	As at
($ millions)	April 30 2022	October 31 2021
The Bank of Nova Scotia (Parent)	$203,725	$185,903
Bank domestic subsidiaries	19,658	18,267
Bank foreign subsidiaries	41,095	41,383
Total	$264,478	$245,553
The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (84%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.
Encumbered assets
In the course of the Bank’s
day-to-day
activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:
T27 Asset Encumbrance

	As at April 30, 2022
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$76,822	$–	$76,822	$–	$4,883	$71,939	$–
Deposits with financial institutions	9,088	–	9,088	–	587	8,501	–
Precious metals	1,056	–	1,056	–	–	1,056	–
Liquid securities:
Canadian government obligations	45,966	26,943	72,909	42,649	–	30,260	–
Foreign government obligations	85,236	91,726	176,962	81,016	–	95,946	–
Other liquid securities	88,602	79,689	168,291	132,642	–	35,649	–
Other securities	4,096	12,083	16,179	4,593	–	–	11,586
Loans classified as liquid assets:
NHA mortgage-backed securities	28,560	–	28,560	7,433	–	21,127	–
Call and short loans	–	–	–	–	–	–	–
Other loans	669,625	–	669,625	3,856	73,484	10,839	581,446
Other financial assets (4)	226,865	(132,371)	94,494	12,267	–	–	82,227
Non-financial assets	52,590	–	52,590	–	–	–	52,590
Total	$1,288,506	$78,070	$1,366,576	$284,456	$78,954	$275,317	$727,849

	As at October 31, 2021
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$77,695	$–	$77,695	$–	$5,858	$71,837	$–
Deposits with financial institutions	8,628	–	8,628	–	197	8,431	–
Precious metals	755	–	755	–	–	755	–
Liquid securities:
Canadian government obligations	47,772	20,311	68,083	30,490	–	37,593	–
Foreign government obligations	62,288	81,296	143,584	77,571	–	66,013	–
Other liquid securities	98,476	69,368	167,844	128,979	–	38,865	–
Other securities	3,811	13,254	17,065	6,028	–	–	11,037
Loans classified as liquid assets:
NHA mortgage-backed securities	30,153	–	30,153	8,114	–	22,039	–
Call and short loans	20	–	20	–	–	20	–
Other loans	614,926	–	614,926	5,964	65,647	10,527	532,788
Other financial assets (4)	194,100	(111,892)	82,208	6,651	–	–	75,557
Non-financial assets	46,220	–	46,220	–	–	–	46,220
Total	$1,184,844	$72,337	$1,257,181	$263,797	$71,702	$256,080	$665,602
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

As at April 30, 2022 total encumbered assets of the Bank were $363 billion (October 31, 2021 – $335 billion). Of the remaining $1,003 billion (October 31, 2021 – $922 billion) of unencumbered assets, $275 billion (October 31, 2021 – $256 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.
In some
over-the-counter
derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at April 30, 2022 the potential adverse impact on derivatives collateral that would result from a one-notch
or
two-notch
downgrade of the Bank’s rating below its lowest current rating was $23 million or $89 million, respectively.
Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.
Liquidity coverage ratio
The Liquidity Coverage Ratio (LCR) measure is based on a
30-day
liquidity stress scenario, with assumptions defined in the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.
HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.
The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.
The following table presents the Bank’s LCR for the quarter ended April 30, 2022, based on the average daily positions in the quarter:
T28 Bank’s average LCR
(1)

For the quarter ended April 30, 2022 ($ millions) (2)	Total unweighted value (Average) (3)	Total weighted value (Average) (4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$214,110

Cash outflows
Retail deposits and deposits from small business customers, of which:	$240,251	$20,681
Stable deposits	96,334	3,070
Less stable deposits	143,917	17,611
Unsecured wholesale funding, of which:	280,203	127,318
Operational deposits (all counterparties) and deposits in networks of cooperative banks	104,681	25,024
Non-operational deposits (all counterparties)	144,339	71,111
Unsecured debt	31,183	31,183
Secured wholesale funding	*	54,419
Additional requirements, of which:	240,962	52,200
Outflows related to derivative exposures and other collateral requirements	37,140	26,631
Outflows related to loss of funding on debt products	3,610	3,610
Credit and liquidity facilities	200,212	21,959
Other contractual funding obligations	1,816	1,685
Other contingent funding obligations (5)	512,751	6,564
Total cash outflows	*	$262,867

Cash inflows
Secured lending (e.g. reverse repos)	$197,751	$46,443
Inflows from fully performing exposures	29,348	18,848
Other cash inflows	26,052	26,052
Total cash inflows	$253,151	$91,343
		Total adjusted value (6)
Total HQLA	*	$214,110
Total net cash outflows	*	$171,524
Liquidity coverage ratio (%)	*	125%
For the quarter ended January 31, 2022 ($ millions)		Total adjusted value (6)
Total HQLA	*	$205,176
Total net cash outflows	*	$166,652
Liquidity coverage ratio (%)	*	123%
*	Disclosure is not required under regulatory guideline.
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(2)	Based on the average of daily positions of the 62 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
(5)
Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
The increase in the Bank’s average LCR for the quarter ended April 30, 2022 versus the average of the previous quarter was attributable to normal business activities. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.
Regulatory liquidity developments
In January 2022, OSFI finalized revisions to its LAR Guideline for implementation in April 2023. Updates were focused primarily on one of the metrics within the guideline, the Net Cumulative Cash Flow with modifications to the metric’s stress cash outflow and inflow rates.
Net stable funding ratio
The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance
sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.
ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance
sheet exposures.
The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.
The following table presents the Bank’s NSFR as at April 30, 2022:
T29 Bank’s NSFR
(1)

	Unweighted Value by Residual Maturity				Weighted value (3)
As at April 30, 2022 ($ millions)	No maturity (2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$80,150	$–	$–	$–	$80,150
Regulatory capital	80,150	–	–	–	80,150
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	214,070	44,423	18,711	32,239	283,961
Stable deposits	91,110	10,884	7,162	7,939	111,636
Less stable deposits	122,960	33,539	11,549	24,300	172,325
Wholesale funding:	180,428	342,367	46,857	126,139	297,268
Operational deposits	100,999	4,430	–	–	52,715
Other wholesale funding	79,429	337,937	46,857	126,139	244,553
Liabilities with matching interdependent assets (4)	–	1,648	2,511	20,243	–
Other liabilities:	64,998	71,372			20,474
NSFR derivative liabilities		13,172
All other liabilities and equity not included in the above categories	64,998	36,865	1,722	19,613	20,474
Total ASF					$681,853
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$26,194
Deposits held at other financial institutions for operational purposes	$2,370	$–	$–	$–	$1,185
Performing loans and securities:	103,405	187,991	52,525	495,582	534,071
Performing loans to financial institutions secured by Level 1 HQLA	173	66,418	3,599	–	5,454
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	3,751	60,461	10,603	12,627	28,739
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	49,513	51,975	26,166	205,667	253,502
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	–	126	533	2,172	1,741
Performing residential mortgages, of which:	20,629	8,197	11,377	270,844	215,100
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	20,629	8,040	11,243	257,633	203,725
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	29,339	940	780	6,444	31,276
Assets with matching interdependent liabilities (4)	–	1,648	2,511	20,243	–
Other assets:	2,803	114,885			46,315
Physical traded commodities, including gold	2,803				2,383
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		3,600			3,060
NSFR derivative assets		9,745			–
NSFR derivative liabilities before deduction of variation margin posted		26,367			1,318
All other assets not included in the above categories	–	35,634	–	39,539	39,554
Off-balance sheet items		426,686			16,571
Total RSF					$624,336
Net Stable Funding Ratio (%)					109%

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

As at January 31, 2022 ($ millions)	Weighted value (3)
Total ASF	$663,310
Total RSF	611,934
Net stable funding ratio (%)	108%
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(2)
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the OSFI LAR guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.
Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance
sheet items and other assets.
The increase in the Bank’s NSFR as at April 30, 2022 versus the previous quarter was mainly attributable to higher ASF from deposit growth and wholesale funding activities and lower RSF from securities. This was partially offset by higher RSF from loan and mortgage growth.
Funding
The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.
Capital and personal deposits are key components of the Bank’s core funding and these amounted to $334 billion as at April 30, 2022 (October 31, 2021 – $324 billion). The increase since October 31, 2021 is due primarily to growth in personal deposits and net changes in capital. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity of 1 year or more) of $210 billion (October 31, 2021 – $177 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.
The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.
From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.
The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.
In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.
In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program, retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and unsecured personal lines of credit receivables through the Halifax Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not entail the run-off
risk that can be experienced in funding raised from capital markets.
Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered
programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).
The Department of Finance’s
bail-in
regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at April 30, 2022, issued and outstanding liabilities of $71 billion (October 31, 2021 – $50 billion) were subject to conversion under the bail-in
regime.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.
Wholesale funding sources
T30 Wholesale funding
(1)

	As at April 30, 2022
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$2,340	$506	$420	$255	$226	$3,747	$112	$104	$26	$3,989
Bearer notes, commercial paper and certificate of deposits	10,829	25,435	28,417	9,322	8,176	82,179	2,722	464	58	85,423
Asset-backed commercial paper (3)	1,500	4,251	–	–	–	5,751	–	–	–	5,751
Senior notes (4)(5)	–	1,138	4,382	4,178	8,463	18,161	3,472	7,487	9,813	38,933
Bail-inable notes (5)	–	1	–	1,889	1,347	3,237	20,622	32,132	14,775	70,766
Asset-backed securities	–	–	–	–	3	3	629	627	106	1,365
Covered bonds	–	–	1,694	889	3,866	6,449	4,065	23,680	7,459	41,653
Mortgage securitization (6)	–	928	720	1,727	806	4,181	5,112	9,956	4,945	24,194
Subordinated debt (7)	–	–	49	–	–	49	4	1,986	8,340	10,379
Total wholesale funding sources	$14,669	$32,259	$35,682	$18,260	$22,887	$123,757	$36,738	$76,436	$45,522	$282,453

Of Which:

Unsecured funding	$13,170	$27,080	$33,268	$15,645	$18,211	$107,374	$26,931	$42,174	$33,013	$209,492
Secured funding	1,499	5,179	2,414	2,615	4,676	16,383	9,807	34,262	12,509	72,961

	As at October 31, 2021
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$1,348	$302	$220	$151	$348	$2,369	$166	$–	$–	$2,535
Bearer notes, commercial paper and certificate of deposits	5,030	11,249	15,037	18,439	12,169	61,924	537	162	48	62,671
Asset-backed commercial paper (3)	1,328	2,248	965	–	–	4,541	–	–	–	4,541
Senior notes (4)(5)	3	2,254	6,029	1,283	4,476	14,045	8,144	5,224	10,385	37,798
Bail-inable notes (5)	–	77	127	1	–	205	14,421	21,827	13,207	49,660
Asset-backed securities	–	606	–	–	–	606	752	604	85	2,047
Covered bonds	–	1,789	–	–	1,788	3,577	7,412	15,206	5,055	31,250
Mortgage securitization (6)	–	669	1,382	928	720	3,699	6,154	11,008	4,590	25,451
Subordinated debt (7)	26	–	49	–	49	124	–	1,931	6,352	8,407
Total wholesale funding sources	$7,735	$19,194	$23,809	$20,802	$19,550	$91,090	$37,586	$55,962	$39,722	$224,360

Of Which:

Unsecured funding	$6,408	$13,882	$21,462	$19,874	$17,041	$78,667	$23,268	$29,144	$29,992	$161,071
Secured funding	1,327	5,312	2,347	928	2,509	12,423	14,318	26,818	9,730	63,289
(1)
Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)
Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.
Wholesale funding generally bears a higher risk of
run-off
in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $264 billion as at April 30, 2022 (October 31, 2021 – $246 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities
The table below provides the maturity of assets and liabilities as well as the off-balance
sheet commitments as at April 30, 2022, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.
T31 Contractual maturities

	As at April 30, 2022
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$78,650	$522	$355	$230	$158	$384	$771	$592	$5,304		$86,966
Trading assets	2,188	3,734	2,874	3,724	3,035	6,620	16,761	18,109	76,599		133,644
Securities purchased under resale agreements and securities borrowed	119,282	18,668	7,376	1,057	2,323	–	–	–	–		148,706
Derivative financial instruments	4,260	5,901	3,505	7,782	2,302	6,450	11,903	12,505	–		54,608
Investment securities – FVOCI	3,464	5,809	3,933	4,826	2,643	14,813	27,643	15,243	3,766		82,140
Investment securities – amortized cost	467	1,039	831	774	344	3,133	5,442	4,669	–		16,699
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,648		1,648
Loans	51,342	33,428	32,955	33,040	26,985	93,828	319,940	46,326	51,858		689,702
Residential mortgages	2,522	5,046	9,001	10,570	9,582	43,416	222,320	34,498	759	(1)	337,714
Personal loans	4,317	2,529	3,291	3,113	2,598	11,288	22,913	6,403	37,985		94,437
Credit cards	–	–	–	–	–	–	–	–	13,622		13,622
Business and government	44,503	25,853	20,663	19,357	14,805	39,124	74,707	5,425	4,786	(2)	249,223
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,294)		(5,294)
Customers’ liabilities under acceptances	15,341	3,254	348	52	48	–	–	–	–		19,043
Other assets	–	–	–	–	–	–	–	–	55,350		55,350
Total assets	$274,994	$72,355	$52,177	$51,485	$37,838	$125,228	$382,460	$97,444	$194,525		$1,288,506

Liabilities and equity
Deposits	$83,407	$62,670	$48,687	$31,642	$47,580	$47,360	$82,102	$26,716	$446,390		$876,554
Personal	9,843	7,956	8,147	9,350	11,978	10,333	10,131	367	184,742		252,847
Non-personal	73,564	54,714	40,540	22,292	35,602	37,027	71,971	26,349	261,648		623,707
Financial instruments designated at fair value through profit or loss	273	508	868	975	787	4,702	2,397	11,417	–		21,927
Acceptances	15,368	3,254	348	52	48	–	–	–	–		19,070
Obligations related to securities sold short	209	1,679	1,544	262	1,286	5,279	7,926	8,728	17,707		44,620
Derivative financial instruments	2,265	3,567	4,947	5,429	2,850	7,348	13,795	16,922	–		57,123
Obligations related to securities sold under repurchase agreements and securities lent	124,044	6,915	876	22	–	87	34	–	–		131,978
Subordinated debentures	–	–	–	–	–	–	1,855	6,592	–		8,447
Other liabilities	3,762	1,345	1,611	923	1,452	7,606	7,413	6,721	25,987		56,820
Total equity	–	–	–	–	–	–	–	–	71,967		71,967
Total liabilities and equity	$229,328	$79,938	$58,881	$39,305	$54,003	$72,382	$115,522	$77,096	$562,051		$1,288,506

Off-balance sheet commitments
Credit commitments (3)	$3,000	$11,995	$19,565	$19,196	$22,102	$32,782	$117,345	$18,638	$–		$244,623
Financial guarantees (4)	–	–	–	–	–	–	–	–	37,284		37,284
Outsourcing obligations (5)	19	38	55	55	55	215	159	40	–		636
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2021
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$78,205	$539	$312	$162	$273	$397	$792	$655	$5,743		$87,078
Trading assets	1,880	4,353	2,734	2,558	1,687	6,768	19,130	20,323	86,879		146,312
Securities purchased under resale agreements and securities borrowed	96,026	17,969	9,870	2,446	1,428	–	–	–	–		127,739
Derivative financial instruments	2,744	4,335	3,267	1,677	1,493	11,995	4,451	12,340	–		42,302
Investment securities – FVOCI	3,387	4,523	4,848	3,096	1,923	12,366	14,656	7,846	3,144		55,789
Investment securities – amortized cost	18	578	1,267	1,544	878	3,334	5,821	4,717	–		18,157
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,253		1,253
Loans	43,467	31,233	27,834	30,467	29,347	94,083	286,993	42,959	50,603		636,986
Residential mortgages	2,453	4,264	7,536	12,387	12,246	47,790	199,553	31,529	1,920	(1)	319,678
Personal loans	3,472	2,195	3,188	3,099	3,103	11,309	22,105	6,227	36,842		91,540
Credit cards	–	–	–	–	–	–	–	–	12,450		12,450
Business and government	37,542	24,774	17,110	14,981	13,998	34,984	65,335	5,203	5,017	(2)	218,944
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,626)		(5,626)
Customers’ liabilities under acceptances	15,094	4,099	850	225	136	–	–	–	–		20,404
Other assets	–	–	–	–	–	–	–	–	48,824		48,824
Total assets	$240,821	$67,629	$50,982	$42,175	$37,165	$128,943	$331,843	$88,840	$196,446		$1,184,844

Liabilities and equity
Deposits	$63,207	$49,447	$44,953	$33,565	$29,960	$42,800	$61,816	$22,742	$448,769		$797,259
Personal	10,156	13,051	13,358	7,345	6,168	6,512	8,263	102	178,596		243,551
Non-personal	53,051	36,396	31,595	26,220	23,792	36,288	53,553	22,640	270,173		553,708
Financial instruments designated at fair value through profit or loss	86	306	1,069	817	983	4,302	2,613	12,317	–		22,493
Acceptances	15,131	4,099	850	225	136	–	–	–	–		20,441
Obligations related to securities sold short	473	312	956	324	594	2,312	11,388	7,481	17,114		40,954
Derivative financial instruments	2,228	3,668	2,150	2,663	2,622	11,051	5,352	12,469	–		42,203
Obligations related to securities sold under repurchase agreements and securities lent	104,216	9,109	6,126	3,826	87	–	105	–	–		123,469
Subordinated debentures	–	–	–	–	–	–	1,797	4,500	37		6,334
Other liabilities	4,650	1,514	2,122	1,124	2,931	5,176	8,783	6,573	25,926		58,799
Total equity	–	–	–	–	–	–	–	–	72,892		72,892
Total liabilities and equity	$189,991	$68,455	$58,226	$42,544	$37,313	$65,641	$91,854	$66,082	$564,738		$1,184,844

Off-balance sheet commitments
Credit commitments (3)	$6,340	$7,526	$17,894	$24,323	$19,567	$34,056	$122,565	$7,514	$–		$239,785
Financial guarantees (4)	–	–	–	–	–	–	–	–	38,598		38,598
Outsourcing obligations (5)	19	38	56	56	56	224	260	46	–		755
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.
Credit ratings
Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.
The Bank continues to have strong credit ratings
and its deposits and legacy senior debt are rated AA by DBRS Morningstar, Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), and AA by Fitch. Fitch has a Negative outlook while the remaining rating agencies have a Stable outlook on the Bank. The Bank’s bail-inable senior debt is rated AA (low) by DBRS Morningstar, A2 by Moody’s,
AA-
by Fitch and
A-
by S&P. On April 18, 2022, DBRS Morningstar affirmed the Bank’s ratings and maintained the outlook at Stable. No other rating agency has made affirmations of or changes to the Bank’s credit ratings or outlooks during the quarter.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management
We continue to manage our capital in accordance with the capital management framework as described on pages 61 to 73 of the Bank’s 2021 Annual Report. In addition, in December 2021 OSFI confirmed that the Domestic Stability Buffer (DSB) will remain at 2.50% of total risk-weighted assets. OSFI’s minimum regulatory capital ratio requirements, including the domestic systemically important bank
(D-SIB)
1.0% surcharge and its Domestic Stability Buffer remain at: 10.5%, 12.0% and 14.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively.
Effective November 1, 2021,
D-SIBs
are required to maintain a minimum risk-based Total Loss Absorbing Capacity (TLAC) ratio and a minimum TLAC leverage ratio. TLAC is defined as the aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guidelines. The Bank’s minimum TLAC ratio requirements consist of 24.0% of risk-weighted assets (including the DSB requirement) and 6.75% of leverage ratio exposures. OSFI may subsequently vary the minimum TLAC requirements for individual
D-SIBs
or groups of
D-SIBs.
Where a
D-SIB
falls below the minimum TLAC requirements, OSFI may take any measures deemed appropriate, including measures set out in the Bank Act.
Commencing the first quarter of 2022, the Bank’s Leverage and TLAC Leverage ratios no longer benefited from the temporary exclusion of sovereign-issued securities from its leverage exposure measure. OSFI had confirmed that central bank reserves continue to be excluded from the Leverage ratio exposure measure until further notice.
Regulatory capital and total loss absorbing capacity ratios
The Bank’s various regulatory capital and total loss absorbing capacity measures consist of the following:
T32 Regulatory capital and total loss absorbing capacity ratios

	As at
($ millions)	April 30 2022	January 31 2022	October 31 2021
Common Equity Tier 1 capital (1)	$51,547	$52,150	$51,010
Tier 1 capital (1)	57,201	57,911	57,915
Total regulatory capital (1)	66,628	65,527	66,101
Total loss absorbing capacity (TLAC) (2)	133,841	122,613	115,681
Risk-weighted assets (1)(3)	$445,273	$433,682	$416,105
Capital ratios (%) (1) :
Common Equity Tier 1 capital ratio	11.6	12.0	12.3
Tier 1 capital ratio	12.8	13.4	13.9
Total capital ratio	15.0	15.1	15.9
Total loss absorbing capacity ratio (2)	30.1	28.3	27.8
Leverage (4) :
Leverage exposures	$1,360,184	$1,308,247	$1,201,766
Leverage ratio (%)	4.2	4.4	4.8
Total loss absorbing capacity leverage ratio (%) (2)	9.8	9.4	9.6
(1)	Regulatory capital ratios are determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(2)
This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018). Results for October 31, 2021 are shown for comparative purposes and were not a regulatory requirement.

(3)	As at April 30, 2022, January 31, 2022 and October 31, 2021, the Bank did not have a regulatory capital floor add-on to risk-weighted assets for CET1, Tier 1, Total and TLAC RWA.
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).
The Bank’s Common Equity Tier 1 (CET1) capital ratio was 11.6% as at April 30, 2022, a decrease of approximately 40 basis points from the prior quarter, due primarily to common share buybacks under the Bank’s Normal Course Issuer Bid, the Bank’s increased ownership in Scotiabank Chile and changes in the valuation of investment securities, partially offset by the impacts from remeasurement of the Bank’s pension plan obligations and other items. Internal capital generation was offset by organic growth in risk-weighted assets across all business lines.
The Bank’s Tier 1 capital ratio was 12.8% as at April 30, 2022, a decrease of approximately 60 basis points from the prior quarter, due primarily to the above noted impacts to the CET1 ratio.
The Bank’s Total capital ratio was 15.0% as at April 30, 2022, a decrease of approximately 10 basis points from the prior quarter, due primarily to the redemption of $1.25 billion of NVCC subordinated debentures, and the above noted impacts to the CET1 ratio, partially offset by issuances during the quarter of $1.75 billion and USD $1.25 billion of NVCC subordinated debentures.
The Leverage ratio was 4.2% as at April 30, 2022, a decrease of approximately 20 basis points from the prior quarter, due primarily to lower Tier 1 capital combined with strong growth in the Bank’s on and off-balance
sheet assets.
The TLAC ratio was 30.1% as at April 30, 2022, an increase of approximately 180 basis points from the prior quarter, due primarily to net TLAC instrument issuances during the quarter and the above noted impacts to the Total capital ratio.
The TLAC Leverage ratio was 9.8%, an increase of approximately 40 basis points, due primarily to net TLAC issuances during the quarter.
As at April 30, 2022, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.
Changes in regulatory capital
The Bank’s Common Equity Tier 1 capital was $51.5 billion, as at April 30, 2022, a decrease of approximately $603 million from the prior quarter, due primarily to share buybacks of $1.25 billion, changes in accumulated other comprehensive income net of regulatory capital deductions of $562 million (primarily from changes in the valuation of investment securities of $473 million, foreign currency translation of $264 million, partially offset by pension remeasurement gains net of regulatory deductions of $158 million) and lower non-controlling interest recognition in CET1 capital of $567 million. These were partially offset by strong internal capital generation of $1.4 billion and the Bank’s increased ownership of Scotiabank Chile which included common share issuances of $569 million and other regulatory capital adjustments of $144 million, net of changes in other reserves of $368 million.
Risk-weighted assets
CET1 risk-weighted assets (RWA) increased during the quarter by $11.6 billion (or 2.7%) to $445.3 billion, due primarily to organic growth in retail mortgages, personal and business lending.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Normal Course Issuer Bid
On November 30, 2021, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved its normal course issuer bid (the “2022 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares.
On March 28, 2022, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved an amendment to the 2022 NCIB (the “2022 NCIB Amendment”) to increase the number of common shares that the Bank may repurchase for cancellation from 24 million to 36 million. Purchases under the 2022 NCIB commenced on December 2, 2021, and will terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2022 NCIB Amendment, (ii) the Bank providing a notice of termination, or (iii) December 1, 2022. On a quarterly basis, the Bank will notify OSFI prior to making purchases.
During the six months ended April 30, 2022, the Bank repurchased and cancelled approximately 26.3 million common shares at an average price of $88.76 per share for a total amount of $2,336 million.
No repurchases of common shares were made during the six months ended April 30, 2021.
Common dividend
The Board of Directors, at its meeting on May 24, 2022, approved a dividend of $1.03 per share. This quarterly dividend is payable to shareholders of record as of July 5, 2022 on July 27, 2022.
Regulatory capital developments
Basel Committee on Banking Supervision – Finalized Basel III Regulatory Capital Reforms
In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on the remaining Basel III reforms. The previously expected implementation year of 2022 was delayed to 2023.
The final Basel III reforms package includes:

•	a revised standardized approach for credit risk;

•	revisions to the internal ratings-based approach for credit risk;

•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;

•	a revised market risk framework from a Fundamental Review of the Trading Book (FRTB);

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approach;

•
revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks
(G-SIBs),
which will take the form of a Tier 1 capital buffer set at 50% of a
G-SIB’s
risk-weighted capital buffer; and

•
an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are not lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches.

Banks will also be required to disclose their RWAs based on these standardized approaches. There is a phase-in
period for the 72.5% output floor from 2023 until 2028.
In January 2022, OSFI finalized revisions to its Capital Adequacy Requirements Guideline, Leverage Requirements Guideline, and Pillar 3 Disclosures Guideline for
D-SIBs.
OSFI’s requirements are substantially aligned with Basel III with some differences, primarily in retail residential real estate and qualifying revolving retail exposures and with respect to an acceleration of the phase-in
period of the aggregate output floor to 72.5% by 2026. Implementation timelines are Q2 2023, with the exception of CVA and FRTB market risk requirements which are effective Q1 2024.
Financial Instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 175 of the Bank’s 2021 Annual Report.
Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, industry and market conditions.
Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way
(only one party will ever post collateral) or
bi-lateral
(either party may post depending upon which party is
in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 91 of the Bank’s 2021 Annual Report).
Total derivative notional amounts were $6,892 billion as at April 30, 2022, compared to $7,004 billion as at January 31, 2022 (October 31, 2021 – $6,067 billion). The quarterly decrease was due primarily to lower volume of interest rate and foreign exchange contracts. The total notional amount of over-the-counter
derivatives was $6,590 billion compared to $6,730 billion as at January 31, 2022 (October 31, 2021 – $5,840 billion), of which $4,863 billion was settled through central counterparties as at April 30, 2022 (January 31, 2022 – $4,998 billion; October 31, 2021 – $4,240 billion). The credit equivalent amount, after taking master netting arrangements into account, was $37.4 billion, compared to $31.7 billion at January 31, 2022. The increase was primarily attributable to the higher exposure of other commodities, currency and interest rate contracts offset by a decrease in equity contracts.
Selected credit instruments
A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 78 of the Bank’s 2021 Annual Report. The Bank’s net exposures have remained substantially unchanged from year end.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Off-Balance
Sheet Arrangements
In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.
No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 74 to 76 of the Bank’s 2021 Annual Report.
Structured entities
The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.
A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.7 billion as at April 30, 2022 (October 31, 2021 – $4.9 billion). As at April 30, 2022, total commercial paper outstanding for these conduits was $3.2 billion (October 31, 2021 – $3.5 billion). Funded assets purchased and held by these conduits as at April 30, 2022, as reflected at original cost, were $3.2 billion (October 31, 2021 – $3.5 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2021.
Other
off-balance
sheet arrangements
Guarantees and other indirect commitments increased by 1% from October 31, 2021. The increase is due primarily to securities lending activities and undrawn commitments. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest
income were $162 million for the three months ended April 30, 2022, compared to $170 million in the previous quarter, and $162 million in the same period last year.
Regulatory Developments
The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section in the Bank’s 2021 Annual Report, as may be updated below.
Regulatory Initiatives Impacting Financial Services in Canada
On September 22, 2021, Quebec’s Act to Modernize Legislative Provisions respecting the Protection of Personal Information received royal assent and will come into force over the next three years. This law reforms Quebec Act Respecting the Protection of Personal Information in the Private Sector. It is modeled after the initial versions of the EU’s
General Data Protection Regulation
, and introduced key changes, including increased enforcement powers for the Commission d’accès à l’information, significant new monetary penalties for non-compliance,
risk assessments for data transfers outside Quebec, mandatory breach notification and record keeping, and itemized express consent requirements. Draft regulations, for provisions coming into force in September 2022, were expected to be released for comment in March; however, they have not been issued. The Bank has established a project under which it will be engaging business stakeholders and key groups to consider the law’s application.
Bill 96 (Quebec) – Charter of the French Language
On May 13, 2021, the Quebec government tabled Bill 96, which provides for material amendments to the
Charter of the French Language
. The new Charter provides for new administrative obligations for organizations and strengthens the recourses available to employees and members of the general public. The
Office québécois de la langue française
will also have the power to impose much stricter penalties than currently available. The stated objectives of Bill 96 are, in particular, to strengthen the presence and use of the French language in Quebec, to establish a new
Charter of the
French
Language
, and to affirm that the only official language of Quebec is French. The main areas impacted by the new law will include labour and employment matters, the language of contracts, consumer rights, public signage, judicial remedies, and penalties. The Bank continues to monitor and consider the potential impacts of this legislation, which is expected to come into force before the end of the summer in 2022, with a 3-month period for implementation of most measures.
Interest Rate Benchmark Reform
Major interest rate benchmark review and reform have been undertaken globally, with a view to either reforming or phasing out certain interbank offered rates (IBORs), including the Canadian Dollar Offered Rate (CDOR). As an alternative to IBORs, the regulators have recommended markets begin adopting alternative risk-free rates (RFRs). Further to previous announcements by various regulators, the publication of GBP, JPY, CHF and EUR LIBORs ceased after December 31, 2021, while most of the USD LIBOR tenors (i.e., overnight, one-month,
three-month,
six-month
and
12-month
tenors) continue to be published until June 30, 2023.
The Federal Reserve Board and other US agencies have encouraged banks to transition away from USD LIBOR and cease entering new contracts after December 31, 2021, to facilitate an orderly transition. Similarly, OSFI stated that Federally Regulated Financial Institutions (FRFIs) should not enter new transactions using USD LIBOR as a reference rate after December 31, 2021. The details regarding the Bank’s Transition Program for IBOR Reform are available in Note 4 of the 2021 Annual Report. The Bank’s Transition Program Office continues to focus its efforts on the transition of products referencing USD LIBOR and ensuring the Bank is not building on its exposure to USD LIBOR, except as permitted by the regulators.
On May 16, 2022, Refinitiv Benchmark Services (UK) Limited (RBSL), the administrator of CDOR, announced the cessation of the publication of one-month,
two-months,
and three-months CDOR tenors after June 28, 2024, and this was authorized by the Ontario Securities Commission and the Autorité des marchés financiers. OSFI has also set out expectations for FRFIs, with transactions linked to CDOR, to transition to new reference rates prior to the respective cessation dates.
Concurrently, the Canadian Alternative Reference Rate (CARR) committee published a detailed transition roadmap with milestones to guide market participants on the transition away from CDOR. The Bank’s Transition Program Office is updating its project plans to reflect the detailed transition roadmap and milestones published by CARR and ensure alignment with OSFI’s expectations for FRFIs.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

2022 Federal Budget Tax Measures
On April 7, 2022, the Canadian Minister of Finance released the Federal Budget (“Budget”) which, among other proposals, included certain tax measures affecting large banks and other financial institutions. The Budget proposes a Canada Recovery Dividend (“CRD”), under which the Bank will pay a one-time
15% tax on taxable income in excess of $1 billion based on the 2021 taxation year, as well as an increase of 1.5% to the Bank’s corporate income tax rate on its future earnings. Once enacted, the proposed tax measures will be effective as of the 2022 taxation year, with the CRD to be payable in equal amounts over five years.
The impact of these proposed tax measures has not been recognized in the Bank’s financial results as they are not substantively enacted as at April 30, 2022. Furthermore, their impact cannot be accurately assessed at this time due to uncertainties around how the rules will be finalized.
Accounting Policies and Controls
Accounting policies and estimates
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34
Interim Financial Reporting
, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2021 as described in Note 3 of the Bank’s 2021 annual consolidated financial statements.
Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2021 Annual Report.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the three months ended April 30, 2022, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2021 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data
T33 Shares and other instruments

April 30, 2022	Amount ($ millions)		Dividends declared per share (1)		Number outstanding (000s)		Conversion feature
Common Shares (2)		$18,799		$1.03		1,197,798	n/a

NVCC Preferred Shares (3)
Preferred shares Series 40 (4)		$300		$0.303125		12,000	Series 41

NVCC Additional Tier 1 Securities (3)	Amount ($ millions)		Distribution (5)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes (6)	US$	1,250	US$	23.25		4.650	1,250
Subordinated Additional Tier 1 Capital Notes (7)	US$	1,250	US$	12.25		4.900	1,250
Limited Recourse Capital Notes Series 1 (7)		$1,250		$9.25		3.700	1,250
Limited Recourse Capital Notes Series 2 (7)	US$	600	US$	9.0625		3.625	600

NVCC Subordinated Debentures (3)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027 (8)						–	2.58
Subordinated debentures due December 2025					US$	1,250	4.50
Subordinated debentures due January 2029						$1,750	3.89
Subordinated debentures due July 2029						$1,500	2.84
Subordinated debentures due May 2032						$1,750	3.934
Subordinated debentures due May 2037					US$	1,250	4.588

Other	Amount ($ millions)		Distribution (5)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust (9)		$750		$28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares (2)							10,211
(1)
Dividends are paid quarterly, if and when declared. Represents dividends announced on May 25, 2022. The Board of Directors, at its meeting on May 24, 2022, approved a dividend payable on July 27, 2022 to shareholders of record as of July 5, 2022.

(2)
As at May 13, 2022, the number of outstanding common shares and options were 1,196,398 thousand and 10,205 thousand, respectively. On May 25, 2022, the Bank announced a dividend of $1.03 per common share payable on July 27, 2022 to common shareholders of record as of July 5, 2022.

(3)
These securities contain
Non-Viability
Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. The Bank’s 2021 Annual Report describes the conditions under which the conversion occurs and the conversion mechanics of NVCC Subordinated Debentures (Note 21), NVCC Subordinated Additional Tier 1 Securities (Note 24) and NVCC Preferred Shares (Note 24). The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC Subordinated additional Tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC Limited Recourse Capital Notes, and NVCC Preferred Shares as at April 30, 2022 would be 3,832 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(4)
These preferred shares are entitled to
non-cumulative
preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the Consolidated Financial Statements in the Bank’s 2021 Annual Report for further details.

(5)	Distributions made per face amount of $1,000 or US$1,000 semi-annually or quarterly, as applicable.
(6)	Semi-annual distributions are recorded in the second and fourth fiscal quarters, if and when paid.
(7)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(8)
On March 30, 2022, the Bank redeemed all outstanding $1,250 million 2.58% Subordinated Debentures (Non-Viability Contingent Capital (NVCC)) due March 30, 2027, at 100% of their principal amount plus accrued interest.

(9)	These securities have exchange features. Refer to Table 30 in the Bank’s 2021 Annual Report for further details.
For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2021 Annual Report.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Glossary
Allowance for Credit Losses:
An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance
sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.
Allowance against Impaired Loans as a % of Gross Impaired Loans:
The ratio of allowance against impaired loans to gross impaired loans.
Assets Under Administration (AUA):
Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.
Assets Under Management (AUM):
Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.
Bankers’ Acceptances (BAs):
Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point:
A unit of measure defined as
one-hundredth
of one per cent.
Book Value per Common Share:
Common shareholders equity divided by the number of outstanding common shares at the end of the period.
Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios:
Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.
CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.
Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative
preferred shares,
non-cumulative
subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.
Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.
Covered Bonds:
Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.
Derivative Products:
Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Dividend Yield:
Dividends per common share divided by the average of the high and low share price in the relevant period.
Effective Tax Rate:
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expenses by the income before taxes.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
Foreign Exchange Contracts:
Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA):
A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures:
Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
Gross Impaired Loans as a % of Loans and Acceptances:
The ratio of gross impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Hedging:
Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans:
Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt. Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans.
Leverage Ratio:
The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance
sheet assets and
off-balance
sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.
Liquidity Coverage Ratio (LCR):
The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Marked-To-Market:
The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.
Market Value to Book Value Multiple:
This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.
Net Impaired Loans as a % of Loans and Acceptances:
The ratio of net impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Net Interest Margin:
Net interest margin is calculated as core net interest income for the business line divided by average core earning assets.
Net Stable Funding Ratio (NSFR):
The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Net Write-offs as a % of Average Net Loans and Acceptances:
The ratio of net write-offs expressed as a percentage of average net loans and acceptances.
Notional Principal Amounts:
The contract or principal amounts used to determine payments for certain off-balance
sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance
Sheet Instruments:
These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.
Operating Leverage:
This financial metric measures the rate of growth in total revenue less the rate of growth in operating expenses.
Options:
Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI:
The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Other TLAC Instruments:
Prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.
Pacific Alliance:
Comprises the countries of Chile, Colombia, Mexico and Peru.
Price to Earnings Multiple (Trailing 4 Quarters):
Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.
Productivity Ratio:
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue.
Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances:
The ratio of PCL on loans, acceptances and
off-balance
sheet exposures expressed as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances:
PCL on impaired loans ratio under IFRS 9 is calculated using PCL on impaired loans, acceptances and off-balance
sheet exposures as a percentage of average net loans and acceptances.
Repos:
Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Assets (ROA):
Net income expressed as a percentage of total average assets.
Return on Equity (ROE):
Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each business segment. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.
Return on Tangible Common Equity (ROTCE):
Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.
Reverse Repos:
Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets:
Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Basel III Framework. In addition, the Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approaches for operational risk capital which are converted to risk-weighted assets.
Securitization:
The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.
Structured Entities:
A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.
Standby Letters of Credit and Letters of Guarantee:
Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.
Structured Credit Instruments:
A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.
Swaps:
Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
Taxable Equivalent Basis (TEB):
The Bank analyzes net interest income,
non-interest
income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.
Total Annual Shareholder Return (TSR):
Total annual shareholder return is calculated as the overall appreciation in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.
Total Loss Absorbing Capacity (TLAC):
The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).
Value At Risk (VaR):
An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Yield Curve:
A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Scotiabank Second Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Basel III Glossary
Credit Risk Parameters
Exposure at Default (EAD):
Generally represents the expected gross exposure – outstanding amount for on-balance
sheet exposure and loan equivalent amount for
off-balance
sheet exposure at default.
Probability of Default (PD):
Measures the likelihood that a borrower will default within a one-year
time horizon, expressed as a percentage.
Loss Given Default (LGD):
Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate:
Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank:
Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).
Sovereign:
Defined as a debt obligation of a sovereign, central bank, certain multi development banks and certain PSEs treated as sovereign.
Securitization:
On-balance
sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance
sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.
Retail
Residential Mortgage:
Loans to individuals against residential property (four units or less).
Secured Lines Of Credit:
Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures:
Credit cards and unsecured lines of credit for individuals.
Other Retail:
All other personal loans.
Exposure
Sub-types
Drawn:
Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.
Undrawn:
Unutilized portion of authorized committed credit lines.
Other Exposures
Repo-Style Transactions:
Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC Derivatives:
Over-the-counter
derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.
Other
Off-balance
Sheet:
Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.
Exchange-Traded Derivative Contracts:
Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.
Qualifying Central Counterparty (QCCP):
A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.
Asset Value Correlation Multiplier (AVC):
Basel III has increased the risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial
corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to US $100 billion and all exposures to unregulated FIs.
Specific
Wrong-Way
Risk (WWR):
Specific
Wrong-Way
Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.
Basel II Regulatory Capital Floor:
Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2018, the Basel II capital floor add-on
is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach for credit risk. Revised Basel II capital floor requirements also include risk-weighted assets for market risk and CVA. A shortfall in the Basel III capital requirement as compared with the Basel II floor is added to RWA.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

56	Condensed Interim Consolidated Financial Statements

61	Notes to the Condensed Interim Consolidated Financial Statements

	61	Note 1 - Reporting entity

	61	Note 2 - Basis of preparation

	61	Note 3 - Significant accounting policies

	62	Note 4 - Future accounting developments

	62	Note 5 - Cash and deposits with financial institutions

	62	Note 6 - Investment securities

	63	Note 7 - Loans, impaired loans and allowance for credit losses

	73	Note 8 - Derecognition of financial assets

74	Note 9 - Investments in associates

75	Note 10 - Deposits

75	Note 11 - Capital and financing transactions

76	Note 12 - Capital management

76	Note 13 - Share-based payments

76	Note 14 - Employee benefits

77	Note 15 - Operating segments

80	Note 16 - Interest income and expense

80	Note 17 - Earnings per share

80	Note 18 - Financial instruments

87	Note 19 - Corporate income taxes

87	Note 20 - Acquisitions

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	April 30 2022	January 31 2022	October 31 2021
Assets
Cash and deposits with financial institutions	5	$85,910	$99,053	$86,323
Precious metals		1,056	527	755
Trading assets
Securities		123,413	143,021	137,148
Loans		8,483	8,494	8,113
Other		1,748	1,432	1,051
		133,644	152,947	146,312
Securities purchased under resale agreements and securities borrowed		148,706	132,714	127,739
Derivative financial instruments		54,608	40,655	42,302
Investment securities	6	100,487	81,699	75,199
Loans
Residential mortgages	7	337,714	330,991	319,678
Personal loans	7	94,437	92,622	91,540
Credit cards	7	13,622	13,145	12,450
Business and government	7	249,223	236,072	218,944
		694,996	672,830	642,612
Allowance for credit losses	7(c)	5,294	5,492	5,626
		689,702	667,338	636,986
Other
Customers’ liability under acceptances, net of allowance		19,043	20,901	20,404
Property and equipment		5,571	5,582	5,621
Investments in associates	9	2,760	2,740	2,604
Goodwill and other intangible assets		16,712	16,752	16,604
Deferred tax assets		1,137	1,969	2,051
Other assets		29,170	22,597	21,944
		74,393	70,541	69,228
Total assets		$1,288,506	$1,245,474	$1,184,844
Liabilities
Deposits
Personal	10	$252,847	$247,067	$243,551
Business and government	10	569,268	559,616	511,348
Financial institutions	10	54,439	44,362	42,360
		876,554	851,045	797,259
Financial instruments designated at fair value through profit or loss	18(b )	21,927	23,979	22,493
Other
Acceptances		19,070	20,934	20,441
Obligations related to securities sold short		44,620	46,133	40,954
Derivative financial instruments		57,123	39,697	42,203
Obligations related to securities sold under repurchase agreements and securities lent		131,978	122,878	123,469
Subordinated debentures	11	8,447	6,338	6,334
Other liabilities		56,820	60,524	58,799
		318,058	296,504	292,200
Total liabilities		1,216,539	1,171,528	1,111,952
Equity
Common equity
Common shares	11	18,799	18,421	18,507
Retained earnings		52,209	51,848	51,354
Accumulated other comprehensive income (loss)		(6,034)	(4,324)	(5,333)
Other reserves		(141)	227	222
Total common equity		64,833	66,172	64,750
Preferred shares and other equity instruments		5,552	5,552	6,052
Total equity attributable to equity holders of the Bank		70,385	71,724	70,802
Non-controlling interests in subsidiaries		1,582	2,222	2,090
Total equity		71,967	73,946	72,892
Total liabilities and equity		$1,288,506	$1,245,474	$1,184,844
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the six months ended
(Unaudited) ($ millions)	Note	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Revenue
Interest income (1)
Loans		$6,418	$5,994	$5,712	$12,412	$11,760
Securities		500	358	390	858	770
Securities purchased under resale agreements and securities borrowed		71	47	41	118	84
Deposits with financial institutions		103	64	44	167	85
	16	7,092	6,463	6,187	13,555	12,699
Interest expense
Deposits		2,024	1,573	1,619	3,597	3,412
Subordinated debentures		55	45	44	100	91
Other		540	501	348	1,041	669
	16	2,619	2,119	2,011	4,738	4,172
Net interest income		4,473	4,344	4,176	8,817	8,527
Non-interest income
Card revenues		207	190	181	397	385
Banking services fees		430	437	399	867	784
Credit fees		397	401	377	798	735
Mutual funds		575	628	548	1,203	1,209
Brokerage fees		287	298	259	585	511
Investment management and trust		254	256	245	510	491
Underwriting and advisory fees		137	172	216	309	382
Non-trading foreign exchange		216	225	210	441	414
Trading revenues		453	609	525	1,062	1,146
Net gain on sale of investment securities		1	2	137	3	256
Net income from investments in associated corporations		84	91	113	175	170
Insurance underwriting income, net of claims		105	101	100	206	213
Other fees and commissions		145	156	189	301	353
Other		178	139	61	317	232
		3,469	3,705	3,560	7,174	7,281
Total revenue		7,942	8,049	7,736	15,991	15,808
Provision for credit losses		219	222	496	441	1,260
		7,723	7,827	7,240	15,550	14,548
Non-interest expenses
Salaries and employee benefits		2,175	2,280	2,128	4,455	4,356
Premises and technology		590	586	581	1,176	1,156
Depreciation and amortization		381	375	375	756	755
Communications		93	90	94	183	190
Advertising and business development		108	109	94	217	185
Professional		195	192	179	387	336
Business and capital taxes		132	140	126	272	269
Other		485	451	465	936	1,003
		4,159	4,223	4,042	8,382	8,250
Income before taxes		3,564	3,604	3,198	7,168	6,298
Income tax expense	19	817	864	742	1,681	1,444
Net income		$2,747	$2,740	$2,456	$5,487	$4,854
Net income attributable to non-controlling interests in subsidiaries		78	88	90	166	180
Net income attributable to equity holders of the Bank		$2,669	$2,652	$2,366	$5,321	$4,674
Preferred shareholders and other equity instrument holders		74	44	77	118	120
Common shareholders		$2,595	$2,608	$2,289	$5,203	$4,554
Earnings per common share (in dollars)
Basic	17	$2.16	$2.15	$1.89	$4.32	$3.76
Diluted	17	2.16	2.14	1.88	4.30	3.74
Dividends paid per common share (in dollars)		1.00	1.00	0.90	2.00	1.80
(1)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $6,915 for the three months ended April 30, 2022 (January 31, 2022 – $6,331; April 30, 2021 – $6,078) and for the six months ended April 30, 2022 – $13,246 (April 30, 2021 – $12,478).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Net income	$2,747	$2,740	$2,456	$5,487	$4,854
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	74	1,500	(1,956)	1,574	(3,362)
Net gains (losses) on hedges of net investments in foreign operations	(190)	(559)	625	(749)	1,131
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(4)	12	(17)	8	(24)
Net gains (losses) on hedges of net investments in foreign operations	(50)	(147)	164	(197)	297
	(62)	1,076	(1,478)	1,014	(2,504)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(1,794)	(321)	(617)	(2,115)	(676)
Reclassification of net (gains) losses to net income	1,154	117	250	1,271	356
Income tax expense (benefit):
Net gains (losses) in fair value	(465)	(80)	(151)	(545)	(168)
Reclassification of net (gains) losses to net income	320	35	61	355	85
	(495)	(159)	(277)	(654)	(237)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(5,692)	(976)	(881)	(6,668)	257
Reclassification of net (gains) losses to net income	2,528	669	666	3,197	(726)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(1,532)	(251)	(249)	(1,783)	57
Reclassification of net (gains) losses to net income	699	171	195	870	(167)
	(2,331)	(227)	(161)	(2,558)	(359)
Other comprehensive income (loss) from investments in associates	17	4	15	21	27
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	1,055	148	887	1,203	1,528
Income tax expense (benefit)	279	69	235	348	406
	776	79	652	855	1,122
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	35	194	183	229	352
Income tax expense (benefit)	(9)	68	60	59	82
	44	126	123	170	270
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	787	231	(140)	1,018	(318)
Income tax expense (benefit)	206	61	(36)	267	(83)
	581	170	(104)	751	(235)
Other comprehensive income (loss) from investments in associates	1	1	(14)	2	5
Other comprehensive income (loss)	(1,469)	1,070	(1,244)	(399)	(1,911)
Comprehensive income	$1,278	$3,810	$1,212	$5,088	$2,943
Comprehensive income attributable to non-controlling interests	56	149	40	205	123
Comprehensive income attributable to equity holders of the Bank	1,222	3,661	1,172	4,883	2,820
Preferred shareholders and other equity instrument holders	74	44	77	118	120
Common shareholders	$1,148	$3,617	$1,095	$4,765	$2,700
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves		Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries		Total
Balance as at October 31, 2021	$18,507	$51,354	$(4,709)	$(270)	$291	$(214)	$(431)	$222		$64,750	$6,052	$70,802	$2,090		$72,892
Net income	–	5,203	–	–	–	–	–	–		5,203	118	5,321	166		5,487
Other comprehensive income (loss)	–	–	940	(654)	190	(2,540)	1,626	–		(438)	–	(438)	39		(399)
Total comprehensive income	$–	$5,203	$940	$(654)	$190	$(2,540)	$1,626	$–		$4,765	$118	$4,883	$205		$5,088
Shares issued	694	–	–	–	–	–	–	(17)		677	–	677	–		677
Shares repurchased/redeemed	(402)	(1,934)	–	–	–	–	–	–		(2,336)	(500)	(2,836)	–		(2,836)
Dividends and distributions paid to equity holders	–	(2,402)	–	–	–	–	–	–		(2,402)	(118)	(2,520)	(76)		(2,596)
Share-based payments (3)	–	–	–	–	–	–	–	8		8	–	8	–		8
Other	–	(12)	(174)	–	(39)	(50)	–	(354	) (4)	(629)	–	(629)	(637	) (4)	(1,266)
Balance as at April 30, 2022	$18,799	$52,209	$(3,943)	$(924)	$442	$(2,804)	$1,195	$(141)		$64,833	$5,552	$70,385	$1,582		$71,967

Balance as at October 31, 2020	$18,239	$46,345	$(1,328)	$330	$(163)	$639	$(1,603)	$360		$62,819	$5,308	$68,127	$2,376		$70,503
Net income	–	4,554	–	–	–	–	–	–		4,554	120	4,674	180		4,854
Other comprehensive income (loss)	–	–	(2,412)	(237)	287	(398)	906	–		(1,854)	–	(1,854)	(57)		(1,911)
Total comprehensive income	$–	$4,554	$(2,412)	$(237)	$287	$(398)	$906	$–		$2,700	$120	$2,820	$123		$2,943
Shares issued	138	–	–	–	–	–	–	(17)		121	–	121	–		121
Shares repurchased/redeemed	–	–	–	–	–	–	–	–		–	(759)	(759)	–		(759)
Dividends and distributions paid to equity holders	–	(2,183)	–	–	–	–	–	–		(2,183)	(120)	(2,303)	(85)		(2,388)
Share-based payments (3)	–	–	–	–	–	–	–	5		5	–	5	–		5
Other	–	(3)	–	–	–	–	–	–		(3)	–	(3)	–		(3)
Balance as at April 30, 2021	$18,377	$48,713	$(3,740)	$93	$124	$241	$(697)	$348		$63,459	$4,549	$68,008	$2,414		$70,422
(1)	Includes undistributed retained earnings of $62 (April 30, 2021 – $58) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions (refer to Note 20).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the six months ended
Sources (uses) of cash flows	April 30 2022	April 30 2021	April 30 2022	April 30 2021
Cash flows from operating activities
Net income	$2,747	$2,456	$5,487	$4,854
Adjustment for:
Net interest income	(4,473)	(4,176)	(8,817)	(8,527)
Depreciation and amortization	381	375	756	755
Provision for credit losses	219	496	441	1,260
Equity-settled share-based payment expense	2	1	8	5
Net gain on sale of investment securities	(1)	(137)	(3)	(256)
Net (gain)/loss on divestitures	–	15	–	15
Net income from investments in associated corporations	(84)	(113)	(175)	(170)
Income tax expense	817	742	1,681	1,444
Changes in operating assets and liabilities:
Trading assets	19,095	(6,013)	14,598	(31,840)
Securities purchased under resale agreements and securities borrowed	(16,739)	(16,101)	(19,514)	(17,630)
Loans	(24,271)	(13,693)	(49,092)	(19,544)
Deposits	26,137	3,189	72,635	32,174
Obligations related to securities sold short	(1,280)	2,451	3,563	10,877
Obligations related to securities sold under repurchase agreements and securities lent	10,007	(21,006)	7,555	(15,456)
Net derivative financial instruments	(2,047)	3,586	(4,010)	2,959
Other, net	(4,938)	(1,167)	(2,786)	(7,054)
Dividends received	289	238	573	455
Interest received	6,657	6,272	13,210	13,092
Interest paid	(2,330)	(2,256)	(4,507)	(4,779)
Income tax paid	(914)	(662)	(2,372)	(1,504)
Net cash from/(used in) operating activities	9,274	(45,503)	29,231	(38,870)
Cash flows from investing activities
Interest-bearing deposits with financial institutions	13,432	34,287	3,203	17,913
Purchase of investment securities	(35,179)	(17,661)	(57,757)	(34,706)
Proceeds from sale and maturity of investment securities	14,748	29,507	31,657	57,066
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	(652)	(186)	(652)	(186)
Property and equipment, net of disposals	(153)	(137)	(198)	(182)
Other, net	(153)	(17)	(380)	(120)
Net cash from/(used in) investing activities	(7,957)	45,793	(24,127)	39,785
Cash flows from financing activities
Proceeds from issue of subordinated debentures	3,356	–	3,356	–
Redemption of subordinated debentures	(1,250)	–	(1,250)	(750)
Redemption of preferred shares	–	(759)	(500)	(759)
Proceeds from common shares issued	21	80	125	138
Common shares purchased for cancellation	(1,250)	–	(2,336)	–
Cash dividends and distributions paid	(1,269)	(1,169)	(2,520)	(2,303)
Distributions to non-controlling interests	(59)	(68)	(76)	(85)
Payment of lease liabilities	(81)	(83)	(170)	(172)
Other, net	(706)	500	(930)	313
Net cash from/(used in) financing activities	(1,238)	(1,499)	(4,301)	(3,618)
Effect of exchange rate changes on cash and cash equivalents	1	(294)	147	(480)
Net change in cash and cash equivalents	80	(1,503)	950	(3,183)
Cash and cash equivalents at beginning of period (1)	10,563	9,443	9,693	11,123
Cash and cash equivalents at end of period (1)	$10,643	$7,940	$10,643	$7,940
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity
The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation
Statement of compliance
These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.
These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
(IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2021.
The condensed interim consolidated financial statements for the quarter ended April 30, 2022 have been approved by the Board of Directors for issue on May 25, 2022.
Basis of measurement
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income
Functional and presentation currency
These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Use of estimates and judgments
The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial
assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies
These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2021.
The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2021 as described in Note 3 of the Bank’s 2021 annual consolidated financial statements.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2021 Annual Report.

5.	Cash and deposits with financial institutions

	As at
($ millions)	April 30 2022		January 31 2022		October 31 2021
Cash and non-interest-bearing deposits with financial institutions	$10,643		$10,563		$9,693
Interest-bearing deposits with financial institutions	75,267		88,490		76,630
Total	$85,910	(1)	$99,053	(1)	$86,323	(1)
(1)	Net of allowances of $2 (January 31, 2022 – $1; October 31, 2021 – $1).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $5,634 million (January 31, 2022 – $5,162 million; October 31, 2021 – $5,719 million) and are included above.

6.	Investment securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	April 30 2022	January 31 2022	October 31 2021
Debt investment securities measured at FVOCI	$78,343	$59,249	$52,611
Debt investment securities measured at amortized cost	16,699	17,576	18,157
Equity investment securities designated at FVOCI	3,797	3,542	3,178
Equity investment securities measured at FVTPL	1,576	1,301	1,223
Debt investment securities measured at FVTPL	72	31	30
Total investment securities	$100,487	$81,699	$75,199
(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at April 30, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$9,913	$3	$205	$9,711
Canadian provincial and municipal debt	5,494	2	295	5,201
U.S. treasury and other U.S. agency debt	36,576	17	1,059	35,534
Other foreign government debt	27,329	31	911	26,449
Other debt	1,477	1	30	1,448
Total	$80,789	$54	$2,500	$78,343

As at January 31, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$8,355	$93	$44	$8,404
Canadian provincial and municipal debt	5,428	7	92	5,343
U.S. treasury and other U.S. agency debt	16,264	115	216	16,163
Other foreign government debt	28,667	48	565	28,150
Other debt	1,189	5	5	1,189
Total	$59,903	$268	$922	$59,249

As at October 31, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$5,694	$135	$25	$5,804
Canadian provincial and municipal debt	5,202	12	59	5,155
U.S. treasury and other U.S. agency debt	13,528	188	79	13,637
Other foreign government debt	27,126	60	515	26,671
Other debt	1,339	9	4	1,344
Total	$52,889	$404	$682	$52,611

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Debt investment securities measured at amortized cost

	As at
	April 30, 2022		January 31, 2022		October 31, 2021
($ millions)	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Canadian federal and provincial government issued or guaranteed debt	$10,437	$10,713	$11,674	$11,770	$12,310	$12,372
U.S. treasury and other U.S. agency debt	4,536	4,863	4,651	4,694	4,712	4,687
Other foreign government debt	1,013	1,013	996	986	970	960
Corporate debt	121	110	132	126	141	138
Total	$16,107	$16,699	$17,453	$17,576	$18,133	$18,157
(c) Equity investment securities designated at fair value through other comprehensive income (FVOCI)
The Bank has designated certain instruments at FVOCI shown in the following table as these equity securities are held for strategic purposes.

As at April 30, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$–	$–	$–	$–
Common shares	3,209	676	88	3,797
Total	$3,209	$676	$88	$3,797

As at January 31, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$36	$5	$5	$36
Common shares	2,909	653	56	3,506
Total	$2,945	$658	$61	$3,542

As at October 31, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$27	$4	$3	$28
Common shares	2,710	528	88	3,150
Total	$2,737	$532	$91	$3,178
Dividend income earned on equity securities designated at FVOCI of $42 million for the three months ended April 30, 2022 (January 31, 2022 – $38 million; April 30, 2021 – $26 million) and for the six months ended April 30, 2022 – $80 million (April 30, 2021 – $52 million) has been recognized in interest income.
During the three months ended April 30, 2022, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $196 million (January 31, 2022 – $381 million; April 30, 2021 – $523 million) and for the six months ended April 30, 2022 – $577 million (April 30, 2021 – $704 million). This has resulted in a realized gain of $43 million in the three months ended April 30, 2022 (January 31, 2022 – $36 million; April 30, 2021 – $72 million) and for the six months ended a realized gain of $79 million (April 30, 2021 – $111 million).

7.	Loans, impaired loans and allowance for credit losses
(a) Loans at amortized cost

	As at
	April 30, 2022
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$337,714	$834	$336,880
Personal loans	94,437	2,171	92,266
Credit cards	13,622	1,107	12,515
Business and government	249,223	1,182	248,041
Total	$694,996	$5,294	$689,702

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at
	January 31, 2022			October 31, 2021
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$330,991	$835	$330,156	$319,678	$802	$318,876
Personal loans	92,622	2,249	90,373	91,540	2,341	89,199
Credit cards	13,145	1,165	11,980	12,450	1,211	11,239
Business and government	236,072	1,243	234,829	218,944	1,272	217,672
Total	$672,830	$5,492	$667,338	$642,612	$5,626	$636,986
(b) Impaired loans
(1)(2)

	As at
	April 30, 2022
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$1,273	$393	$880
Personal loans	767	566	201
Credit cards	–	–	–
Business and government	2,224	645	1,579
Total	$4,264	$1,604	$2,660
By geography:
Canada	$968	$412	$556
United States	–	–	–
Mexico	795	289	506
Peru	676	353	323
Chile	543	189	354
Colombia	377	78	299
Other international	905	283	622
Total	$4,264	$1,604	$2,660

	As at
	January 31, 2022			October 31, 2021
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$1,320	$395	$925	$1,331	$374	$957
Personal loans	820	574	246	833	626	207
Credit cards	–	–	–	–	–	–
Business and government	2,295	654	1,641	2,292	655	1,637
Total	$4,435	$1,623	$2,812	$4,456	$1,655	$2,801
By geography:
Canada	$1,055	$426	$629	$1,090	$446	$644
United States	16	–	16	24	4	20
Mexico	775	281	494	758	269	489
Peru	716	350	366	699	350	349
Chile	540	194	346	512	180	332
Colombia	373	78	295	418	88	330
Other international	960	294	666	955	318	637
Total	$4,435	$1,623	$2,812	$4,456	$1,655	$2,801
(1)	Interest income recognized on impaired loans during the three months ended April 30, 2022 was $11 (January 31, 2022 – $13; October 31, 2021 – $12).
(2)	Additional interest income of approximately $ 63 would have been recorded if the above loans had not been classified as impaired (January 31, 2022 – $61; October 31, 2021 – $58).

(c)	Allowance for credit losses

(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final baseline and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events.
The Bank has applied expert credit judgement in the assessment of underlying credit deterioration and migration of balances to progressive stages. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. Relative to the base case, the optimistic scenario features somewhat stronger economic activity. The two pessimistic scenarios were updated this quarter around the potential risk of stagflation and recession.
In light of current economic uncertainty, the pessimistic scenarios feature a protracted period of high commodity prices, elevated financial market uncertainty and a further disruption to supply chains. All these elements lead to much higher inflation compared to the baseline scenario resulting in a rapid deceleration of growth. In the pessimistic scenario, stagflation is short-lived, while in the very pessimistic scenario, a recession persists for a longer period of time.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table shows certain key macroeconomic variables used to estimate the allowance for credit losses. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Very Pessimistic
As at April 30, 2022	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	4.6	2.0	6.6	2.9	-0.8	3.8	-2.2	2.7
Unemployment rate, average %	5.0	6.1	4.2	4.5	9.1	6.9	9.6	8.5
Bank of Canada overnight rate target, average %	2.2	2.4	2.8	3.4	3.5	3.0	3.5	3.4
HPI - Housing Price Index, y/y % change	16.6	-0.7	19.5	0.9	11.4	0.5	9.8	-0.5
USD/CAD exchange rate, average	1.21	1.23	1.20	1.22	1.21	1.22	1.21	1.22
US
Real GDP growth, y/y % change	3.9	1.9	5.3	2.6	-1.9	3.6	-3.5	2.9
Unemployment rate, average %	3.8	4.2	3.5	3.8	7.4	4.8	7.8	6.2
Mexico
Real GDP growth, y/y % change	1.7	1.8	2.9	2.5	-3.7	3.2	-4.7	1.8
Unemployment rate, average %	4.0	3.9	3.6	3.0	7.4	4.9	7.7	6.5
Chile
Real GDP growth, y/y % change	1.8	2.1	3.6	3.5	-3.2	3.6	-4.1	2.9
Unemployment rate, average %	6.2	5.9	5.7	5.2	9.9	6.4	10.7	7.0
Peru
Real GDP growth, y/y % change	2.6	3.0	4.5	4.7	-1.2	4.1	-2.7	1.1
Unemployment rate, average %	7.8	7.0	6.9	4.2	10.5	8.0	11.7	12.0
Colombia
Real GDP growth, y/y % change	4.3	3.5	5.8	5.1	0.5	4.7	-0.2	2.9
Unemployment rate, average %	10.8	10.3	10.1	7.9	13.3	11.2	13.6	13.6
Caribbean
Real GDP growth, y/y % change	4.6	4.0	5.7	4.8	0.8	5.2	-0.6	3.9
Global
WTI oil price, average USD/bbl	96	77	102	95	129	81	140	117
Copper price, average USD/lb	4.18	4.20	4.33	4.75	4.63	4.23	4.77	4.57
Global GDP, y/y % change	3.91	2.72	5.27	3.61	-1.35	4.27	-2.78	3.76

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - V ery Pessimistic
As at January 31, 2022	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	4.2	1.6	6.1	2.5	0.0	2.7	-4.6	3.5
Unemployment rate, average %	5.2	5.5	4.5	4.0	7.7	6.1	10.6	8.0
Bank of Canada overnight rate target, average %	0.9	2.4	1.5	3.7	0.3	1.9	0.3	1.2
HPI - Housing Price Index, y/y % change	9.9	1.9	12.5	3.1	3.0	3.1	-3.5	3.7
USD/CAD exchange rate, average	1.21	1.20	1.20	1.19	1.25	1.20	1.27	1.23
US
Real GDP growth, y/y % change	4.2	1.9	5.4	2.6	1.2	2.7	-2.2	3.6
Unemployment rate, average %	4.1	4.2	3.9	3.8	5.8	4.8	7.1	6.2
Mexico
Real GDP growth, y/y % change	2.8	1.9	4.4	2.0	0.0	2.5	-2.6	2.8
Unemployment rate, average %	4.0	3.8	3.4	3.2	6.5	4.3	9.4	6.2
Chile
Real GDP growth, y/y % change	4.6	3.0	6.8	4.0	2.0	3.4	-2.4	4.2
Unemployment rate, average %	6.6	6.3	6.0	5.5	9.1	6.9	12.0	8.8
Peru
Real GDP growth, y/y % change	2.6	3.0	4.5	3.8	-0.6	3.8	-4.5	4.9
Unemployment rate, average %	8.7	7.4	5.8	5.1	11.2	8.0	14.1	9.9
Colombia
Real GDP growth, y/y % change	4.5	3.5	6.5	4.8	1.2	4.4	-2.6	5.4
Unemployment rate, average %	10.8	10.4	10.0	7.7	13.3	10.9	16.2	12.8
Caribbean
Real GDP growth, y/y % change	4.8	4.0	6.4	4.1	2.0	4.6	-0.6	4.9
Global
WTI oil price, average USD/bbl	69	71	75	87	59	66	56	59
Copper price, average USD/lb	4.25	4.15	4.46	4.72	3.95	3.89	3.82	3.56
Global GDP, y/y % change	4.32	3.57	5.66	4.47	1.96	4.17	-0.55	4.85

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Very Pessimistic
As at October 31, 2021	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	3.4	1.9	5.3	2.8	-1.3	3.1	-7.4	4.3
Unemployment rate, average %	6.3	5.7	5.6	4.1	8.8	6.3	11.7	8.2
Bank of Canada overnight rate target, average %	0.3	2.0	0.9	3.6	0.3	1.2	0.3	0.5
HPI - Housing Price Index, y/y % change	11.1	2.1	13.2	3.9	3.9	3.3	-2.7	3.9
USD/CAD exchange rate, average	1.24	1.21	1.23	1.20	1.28	1.21	1.30	1.24
US
Real GDP growth, y/y % change	5.7	1.6	7.3	2.1	2.4	2.4	-1.4	3.5
Unemployment rate, average %	3.8	3.5	3.4	3.2	5.6	4.1	6.8	5.6
Mexico
Real GDP growth, y/y % change	2.8	1.9	4.3	2.7	-0.4	2.7	-4.2	3.8
Unemployment rate, average %	4.0	4.0	3.6	3.1	6.5	4.5	9.4	6.4
Chile
Real GDP growth, y/y % change	6.7	2.2	8.8	3.1	3.4	3.1	-0.5	4.2
Unemployment rate, average %	6.5	6.2	5.9	5.6	9.0	6.7	12.0	8.6
Peru
Real GDP growth, y/y % change	5.0	3.2	7.7	4.3	3.6	3.7	0.0	4.7
Unemployment rate, average %	8.8	7.5	6.0	3.4	10.8	8.1	13.8	10.0
Colombia
Real GDP growth, y/y % change	5.0	3.5	6.8	4.8	3.6	4.0	0.0	5.0
Unemployment rate, average %	13.7	11.2	12.0	8.2	15.6	11.8	18.6	13.7
Caribbean
Real GDP growth, y/y % change	4.9	4.1	6.2	4.9	3.9	4.6	0.3	5.6
Global
WTI oil price, average USD/bbl	69	70	75	86	61	67	57	57
Copper price, average USD/lb	4.20	4.20	4.36	4.78	3.93	4.05	3.81	3.62
Global GDP, y/y % change	5.07	3.02	6.54	3.90	2.44	3.68	-0.69	4.48

(iii)	Sensitivity
Relative to our base case scenario, the
weighting of these multiple scenarios increased our reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $3,771 million (January 31, 2022 – $3,960 million; October 31, 2021 – $4,076 million) from $3,698 million (January 31, 2022 – $3,900 million; October 31, 2021 – $3,998 million). If we were to only use our very
pessimistic scenario for the measurement of allowance for credit losses for such assets, our allowance for credit losses on performing financial instruments would be $679 million (January 31, 2022 – $675 million; October 31, 2021 – $866 million) higher than the reported allowance for credit losses as at April 30, 2022. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under our current probability-weighted scenarios, if all of our performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $391 million (January 31, 2022 – $381 million; October 31, 2021 – $407 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2021	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at April 30, 2022
Residential mortgages	$802	$32	$(23)	$23	$834
Personal loans	2,341	235	(451)	46	2,171
Credit cards	1,211	159	(277)	14	1,107
Business and government	1,374	15	(128)	(3)	1,258
	$5,728	$441	$(879)	$80	$5,370
Presented as:
Allowance for credit losses on loans	$5,626				$5,294
Allowance for credit losses on acceptances (1)	37				27
Allowance for credit losses on off-balance sheet exposures (2)	65				49
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ millions)	Balance as at November 1, 2020	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at April 30, 2021
Residential mortgages	$884	$51	$(49)	$(45)	$841
Personal loans	3,155	611	(826)	(134)	2,806
Credit cards	1,886	504	(761)	(84)	1,545
Business and government	1,892	94	(179)	(110)	1,697
	$7,817	$1,260	$(1,815)	$(373)	$6,889
Presented as:
Allowance for credit losses on loans	$7,639				$6,716
Allowance for credit losses on acceptances (1)	77				73
Allowance for credit losses on off-balance sheet exposures (2)	101				100
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit loss e s on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at April 30, 2022
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$168	$273	$393	$834
Personal loans	655	950	566	2,171
Credit cards	419	688	–	1,107
Business and government	202	335	645	1,182
Total (1)	$1,444	$2,246	$1,604	$5,294
(1)	Excludes allowance for credit losses of $81 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at October 31, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$152	$276	$374	$802
Personal loans	644	1,071	626	2,341
Credit cards	352	859	–	1,211
Business and government	186	431	655	1,272
Total (1)	$1,334	$2,637	$1,655	$5,626
(1)	Excludes allowance for credit losses of $105 for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks.

	As at April 30, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$151	$280	$410	$841
Personal loans	699	1,286	821	2,806
Credit cards	319	1,226	–	1,545
Business and government	303	514	707	1,524
Total (1)	$1,472	$3,306	$1,938	$6,716
(1)	Excludes allowance for credit losses of $177 for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended
	April 30, 2022				April 30, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$161	$279	$395	$835	$161	$297	$406	$864
Provision for credit losses
Remeasurement (1)	(15)	7	9	1	(30)	7	48	25
Newly originated or purchased financial assets	10	–	–	10	10	–	–	10
Derecognition of financial assets and maturities	(1)	(4)	–	(5)	(2)	(7)	–	(9)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	14	(12)	(2)	–	19	(15)	(4)	–
Stage 2	(2)	9	(7)	–	(3)	17	(14)	–
Stage 3	–	(3)	3	–	–	(11)	11	–
Gross write-offs	–	–	(16)	(16)	–	–	(22)	(22)
Recoveries	–	–	7	7	–	–	6	6
Foreign exchange and other movements	1	(3)	4	2	(4)	(8)	(21)	(33)
Balance at end of period (2)	$168	$273	$393	$834	$151	$280	$410	$841
Personal loans
Balance at beginning of period	$655	$1,020	$574	$2,249	$787	$1,514	$849	$3,150
Provision for credit losses
Remeasurement (1)	(162)	94	161	93	(264)	176	327	239
Newly originated or purchased financial assets	75	–	–	75	154	–	–	154
Derecognition of financial assets and maturities	(17)	(27)	–	(44)	(67)	(82)	–	(149)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	127	(125)	(2)	–	204	(200)	(4)	–
Stage 2	(26)	39	(13)	–	(85)	104	(19)	–
Stage 3	(1)	(49)	50	–	(8)	(184)	192	–
Gross write-offs	–	–	(275)	(275)	–	–	(547)	(547)
Recoveries	–	–	64	64	–	–	64	64
Foreign exchange and other movements	4	(2)	7	9	(22)	(42)	(41)	(105)
Balance at end of period (2)	$655	$950	$566	$2,171	$699	$1,286	$821	$2,806
Credit cards
Balance at beginning of period	$399	$766	$–	$1,165	$448	$1,467	$–	$1,915
Provision for credit losses
Remeasurement (1)	(37)	3	106	72	(177)	119	323	265
Newly originated or purchased financial assets	32	–	–	32	19	–	–	19
Derecognition of financial assets and maturities	(10)	(8)	–	(18)	(17)	(24)	–	(41)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	52	(52)	–	–	91	(91)	–	–
Stage 2	(13)	13	–	–	(32)	32	–	–
Stage 3	–	(33)	33	–	–	(228)	228	–
Gross write-offs	–	–	(186)	(186)	–	–	(587)	(587)
Recoveries	–	–	48	48	–	–	42	42
Foreign exchange and other movements	(4)	(1)	(1)	(6)	(13)	(49)	(6)	(68)
Balance at end of period (2)	$419	$688	$–	$1,107	$319	$1,226	$–	$1,545
Total retail loans
Balance at beginning of period	$1,215	$2,065	$969	$4,249	$1,396	$3,278	$1,255	$5,929
Provision for credit losses
Remeasurement (1)	(214)	104	276	166	(471)	302	698	529
Newly originated or purchased financial assets	117	–	–	117	183	–	–	183
Derecognition of financial assets and maturities	(28)	(39)	–	(67)	(86)	(113)	–	(199)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	193	(189)	(4)	–	314	(306)	(8)	–
Stage 2	(41)	61	(20)	–	(120)	153	(33)	–
Stage 3	(1)	(85)	86	–	(8)	(423)	431	–
Gross write-offs	–	–	(477)	(477)	–	–	(1,156)	(1,156)
Recoveries	–	–	119	119	–	–	112	112
Foreign exchange and other movements	1	(6)	10	5	(39)	(99)	(68)	(206)
Balance at end of period (2)	$1,242	$1,911	$959	$4,112	$1,169	$2,792	$1,231	$5,192
Non-retail loans:
Business and government
Balance at beginning of period	$233	$411	$654	$1,298	$459	$600	$739	$1,798
Provision for credit losses
Remeasurement (1)	(23)	(9)	72	40	(79)	–	103	24
Newly originated or purchased financial assets	65	–	–	65	79	–	–	79
Derecognition of financial assets and maturities	(55)	(36)	(7)	(98)	(85)	(12)	(1)	(98)
Changes in models and methodologies	(1)	2	–	1	(4)	(11)	–	(15)
Transfer to (from):
Stage 1	19	(19)	–	–	10	(10)	–	–
Stage 2	(4)	4	–	–	(18)	19	(1)	–
Stage 3	–	(3)	3	–	–	(3)	3	–
Gross write-offs	–	–	(73)	(73)	–	–	(105)	(105)
Recoveries	–	–	9	9	–	–	8	8
Foreign exchange and other movements	–	2	(13)	(11)	(9)	(19)	(39)	(67)
Balance at end of period including off-balance sheet exposures (2)	$234	$352	$645	$1,231	$353	$564	$707	$1,624
Less: Allowance for credit losses on off-balance sheet exposures (3)	(32)	(17)	–	(49)	(50)	(50)	–	(100)
Balance at end of period (2)	$202	$335	$645	$1,182	$303	$514	$707	$1,524

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the six months ended
	April 30, 2022				April 30, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$152	$276	$374	$802	$190	$302	$392	$884
Provision for credit losses
Remeasurement (1)	(34)	18	38	22	(95)	36	107	48
Newly originated or purchased financial assets	20	–	–	20	21	–	–	21
Derecognition of financial assets and maturities	(3)	(7)	–	(10)	(5)	(13)	–	(18)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	33	(29)	(4)	–	51	(42)	(9)	–
Stage 2	(4)	16	(12)	–	(6)	37	(31)	–
Stage 3	–	(6)	6	–	–	(23)	23	–
Gross write-offs	–	–	(37)	(37)	–	–	(59)	(59)
Recoveries	–	–	14	14	–	–	10	10
Foreign exchange and other movements	4	5	14	23	(5)	(17)	(23)	(45)
Balance at end of period (2)	$168	$273	$393	$834	$151	$280	$410	$841
Personal loans
Balance at beginning of period	$644	$1,071	$626	$2,341	$864	$1,471	$820	$3,155
Provision for credit losses
Remeasurement (1)	(318)	189	305	176	(686)	712	579	605
Newly originated or purchased financial assets	150	–	–	150	253	–	–	253
Derecognition of financial assets and maturities	(35)	(56)	–	(91)	(95)	(152)	–	(247)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	257	(252)	(5)	–	605	(598)	(7)	–
Stage 2	(56)	83	(27)	–	(177)	215	(38)	–
Stage 3	(2)	(99)	101	–	(39)	(310)	349	–
Gross write-offs	–	–	(582)	(582)	–	–	(953)	(953)
Recoveries	–	–	131	131	–	–	127	127
Foreign exchange and other movements	15	14	17	46	(26)	(52)	(56)	(134)
Balance at end of period (2)	$655	$950	$566	$2,171	$699	$1,286	$821	$2,806
Credit cards
Balance at beginning of period	$352	$859	$–	$1,211	$501	$1,385	$–	$1,886
Provision for credit losses
Remeasurement (1)	(89)	8	215	134	(310)	377	474	541
Newly originated or purchased financial assets	60	–	–	60	48	–	–	48
Derecognition of financial assets and maturities	(20)	(15)	–	(35)	(32)	(53)	–	(85)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	139	(139)	–	–	204	(204)	–	–
Stage 2	(26)	26	–	–	(75)	75	–	–
Stage 3	–	(61)	61	–	–	(298)	298	–
Gross write-offs	–	–	(378)	(378)	–	–	(847)	(847)
Recoveries	–	–	101	101	–	–	86	86
Foreign exchange and other movements	3	10	1	14	(17)	(56)	(11)	(84)
Balance at end of period (2)	$419	$688	$–	$1,107	$319	$1,226	$–	$1,545
Total retail loans
Balance at beginning of period	$1,148	$2,206	$1,000	$4,354	$1,555	$3,158	$1,212	$5,925
Provision for credit losses
Remeasurement (1)	(441)	215	558	332	(1,091)	1,125	1,160	1,194
Newly originated or purchased financial assets	230	–	–	230	322	–	–	322
Derecognition of financial assets and maturities	(58)	(78)	–	(136)	(132)	(218)	–	(350)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	429	(420)	(9)	–	860	(844)	(16)	–
Stage 2	(86)	125	(39)	–	(258)	327	(69)	–
Stage 3	(2)	(166)	168	–	(39)	(631)	670	–
Gross write-offs	–	–	(997)	(997)	–	–	(1,859)	(1,859)
Recoveries	–	–	246	246	–	–	223	223
Foreign exchange and other movements	22	29	32	83	(48)	(125)	(90)	(263)
Balance at end of period (2)	$1,242	$1,911	$959	$4,112	$1,169	$2,792	$1,231	$5,192
Non-retail loans:
Business and government
Balance at beginning of period	$212	$470	$655	$1,337	$478	$592	$745	$1,815
Provision for credit losses
Remeasurement (1)	(53)	(23)	148	72	(89)	21	209	141
Newly originated or purchased financial assets	121	–	–	121	168	–	–	168
Derecognition of financial assets and maturities	(96)	(56)	(18)	(170)	(168)	(25)	(3)	(196)
Changes in models and methodologies	(1)	2	–	1	(4)	(11)	–	(15)
Transfer to (from):
Stage 1	61	(61)	–	–	28	(28)	–	–
Stage 2	(12)	12	–	–	(42)	43	(1)	–
Stage 3	–	(3)	3	–	–	(4)	4	–
Gross write-offs	–	–	(146)	(146)	–	–	(192)	(192)
Recoveries	–	–	18	18	–	–	13	13
Foreign exchange and other movements	2	11	(15)	(2)	(18)	(24)	(68)	(110)
Balance at end of period including off-balance sheet exposures (2)	$234	$352	$645	$1,231	$353	$564	$707	$1,624
Less: Allowance for credit losses on off-balance sheet exposures (3)	(32)	(17)	–	(49)	(50)	(50)	–	(100)
Balance at end of period (2)	$202	$335	$645	$1,182	$303	$514	$707	$1,524
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)
Interest income on impaired loans for residential mortgages, personal and credit cards, and business and government loans for the three months ended April 30, 2022 total ed $63
(April 30, 2021 - $73) and for the six months ended April 30, 2022 totaled
$124
 (April 30, 2021 - $151).

(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at April 30, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$198,894	$2,104	$–	$200,998	$187,163	$5,610	$–	$192,773
Low	79,199	644	–	79,843	69,306	1,768	–	71,074
Medium	17,222	959	–	18,181	9,170	3,690	–	12,860
High	2,503	1,155	–	3,658	904	2,284	–	3,188
Very high	57	1,197	–	1,254	16	643	–	659
Loans not graded (2)	29,967	2,540	–	32,507	34,122	3,671	–	37,793
Default	–	–	1,273	1,273	–	–	1,331	1,331
Total	$327,842	$8,599	$1,273	$337,714	$300,681	$17,666	$1,331	$319,678
Allowance for credit losses	168	273	393	834	152	276	374	802
Carrying value	$327,674	$8,326	$880	$336,880	$300,529	$17,390	$957	$318,876
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at April 30, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$29,855	$150	$–	$30,005	$30,085	$168	$–	$30,253
Low	26,809	322	–	27,131	25,719	574	–	26,293
Medium	8,407	1,028	–	9,435	8,290	1,127	–	9,417
High	6,937	1,804	–	8,741	5,686	2,307	–	7,993
Very high	74	1,511	–	1,585	82	1,157	–	1,239
Loans not graded (2)	15,543	1,230	–	16,773	14,159	1,353	–	15,512
Default	–	–	767	767	–	–	833	833
Total	$87,625	$6,045	$767	$94,437	$84,021	$6,686	$833	$91,540
Allowance for credit losses	655	950	566	2,171	644	1,071	626	2,341
Carrying value	$86,970	$5,095	$201	$92,266	$83,377	$5,615	$207	$89,199
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at April 30, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,559	$52	$–	$1,611	$1,517	$76	$–	$1,593
Low	2,672	108	–	2,780	2,288	135	–	2,423
Medium	3,357	67	–	3,424	2,666	166	–	2,832
High	3,087	803	–	3,890	2,237	1,225	–	3,462
Very high	44	522	–	566	21	509	–	530
Loans not graded (1)	973	378	–	1,351	1,158	452	–	1,610
Default	–	–	–	–	–	–	–	–
Total	$11,692	$1,930	$–	$13,622	$9,887	$2,563	$–	$12,450
Allowance for credit losses	419	688	–	1,107	352	859	–	1,211
Carrying value	$11,273	$1,242	$–	$12,515	$9,535	$1,704	$–	$11,239
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at April 30, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$93,791	$11	$–	$93,802	$88,308	$14	$–	$88,322
Low	20,251	8	–	20,259	17,880	12	–	17,892
Medium	7,734	33	–	7,767	6,858	36	–	6,894
High	3,785	316	–	4,101	3,103	745	–	3,848
Very high	41	321	–	362	24	212	–	236
Loans not graded (1)	8,682	1,314	–	9,996	9,126	2,204	–	11,330
Default	–	–	–	–	–	–	–	–
Carrying value	$134,284	$2,003	$–	$136,287	$125,299	$3,223	$–	$128,522
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Total retail loans	As at April 30, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$324,099	$2,317	$–	$326,416	$307,073	$5,868	$–	$312,941
Low	128,931	1,082	–	130,013	115,193	2,489	–	117,682
Medium	36,720	2,087	–	38,807	26,984	5,019	–	32,003
High	16,312	4,078	–	20,390	11,930	6,561	–	18,491
Very high	216	3,551	–	3,767	143	2,521	–	2,664
Loans not graded (2)	55,165	5,462	–	60,627	58,565	7,680	–	66,245
Default	–	–	2,040	2,040	–	–	2,164	2,164
Total	$561,443	$18,577	$2,040	$582,060	$519,888	$30,138	$2,164	$552,190
Allowance for credit losses	1,242	1,911	959	4,112	1,148	2,206	1,000	4,354
Carrying value	$560,201	$16,666	$1,081	$577,948	$518,740	$27,932	$1,164	$547,836
(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at April 30, 2022				As at October 31, 2021
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$133,757	$714	$–	$134,471	$110,786	$892	$–	$111,678
Non-investment grade	98,055	9,453	–	107,508	91,945	7,570	–	99,515
Watch list	24	2,742	–	2,766	31	3,266	–	3,297
Loans not graded (2)	2,243	11	–	2,254	2,151	11	–	2,162
Default	–	–	2,224	2,224	–	–	2,292	2,292
Total	$234,079	$12,920	$2,224	$249,223	$204,913	$11,739	$2,292	$218,944
Allowance for credit losses	202	335	645	1,182	186	431	655	1,272
Carrying value	$233,877	$12,585	$1,579	$248,041	$204,727	$11,308	$1,637	$217,672
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at April 30, 2022				As at October 31, 2021
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$197,941	$1,434	$–	$199,375	$186,056	$1,266	$–	$187,322
Non-investment grade	61,413	4,183	–	65,596	66,009	3,786	–	69,795
Watch list	1	1,174	–	1,175	12	2,160	–	2,172
Loans not graded (2)	4,082	–	–	4,082	4,155	–	–	4,155
Default	–	–	118	118	–	–	102	102
Total	$263,437	$6,791	$118	$270,346	$256,232	$7,212	$102	$263,546
Allowance for credit losses	32	17	–	49	26	39	–	65
Carrying value	$263,405	$6,774	$118	$270,297	$256,206	$7,173	$102	$263,481
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at April 30, 2022				As at October 31, 2021
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$331,698	$2,148	$–	$333,846	$296,842	$2,158	$–	$299,000
Non-investment grade	159,468	13,636	–	173,104	157,954	11,356	–	169,310
Watch list	25	3,916	–	3,941	43	5,426	–	5,469
Loans not graded (2)	6,325	11	–	6,336	6,306	11	–	6,317
Default	–	–	2,342	2,342	–	–	2,394	2,394
Total	$497,516	$19,711	$2,342	$519,569	$461,145	$18,951	$2,394	$482,490
Allowance for credit losses	234	352	645	1,231	212	470	655	1,337
Carrying value	$497,282	$19,359	$1,697	$518,338	$460,933	$18,481	$1,739	$481,153
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at April 30, 2022 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$797	$360	$–	$1,157
Personal loans	387	218	–	605
Credit cards	133	91	184	408
Business and government	111	87	–	198
Total	$1,428	$756	$184	$2,368

	As at January 31, 2022 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$791	$386	$–	$1,177
Personal loans	424	226	–	650
Credit cards	130	84	184	398
Business and government	71	30	–	101
Total	$1,416	$726	$184	$2,326

	As at October 31, 2021 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$732	$327	$–	$1,059
Personal loans	411	210	–	621
Credit cards	125	83	201	409
Business and government	124	24	–	148
Total	$1,392	$644	$201	$2,237
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)
For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular ageing of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	April 30 2022	January 31 2022	October 31 2021
Unpaid principal balance (1)	$308	$310	$303
Credit related fair value adjustments	(69)	(69)	(68)
Carrying value	239	241	235
Stage 3 allowance	(1)	(1)	(1)
Carrying value net related allowance	$238	$240	$234
(1)	Represents principal amount owed net of write-offs.

8.	Derecognition of financial assets
Securitization of residential mortgage loans
The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The CMHC also purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).
The sale of mortgages under the above programs do not meet the derecognition requirements, where the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	April 30 2022 (1)	January 31 2022 (1)	October 31 2021 (1)
Assets
Carrying value of residential mortgage loans	$15,880	$16,565	$17,145
Other related assets (2)	9,225	9,690	9,787
Liabilities
Carrying value of associated liabilities	$24,510	$25,446	$25,833
(1)
The fair value of the transferred assets is $23,769 (January 31, 2022 – $25,123; October 31, 2021 – $25,761) and the fair value of the associated liabilities is $23,882 (January 31, 2022 – $25,515; October 31, 2021 – $26,021) for a net position of $(113) (January 31, 2022 – $(392); October 31, 2021 – $(260)).

(2)
These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans
The Bank securitizes a portion of its credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans and credit card loans. During the quarter, the Bank did not enter into any new securitization arrangements.
Securities sold under repurchase agreements and securities lent
The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	April 30 2022 (1)	January 31 2022 (1)	October 31 2021 (1)
Carrying value of securities associated with:
Repurchase agreements (2)	$106,452	$96,628	$100,083
Securities lending agreements	59,667	63,756	59,506
Total	166,119	160,384	159,589
Carrying value of associated liabilities (3)	$131,978	$122,878	$123,469
(1)
The fair value of transferred assets is $166,119 (January 31, 2022 – $160,384; October 31, 2021 – $159,589) and the fair value of the associated liabilities is $131,978 (January 31, 2022 – $122,878; October 31, 2021 – $123,469) for a net position of $34,141 (January 31, 2022 – $37,506; October 31, 2021 – $36,120).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

9.	Investments in associates
The Bank had significant investments in the following associates:

					As at
					April 30 2022	January 31 2022	October 31 2021
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value	Carrying value
Canadian Tire Financial Services business (CTFS) (2)	Canada	Financial Services	20.00%	March 31, 2022	$546	$558	$549
Bank of Xi’an Co. Ltd. (3)	China	Banking	18.11%	March 31, 2022	1,033	1,034	968
Maduro & Curiel’s Bank N.V. (4)	Curacao	Banking	48.10%	March 31, 2022	402	388	366
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)
Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest until the end of the 10th anniversary (October 1, 2024) at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After October 1, 2024 for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(3)
Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $579 (January 31, 2022 – $675; October 31, 2021 – $671
). The ownership percentage for Bank of Xi’an Co. was 18.11% as at January 31, 2022 and
17.99
% as at October 31, 2021.

(4)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of April 30, 2022, these reserves amounted to $62
 (January 31, 2022 – $
62
; October 31, 2021 - $
60
).

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Deposits

					As at
	April 30, 2022						January 31 2022	January 31 2021
	Payable on demand (1)		Payable after notice (2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date (3)	Total	Total	Total
Personal	$9,045	$10,512	$165,185		$68,105	$252,847	$247,067	$243,551
Business and government	166,454	36,886	42,316		323,612	569,268	559,616	511,348
Financial institutions	13,244	902	1,846		38,447	54,439	44,362	42,360
	$188,743	$48,300	$209,347	(4)	$430,164	$876,554	$851,045	$797,259
Recorded in:
Canada	$135,265	$28,383	$177,321		$281,918	$622,887	$603,352	$571,254
United States	41,340	143	924		52,404	94,811	100,715	87,626
United Kingdom	–	–	369		22,403	22,772	18,255	17,232
Mexico	–	6,193	7,528		13,239	26,960	26,173	24,259
Peru	5,693	191	5,576		4,170	15,630	15,513	14,520
Chile	1,792	5,947	167		12,796	20,702	22,229	20,631
Colombia	37	637	4,996		4,216	9,886	9,578	9,184
Other International	4,616	6,806	12,466		39,018	62,906	55,230	52,553
Total (5)	$188,743	$48,300	$209,347		$430,164	$876,554	$851,045	$797,259
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $157 (January 31, 2022 – $160; October 31, 2021 – $193) of non-interest-bearing deposits.
(5)
Deposits denominated in U.S. dollars amount to $306,726
 (January 31, 2022 –
$295,809; October 31, 2021 – $259,027), deposits denominated in Chilean pesos amount to $17,298
 (January 31, 2022
– $19,027; October 31, 2021 – $17,841), deposits denominated in Mexican pesos amount to $24,912
 (January 31, 2022 –
$23,696; October 31, 2021 – $22,032) and deposits denominated in other foreign currencies amount to $104,324
 (January 31, 2022 – $
95,595; October 31, 2021 – $82,871).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at April 30, 2022	$46,662	$23,001	$50,159	$112,031	$22,406	$254,259
As at January 31, 2022	$46,763	$22,653	$36,392	$102,386	$21,922	$230,116
As at October 31, 2021	$34,829	$24,372	$30,918	$90,433	$20,688	$201,240
(1)	The majority of foreign term deposits are in excess of $ 100,000 .

11.	Capital and financing transactions
Subordinated debentures

Redemption
On March 30, 2022, the Bank redeemed all outstanding
$1,250 million 2.58%
Subordinated Debentures (Non-Viability Contingent Capital (NVCC)) due March 30, 2027, at 100% of their principal amount plus accrued interest.
Issuance
On April 12, 2022, the Bank issued US
$1.25 billion 4.588%
Fixed Rate Resetting Subordinated Debentures due May 4, 2037 (Non-Viability Contingent Capital (NVCC)). The debentures are subject to optional redemption by the Bank during the period from April 12, 2027, to May 4, 2032, and following the occurrence of certain defined events. Interest will be payable semi-annually at a rate of 4.588% per annum from and including the issue date to, but excluding, May 4, 2032, and thereafter to, but excluding, May 4, 2037, at the then prevailing 5-Year U.S. Treasury Rate plus 2.050%. The debentures contain NVCC provisions necessary to qualify as Tier 2 regulatory capital under Basel III.
On March 21, 2022, the Bank issued $1.75 billion 3.934%
Subordinated Debentures due May 3, 2032 (Non-Viability Contingent Capital (NVCC)). The debentures are subject to optional redemption by the Bank on or after May 3, 2027, and following the occurrence of certain defined events. Interest will be payable semi-annually at a rate of 3.934% per annum from and including the issue date to, but excluding, May 3, 2027, and thereafter payable quarterly to, but excluding, May 3, 2032, at the Three-month Bankers’ Acceptance rate plus 1.52%. The debentures contain NVCC provisions necessary to qualify as Tier 2 regulatory capital under Basel III.

Common shares
Normal Course Issuer Bid
On November 30, 2021, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved its normal course issuer bid (the “2022 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares.

On March 28, 2022, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved an amendment to the 2022 NCIB (the “2022 NCIB Amendment”) to increase the number of common shares that the Bank may repurchase for cancellation from 24 million to 36 million. Purchases under the 2022 NCIB commenced on December 2, 2021, and will terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2022 NCIB Amendment, (ii) the Bank providing a notice of termination, or (iii) December 1, 2022. On a quarterly basis, the Bank will notify OSFI prior to making purchases.
During the six months ended April 30, 2022, the Bank repurchased and cancelled approximately 26.3 million common shares at an average price of $88.76 per share for a total amount of $2,336 million.
No repurchases of common shares were made during the six months ended April 30, 2021.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12.	Capital management
The Bank’s regulatory capital, total loss absorbing capacity and leverage measures were as follows:

	As at
($ millions)	April 30 2022	January 31 2022	October 31 2021
Capital (1)
Common Equity Tier 1 capital	$51,547	$52,150	$51,010
Net Tier 1 capital	57,201	57,911	57,915
Total regulatory capital	66,628	65,527	66,101
Total loss absorbing capacity (2)	133,841	122,613	115,681
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)(3)	$445,273	$433,682	$416,105
Leverage exposures (4)	1,360,184	1,308,247	1,201,766
Regulatory ratios (1)
Common Equity Tier 1 capital ratio	11.6%	12.0%	12.3%
Tier 1 capital ratio	12.8%	13.4%	13.9%
Total capital ratio	15.0%	15.1%	15.9%
Total loss absorbing capacity ratio (2)	30.1%	28.3%	27.8%
Leverage ratio (4)	4.2%	4.4%	4.8%
Total loss absorbing capacity leverage ratio (2)	9.8%	9.4%	9.6%
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(2)
This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018). Results for October 31, 2021 are shown for comparative purposes and were not a regulatory requirement.

(3)	As at April 30, 2022, January 31, 2022 and October 31, 2021, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1, Total capital and TLAC RWA.
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).
The Bank substantially exceeded the OSFI minimum regulatory capital and total loss absorbing capacity (TLAC) ratios as at April 30, 2022, including the Domestic Stability Buffer requirement. In addition, the Bank substantially exceeded OSFI minimum leverage and TLAC leverage ratios as at April 30, 2022.

13.	Share-based payments
During the first quarter, the Bank granted 1,716,536 options with an exercise price of $85.46 per option and a weighted average fair value of $7.54 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.
The Bank recorded an increase to equity – other reserves of $2 million and $8 million for the three months and six months ended April 30, 2022 (April 30, 2021 – $1 million and $5 million), respectively, as a result of equity-classified share-based payment expense.

14.	Employee benefits
Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans
(1)
.

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	January 31 2022	April 30 2021
Defined benefit service cost	$78	$79	$95	$6	$5	$6
Interest on net defined benefit (asset) liability	(2)	(1)	10	11	12	11
Other	4	4	3	(5)	(2)	(4)
Defined benefit expense	$80	$82	$108	$12	$15	$13
Defined contribution expense	$31	$30	$26	$–	$–	$–
Increase (decrease) in other comprehensive income related to employee benefits (2)	$936	$109	$814	$119	$39	$73

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the six months ended
	Pension plans		Other benefit plans
($ millions)	April 30 2022	April 30 2021	April 30 2022	April 30 2021
Defined benefit service cost	$157	$190	$11	$12
Interest on net defined benefit (asset) liability	(3)	19	23	22
Other	8	6	(7)	(4)
Defined benefit expense	$162	$215	$27	$30
Defined contribution expense	$61	$49	$–	$–
Increase (decrease) in other comprehensive income related to employee benefits (2)	$1,045	$1,451	$158	$77
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

15.	Operating segments
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Banking and Markets, and Global Wealth Management. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2021 Annual Report. Notable accounting measurement differences are:

•
tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•
the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

	For the three months ended April 30, 2022
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total

Net interest income (2)	$2,144	$1,687	$184	$360	$98	$4,473
Non-interest income (3)(4)	759	720	1,174	902	(86)	3,469
Total revenues	2,903	2,407	1,358	1,262	12	7,942
Provision for credit losses	(12)	276	1	(46)	–	219
Non-interest expenses	1,324	1,268	803	653	111	4,159
Provision for income taxes	412	182	145	167	(89)	817
Net income	$1,179	$681	$409	$488	$(10)	$2,747
Net income attributable to non-controlling interests in subsidiaries	$–	$76	$2	$–	$–	$78
Net income attributable to equity holders of the Bank	$1,179	$605	$407	$488	$(10)	$2,669
Average assets ($ billions)	$423	$204	$32	$431	$174	$1,264
Average liabilities ($ billions)	$326	$149	$48	$400	$269	$1,192
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $92 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $18, International Banking – $77, Global Wealth Management – $5, and Other – $(16).

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended January 31, 2022
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$2,133	$1,648	$174	$373	$16	$4,344
Non-interest income (3)(4)	741	749	1,248	1,031	(64)	3,705
Total revenues	2,874	2,397	1,422	1,404	(48)	8,049
Provision for credit losses	(35)	274	(1)	(16)	–	222
Non-interest expenses	1,282	1,285	862	670	124	4,223
Provision for income taxes	426	208	146	189	(105)	864
Net income	$1,201	$630	$415	$561	$(67)	$2,740
Net income attributable to non-controlling interests in subsidiaries	$–	$85	$3	$–	$–	$88
Net income attributable to equity holders of the Bank	$1,201	$545	$412	$561	$(67)	$2,652
Average assets ($ billions)	$412	$196	$31	$444	$156	$1,239
Average liabilities ($ billions)	$320	$144	$47	$407	$247	$1,165
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $92 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $8, International Banking – $68, Global Wealth Management – $1, and Other – $14.

	For the three months ended April 30, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$1,934	$1,662	$152	$350	$78	$4,176
Non-interest income (3)(4)	690	716	1,156	907	91	3,560
Total revenues	2,624	2,378	1,308	1,257	169	7,736
Provision for credit losses	145	396	(2)	(43)	–	496
Non-interest expenses	1,229	1,294	802	633	84	4,042
Provision for income taxes	323	181	134	150	(46)	742
Net income	$927	$507	$374	$517	$131	$2,456
Net income attributable to non-controlling interests in subsidiaries	$–	$87	$2	$–	$1	$90
Net income attributable to equity holders of the Bank	$927	$420	$372	$517	$130	$2,366
Average assets ($ billions)	$372	$194	$28	$399	$158	$1,151
Average liabilities ($ billions)	$311	$149	$45	$398	$177	$1,080
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $76 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $26, International Banking – $53, Global Wealth Management – $4, and Other – $30.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the six months ended April 30, 2022
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$4,277	$3,335	$358	$733	$114	$8,817
Non-interest income (3)(4)	1,500	1,469	2,422	1,933	(150)	7,174
Total revenues	5,777	4,804	2,780	2,666	(36)	15,991
Provision for credit losses	(47)	550	–	(62)	–	441
Non-interest expenses	2,606	2,553	1,665	1,323	235	8,382
Provision for income taxes	838	390	291	356	(194)	1,681
Net income	$2,380	$1,311	$824	$1,049	$(77)	$5,487
Net income attributable to non-controlling interests in subsidiaries	$–	$161	$5	$–	$–	$166
Net income attributable to equity holders of the Bank	$2,380	$1,150	$819	$1,049	$(77)	$5,321
Average assets ($ billions)	$417	$200	$32	$438	$164	$1,251
Average liabilities ($ billions)	$323	$146	$48	$403	$258	$1,178
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $184 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $26, International Banking – $145, Global Wealth Management – $6, and Other – $ (2) .

	For the six months ended April 30, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$3,918	$3,450	$307	$708	$144	$8,527
Non-interest income (3)(4)	1,354	1,489	2,391	1,885	162	7,281
Total revenues	5,272	4,939	2,698	2,593	306	15,808
Provision for credit losses	360	921	2	(23)	–	1,260
Non-interest expenses	2,433	2,696	1,619	1,247	255	8,250
Provision for income taxes	641	338	282	309	(126)	1,444
Net income	$1,838	$984	$795	$1,060	$177	$4,854
Net income attributable to non-controlling interests in subsidiaries	$–	$175	$5	$–	$–	$180
Net income attributable to equity holders of the Bank	$1,838	$809	$790	$1,060	$177	$4,674
Average assets ($ billions)	$370	$197	$28	$397	$162	$1,154
Average liabilities ($ billions)	$308	$151	$43	$393	$188	$1,083
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $145 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $46, International Banking – $102, Global Wealth Management – $7, and Other – $15.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.	Interest income and expense

	For the three months ended												For the six months ended
	April 30, 2022				January 31, 2022				April 30, 2021				April 30, 2022				April 30, 2021
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (1)	$6,654		$2,581		$6,150		$2,069		$5,897		$1,962		$12,804		$4,650		$12,109		$4,088
Measured at FVOCI (1)	261		–		181		–		181		–		442		–		369		–
	6,915		2,581		6,331		2,069		6,078		1,962		13,246		4,650		12,478		4,088
Other	177	(2)	38	(3)	132	(2)	50	(3)	109	(2)	49	(3)	309	(2)	88	(3)	221	(2)	84	(3)
Total	$7,092		$2,619		$6,463		$2,119		$6,187		$2,011		$13,555		$4,738		$12,699		$4,172
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)
Includes interest on lease liabilities for the three months ended April 30, 2022 – $26 (January 31, 2022 – $27; April 30, 2021 – $27) and for the six months ended April 30, 2022 – $53 (April 30, 2021 – $54).

17.	Earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Basic earnings per common share
Net income attributable to common shareholders	$2,595	$2,608	$2,289	$5,203	$4,554
Weighted average number of common shares outstanding (millions)	1,199	1,211	1,213	1,205	1,213
Basic earnings per common share (1) (in dollars)	$2.16	$2.15	$1.89	$4.32	$3.76
Diluted earnings per common share
Net income attributable to common shareholders	$2,595	$2,608	$2,289	$5,203	$4,554
Dilutive impact of share-based payment options and others (2)	–	24	13	67	116
Net income attributable to common shareholders (diluted)	$2,595	$2,632	$2,302	$5,270	$4,670
Weighted average number of common shares outstanding (millions)	1,199	1,211	1,213	1,205	1,213
Dilutive impact of share-based payment options and others (2) (millions)	2	19	10	20	35
Weighted average number of diluted common shares outstanding (millions)	1,201	1,230	1,223	1,225	1,248
Diluted earnings per common share (1) (in dollars)	$2.16	$2.14	$1.88	$4.30	$3.74
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)
Certain options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

18.	Financial instruments
(a) Risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2021.
(i) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings-Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default (1)	As at
	April 30, 2022			January 31 2022	October 31 2021
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail
Drawn (2)(3)	$446,169	$66,748	$512,917	$493,548	$459,902
Undrawn commitments	116,895	3,806	120,701	118,970	117,213
Other exposures (4)	110,511	7,771	118,282	121,331	119,923
Total non-retail	$673,575	$78,325	$751,900	$733,849	$697,038
Retail
Drawn (5)	$271,657	$99,421	$371,078	$360,789	$345,947
Undrawn commitments	54,321	–	54,321	52,994	51,020
Total retail	$325,978	$99,421	$425,399	$413,783	$396,967
Total	$999,553	$177,746	$1,177,299	$1,147,632	$1,094,005
(1)	After credit risk mitigation and excludes equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.
Credit quality of non-retail exposures
The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2021.
Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of April 30, 2022,
 28
% (January 31, 2022 –
29
%; October 31, 2021 –
31
%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is
 47% (January 31, 2022 – 49%; October 31, 2021 – 49%).
Retail standardized portfolio
The retail standardized portfolio of $99 billion as at April 30, 2022 (January 31, 2022 – $97 billion; October 31, 2021 – $91 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean. Of the total retail standardized exposures, $60 billion (January 31, 2022 – $59 billion; October 31, 2021 – $55 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.
(ii) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.
The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.
The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.
(iii) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).
Non-trading foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates.
As at April 30, 2022, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $39 million due primarily from exposure to U.S. dollars and Chilean Pesos (January 31, 2022 – $
44
million; April 30, 2021 – $
51
million) and the effect of which is not hedged.
A similar change in the Canadian dollar as at April 30, 2022, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $331 million (January 31, 2022 – $329 million; April 30, 2021 – $336 million), net of hedging.
Non-trading equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 6.
Trading portfolio risk management
The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	April 30, 2022			April 30	January 31	April 30
($ millions)	Average	High	Low	2022	2022	2021
Credit spread plus interest rate	$10.4	$13.7	$7.2	$10.2	$14.0	$10.8
Credit spread	5.7	8.6	4.0	5.5	5.9	4.8
Interest rate	9.6	14.6	7.8	9.6	14.1	13.9
Equities	4.0	6.8	1.7	5.1	2.2	9.4
Foreign exchange	2.0	3.7	1.3	1.8	1.4	3.0
Commodities	2.8	5.6	1.3	5.6	1.7	4.1
Debt specific	2.1	2.6	1.7	2.0	2.0	2.3
Diversification effect	(9.4)	–	–	(12.0)	(7.4)	(13.0)
Total VaR	$11.9	$15.6	$7.8	$12.7	$13.9	$16.6
Total Stressed VaR	$26.4	$41.0	$16.8	$25.7	$24.7	$37.6
(b) Financial instruments designated at fair value through profit or loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate.
The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value			Cumulative change in fair value (1)
	As at			For the three months ended			As at
($ millions)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	January 31 2022	April 30 2021	April 30 2022	January 31 2022	April 30 2021
Liabilities
Senior note liabilities (2)	$21,927	$23,979	$20,406	$3,913	$902	$197	$4,108	$195	$(350)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest income – trading revenues.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value due to changes in own credit risk (1)
As at April 30, 2022	$26,035	$21,927	$4,108	$787	$289
As at January 31, 2022	$24,174	$23,979	$195	$231	$(498)
As at April 30, 2021	$20,056	$20,406	$(350)	$ (140)	$(777)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(c) Financial instruments – fair value
Fair value of financial instruments
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
Refer to Note 7 of the Bank’s audited consolidated financial statements in the 2021 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.
The following table sets out the fair values of financial instruments of the Bank and excludes non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	April 30, 2022		January 31, 2022		October 31, 2021
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$85,910	$85,910	$99,053	$99,053	$86,323	$86,323
Trading assets	133,644	133,644	152,947	152,947	146,312	146,312
Securities purchased under resale agreements and securities borrowed	148,706	148,706	132,714	132,714	127,739	127,739
Derivative financial instruments	54,608	54,608	40,655	40,655	42,302	42,302
Investment securities – fair value	83,788	83,788	64,123	64,123	57,042	57,042
Investment securities – amortized cost	16,107	16,699	17,453	17,576	18,133	18,157
Loans	684,215	689,702	666,622	667,338	641,964	636,986
Customers’ liability under acceptances	19,043	19,043	20,901	20,901	20,404	20,404
Other financial assets	19,349	19,349	14,625	14,625	14,256	14,256
Liabilities:
Deposits	869,308	876,554	848,941	851,045	798,335	797,259
Financial instruments designated at fair value through profit or loss	21,927	21,927	23,979	23,979	22,493	22,493
Acceptances	19,070	19,070	20,934	20,934	20,441	20,441
Obligations related to securities sold short	44,620	44,620	46,133	46,133	40,954	40,954
Derivative financial instruments	57,123	57,123	39,697	39,697	42,203	42,203
Obligations related to securities sold under repurchase agreements and securities lent	131,978	131,978	122,878	122,878	123,469	123,469
Subordinated debentures	8,360	8,447	6,666	6,338	6,733	6,334
Other financial liabilities	41,679	41,949	44,078	44,348	39,802	40,254
(d) Fair value hierarchy
The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.
Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are classified as Level 3.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

				As at
	April 30, 2022				January 31, 2022
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$1,056	$–	$1,056	$–	$527	$–	$527
Trading assets
Loans	–	8,483	–	8,483	–	8,494	–	8,494
Canadian federal government and government guaranteed debt	7,630	3,716	–	11,346	6,228	3,626	–	9,854
Canadian provincial and municipal debt	4,000	4,608	–	8,608	3,935	5,039	–	8,974
US treasury and other US agencies’ debt	7,552	100	–	7,652	9,601	48	–	9,649
Other foreign governments’ debt	76	9,106	–	9,182	159	8,059	–	8,218
Corporate and other debt	2,667	9,070	1	11,738	2,529	9,191	2	11,722
Equity securities	74,813	71	3	74,887	94,478	123	3	94,604
Other	–	1,748	–	1,748	–	1,432	–	1,432
	$96,738	$36,902	$4	$133,644	$116,930	$36,012	$5	$152,947
Investment securities (2)
Canadian federal government and government guaranteed debt	$5,011	$4,700	$–	$9,711	$3,992	$4,412	$–	$8,404
Canadian provincial and municipal debt	1,711	3,490	–	5,201	1,336	4,007	–	5,343
US treasury and other US agencies’ debt	33,515	2,019	–	35,534	13,925	2,238	–	16,163
Other foreign governments’ debt	189	26,261	17	26,467	153	27,998	18	28,169
Corporate and other debt	36	1,406	60	1,502	69	1,108	24	1,201
Equity securities	3,659	233	1,481	5,373	3,157	233	1,453	4,843
	$44,121	$38,109	$1,558	$83,788	$22,632	$39,996	$1,495	$64,123
Derivative financial instruments
Interest rate contracts	$–	$9,923	$8	$9,931	$–	$12,568	$2	$12,570
Foreign exchange and gold contracts	–	26,027	–	26,027	–	16,833	–	16,833
Equity contracts	251	8,273	26	8,550	334	3,964	20	4,318
Credit contracts	–	487	–	487	–	342	–	342
Commodity contracts	–	9,602	11	9,613	–	6,585	7	6,592
	$251	$54,312	$45	$54,608	$334	$40,292	$29	$40,655
Liabilities:
Deposits	$–	$106	$–	$106	$–	$174	$–	$174
Financial liabilities designated at fair value through profit or loss	–	21,840	87	21,927	–	23,842	137	23,979
Obligations related to securities sold short	38,131	6,487	2	44,620	38,114	8,017	2	46,133

Derivative financial instruments
Interest rate contracts	–	17,835	7	17,842	–	13,494	17	13,511
Foreign exchange and gold contracts	–	27,261	–	27,261	–	17,374	–	17,374
Equity contracts	524	2,904	6	3,434	364	3,069	4	3,437
Credit contracts	–	27	–	27	–	26	–	26
Commodity contracts	–	8,553	6	8,559	–	5,341	8	5,349
	$524	$56,580	$19	$57,123	$364	$39,304	$29	$39,697
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Excludes debt investment securities measured at amortized cost of $16,699 (January 31, 2022 – $17,576).

Scotiabank Second Quarter Report
202
2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2021
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$755	$–	$755
Trading assets
Loans	–	8,113	–	8,113
Canadian federal government and government guaranteed debt	9,272	3,842	–	13,114
Canadian provincial and municipal debt	5,556	4,298	–	9,854
US treasury and other US agencies’ debt	6,760	63	–	6,823
Other foreign governments’ debt	129	9,559	–	9,688
Corporate and other debt	2,595	9,185	40	11,820
Equity securities	85,688	160	1	85,849
Other	–	1,051	–	1,051
	$110,000	$36,271	$41	$146,312
Investment securities (2)
Canadian federal government and government guaranteed debt	$1,125	$4,679	$–	$5,804
Canadian provincial and municipal debt	1,937	3,218	–	5,155
US treasury and other US agencies’ debt	11,462	2,175	–	13,637
Other foreign governments’ debt	67	26,605	17	26,689
Corporate and other debt	10	1,319	27	1,356
Equity securities	2,879	218	1,304	4,401
	$17,480	$38,214	$1,348	$57,042
Derivative financial instruments
Interest rate contracts	$–	$13,124	$1	$13,125
Foreign exchange and gold contracts	–	18,293	–	18,293
Equity contracts	184	3,513	21	3,718
Credit contracts	–	245	–	245
Commodity contracts	–	6,921	–	6,921
	$184	$42,096	$22	$42,302
Liabilities:
Deposits	$–	$175	$–	$175
Financial liabilities designated at fair value through profit or loss	–	22,354	139	22,493
Obligations related to securities sold short	35,487	5,467	–	40,954

Derivative financial instruments
Interest rate contracts	–	13,148	15	13,163
Foreign exchange and gold contracts	–	18,171	–	18,171
Equity contracts	307	4,737	6	5,050
Credit contracts	–	30	–	30
Commodity contracts	–	5,789	–	5,789
	$307	$41,875	$21	$42,203
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Excludes debt investment securities measured at amortized cost of $18,157.
Level 3 instrument fair value changes
Financial instruments categorized as Level 3 as at April 30, 2022, in the fair value hierarchy comprise certain foreign government bonds, structured corporate bonds, equity securities, complex derivatives, financial liabilities designated at fair value through profit or loss and obligations related to securities sold short.
The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended April 30,
2022.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at April 30, 2022
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (1)
Trading assets
Corporate and other debt	$2	$(2)	$–	$–	$–	$1	$1	$(2)
Equity securities	3	–	–	2	–	(2)	3	–
	5	(2)	–	2	–	(1)	4	(2)
Investment securities
Other foreign governments’ debt	18	–	(1)	–	–	–	17	n/a
Corporate and other debt	24	–	(6)	42	–	–	60	–
Equity securities	1,453	58	4	74	(103)	(5)	1,481	58
	1,495	58	(3)	116	(103)	(5)	1,558	58
Derivative financial instruments – assets
Interest rate contracts	2	6	–	–	–	–	8	6
Equity contracts	20	4	–	1	–	1	26	4	(2)
Commodity contracts	7	4	–	–	–	–	11	4

Derivative financial instruments – liabilities
Interest rate contracts	(17)	(5)	–	–	–	15	(7)	(5	) (3)
Equity contracts	(4)	(1)	–	(1)	–	–	(6)	(1	) (2)
Commodity contracts	(8)	2	–	–	–	–	(6)	2
	–	10	–	–	–	16	26	10

Financial liabilities designated at fair value through profit or loss	(137)	25	–	(22)	–	47	(87)	7

Obligations related to securities sold short	(2)	–	–	–	–	–	(2)	–
Total	$1,361	$91	$(3)	$96	$(103)	$57	$1,499	$73
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(3)
Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following tables summarize the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2022 and October 31, 2021.

	As at January 31, 2022
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$41	$–	$–	$–	$(31)	$(5)	$5
Investment securities	1,348	66	5	102	(30)	4	1,495
Derivative financial instruments	1	(3)	–	–	–	2	–
Financial liabilities designated at fair value through profit or loss	(139)	2	–	–	–	–	(137)
Obligations related to securities sold short	–	–	–	–	–	(2)	(2)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

	As at October 31, 2021
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$4	$(1)	$–	$28	$–	$10	$41
Investment securities	1,190	83	28	78	(32)	1	1,348
Derivative financial instruments	(35)	4	–	(12)	51	(7)	1
Financial liabilities designated at fair value through profit or loss	(119)	–	–	(20)	–	–	(139)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Scotiabank Second Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
The following significant transfers made between Level 1 and 2, were based on whether the fair value was determined using quoted market prices from an active market.
During the three months ended April 30, 2022:

•	Trading assets of $1,191 million, investment securities of $475 million and obligations related to securities sold short of $624 million were transferred out of Level 2 into Level 1.

•	Trading assets of $1,306 million, investment securities of $463 million and obligations related to securities sold short of $361 million were transferred out of Level 1 into Level 2.
During the three months ended January 31, 2022:

•	Trading assets of $629 million, investment securities of $1,484 million and obligations related to securities sold short of $43 million were transferred out of Level 2 into Level 1.

•	Trading assets of $2,034 million, investment securities of $754 million and obligations related to securities sold short of $1,171 million were transferred out of Level 1 into Level 2.
During the three months ended October 31, 2021:

•	Trading assets of $9,455 million, investment securities of $3,407 million and obligations related to securities sold short of $2,550 million were transferred out of Level 2 into Level 1.

•	Trading assets of $9,972 million, investment securities of $13,474 million and obligations related to securities sold short of $2,235 million were transferred out of Level 1 into Level 2.
There were no significant transfers into and out of Level 3 during the three months ended April 30, 2022, January 31, 2022 and October 31, 2021.
Level 3 sensitivity
The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2021 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

19.	Corporate income taxes
Tax Assessments
Prior to 2022, the Bank received reassessments totalin
g $1,201
million of tax and interest as a result of the Canada Revenue Agency (the “CRA”) and the Quebec and Alberta tax authorities denying the tax deductibility of certain Canadian dividends received during the 2011-2016 taxation years. In the second quarter of 2022, the Bank received a reassessment o
f $5 million of tax and interest from the Alberta Tax and Revenue Administration in respect of the same matter for the 2016 taxation year. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by rules introduced in 2015 and 2018.
In 2021, a subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its 2014 and 2015 taxation years totaling $173 million of tax, penalties and interest. In the first quarter of 2022, assessments totaling $297 million were received in respect of similar securities lending transactions in 2016 and 2017.
In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.
2022 Federal Budget Tax Measures
On April 7, 2022, the Canadian Minister of Finance released the Federal Budget (“Budget”) which, among other proposals, included certain tax measures affecting large banks and other financial institutions. The Budget proposes a Canada Recovery Dividend (“CRD”), under which the Bank will pay a one-time

15%
tax on taxable income in excess of
 $1
billion based on the 2021 taxation year, as well as an increase of
 1.5%
to the Bank’s corporate income tax rate on its future earnings. Once enacted, the proposed tax measures will be effective as of the 2022 taxation year, with the CRD to be payable in equal amounts over five years.
The impact of these proposed tax measures has not been recognized in the Bank’s financial results as they are not substantively enacted as at April 30, 2022. Furthermore, their impact cannot be accurately assessed at this time due to uncertainties around how the rules will be finalized.

20.	Acquisitions
Acquisition impacting the current period
Scotiabank Chile
During the quarter, the Bank completed the acquisition of an additional
 16.8
% stake in Scotiabank Chile for $
1.2

billion from the non-controlling interest shareholder, increasing its ownership to

99.8
%.
The purchase consideration was comprised of cash of $650 million and the issuance of 7 million common shares valued at $569 million. The increase in ownership was effective February 27, 2022. This transaction was accounted for as a capital transaction through shareholders’ equity and did not result in a change to the carrying value of the assets and liabilities of the subsidiary, or the Bank’s associated goodwill.
The transaction negatively impacted the Bank’s Common Equity Tier 1 (CET1) ratio by 11 basis points. Scotiabank Chile forms part of the International Banking business segment.

Scotiabank Second Quarter Report 2022

SHAREHOLDER INFORMATION

Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Dividend Dates for 2022
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 4, 2022	January 27, 2022
April 5, 2022	April 27, 2022
July 5, 2022	July 27, 2022
October 4, 2022	October 27, 2022
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference Call and Web Broadcast
The quarterly results conference call will take place on May 25, 2022, at 7:15 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at
416-641-6104
or toll-free, at
1-800-952-5114
using ID 7409796# (please call shortly before 7:15 am EDT). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from May 25, 2022, to July 1, 2022, by calling
905-694-9451
or
1-800-408-3053
(North America toll-free) and entering the access code 1127377#. The archived audio webcast will be available on the Bank’s website for three months.

Contact Information
Investors:
Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone:
(416) 775-0798
E-mail:
investor.relations@scotiabank.com
Global Communications:
Scotiabank
44 King Street West, Toronto, Ontario
Canada M5H 1H1
E-mail:
corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone:
1-877-982-8767
E-mail:
service@computershare.com

Scotiabank Second Quarter Report 2022

SHAREHOLDER INFORMATION

Co-Transfer
Agent (U.S.A.)
Computershare Trust Company, N.A.
Overnight Mail Delivery:
Computershare C/O: Shareholder Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
First Class, Registered or Certified Mail Delivery:
Computershare C/O: Shareholder Services
P.O. Box 505000, Louisville, KY 40233-5000
Tel:
1-800-962-4284
E-mail:
service@computershare.com
For other shareholder enquiries, please contact the Corporate Secretary’s Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone:
(416) 866-3672
E-mail:
corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank Second Quarter Report 2022

The Bank of Nova Scotia is incorporated in Canada with limited liability.